One Pre-Paid Way

PRE-PAID LEGAL SERVICES, INC.

Est. 1972

"Justice For All"

LIFE EVENTS LEGAL PLAN℠


10011870

To Our Shareholders:

In 2009, our economy continued to struggle to survive amid uncertainty. A prolonged recession significantly impacted consumers facing challenges of foreclosures, bankruptcies, credit issues and double digit unemployment. Our Provider Attorney network heard evidence of this crisis first hand in the 2.3 million requests for legal service from our members in 2009. The most common requests sought counsel for real estate-related legal services, including foreclosures.

We have no doubt, as we enter a new decade of economic unknowns, that our legal service products are needed now more than ever. Our determination to ensure the vision of justice for all has become even stronger through our sense of responsibility and our dedication to our members. As a result, the opportunity we offer to individuals seeking to fulfill their entrepreneurial dreams by becoming a Pre-Paid Legal Independent Associate remains as strong as ever.

Among business peers, your company was recognized by several entities during 2009. Pre-Paid Legal Services, Inc. was ranked 66th in the *Forbes* Magazine annual list of "America's 200 Best Companies," climbing 64 positions. Your company also earned a spot in the top 20 U.S. companies on the Validea's "Hot List" portfolio, a stock screening system that identifies the highest rated stocks among 6,000 tracked by the system.



Harland C. Stonecipher
Company Founder, Chairman of the Board

Pre-Paid Legal Services, Inc. was also named one of the 100 best U.S. companies in the 6th Annual Best Company Awards by DeMarche Associates, Inc. a leading U.S. investment research firm. The recognition placed your company with the top 3 percent of all U.S. corporations. In Wall Street news, Greenblatt Strategy placed Pre-Paid Legal as the fourth highest rated stock in a recent ranking of the 3,500 largest U.S. stocks by a leading investment strategist. We were also listed as one of 20 undervalued small cap company stocks by an analyst in an article in *The Motley Fool*.

In June, we celebrated another achievement - the 10th anniversary of a successful launch into the Canadian market in Ontario and the subsequent expansion into the provinces of British Columbia (1999), Manitoba and Alberta (2001).

As in previous years, we continued to depend on the seasoned opinions from our Advisory Council, comprised of four legal professionals with a wide range of experiences in law and business. With three of the four on our Advisory Council being former Attorneys General, the news of the National Association of Attorneys General issuing a proclamation in support of prepaid legal service plans was especially meaningful.

In the following pages of this annual report, I invite you to read the thoughts of other people I highly regard in so many ways. Shirley Stonecipher has not only been my constant companion, but a source of wisdom as the dream of a prepaid legal service company became a reality called Pre-Paid Legal Services, Inc. Randy Harp, our co-CEO, President and Chief Operating Officer, together with Mark Brown, our co-CEO, Senior Vice President and Chief Marketing Officer, share their insight into the company's sense of direction in the twists and turns of the current economy.

Our mission to provide affordable legal counsel has become an intense call to action. We continue to devote ourselves to the cause. Just as David stood to face the insurmountable challenges of a towering Goliath, our battle for equal access to the legal system and justice for all will continue no matter the size of the opponent. I congratulate you for being a part of this worthy crusade.

Sincerely,

Harland C. Stonecipher
Company Founder,
Chairman of the Board
Pre-Paid Legal Services, Inc.

It is difficult to believe that it has been more than 40 years since those first conversations about building a revolutionary company came to life. Many of the discussions and meetings happened at our kitchen table in rural Oklahoma. I remember lots of coffee, pages of ideas, and experiment. There was certainly an unknown of exactly where this would lead – tempered early on, and well, with a faith that it would succeed.

The determination was always there in the early years. Harland seldom had second thoughts or let himself be deterred from his vision that everyone should have access to a lawyer.

Shirley Stonecipher
Company Co-Founder

He sincerely did not want others to have to go through the painful experiences, both physical and mentally, that he and I endured after a traffic accident in 1969.

It wasn't always easy, but he always had faith that if the dream was meant to be, all the right doors would open for us at the right time to lead us in the right direction. He did not run away from the naysayers, but instead faced opposition head on (as close as family and friends, and as distant as legislators in positions of power) to explain the sound and solid reasons behind the unheard of idea he deeply believed could make a difference in so many lives. His belief in this company was, and remains, an inspiration to me, our employees, independent associates, and provider law firms.

Fast forward to today to a company that has grown far beyond the dreams of kitchen table conversations I remember. I am proud of and thankful to Harland and all those throughout the years who have shared, inspired and remained faithful to the original vision of helping others. Thankfully some things never change.

The country's troubling economy in 2009 led to difficult financial decisions being made by companies determined to keep the doors open, but faced with cutting costs to remain profitable. Our independent associates offering our Life Events Legal Plan℠ to employees found this to be a welcome opportunity. As employers remained intent on keeping employees happy while attracting the best staff possible by offering affordable benefits that wouldn't break the budget, Pre-Paid Legal's Group Marketing division remained a popular avenue for sales with many top associates.

Of course, companies cutting costs, restricting work hours, and effectively reducing employee income opened a ripe market for our business opportunity in 2009. In 2008, we saw 122,255 new independent associates start their own business with Pre-Paid Legal. Compared to 2009, that number jumped just over 52% to 186,064!



Randy Harp
co-CEO, President and
Chief Operating Officer

Just before press time, we received great news that our founder and Chairman of the Board and previous Chief Executive Officer Harland Stonecipher was named one of Oklahoma's Most Admired CEOs in February 2010 during in an inaugural event organized by *The Journal Record*. The event set out to honor the state's top business leaders. The bestowed title is not one that surprises those of us who know and respect him, but it is notable that this incredible man with the unique business vision was chosen for recognition by an independent industry panel.

Pre-Paid Legal is strong and our commitment remains solid to our members, independent sales associates, provider law firms, home office staff and investors; in all we do, we remain diligent in pursuing the mission of equal justice for all.

Randy Harp   M Brown



Mark Brown
co-CEO, Senior Vice President and
Chief Marketing Officer


2009
2008
2007
2006
2005
(In Thousands)
9,000
11,000
13,000
15,000

WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING:

During 2009, we continued our long standing share repurchase program reducing our weighted average diluted shares outstanding by 8%.


2009 $426
2008 $437
2007 $427
2006 $412
2005 $389
(In Millions)
$340
$360
$380
$400
$420
$440

MEMBERSHIP REVENUES:

In a very difficult economy, we were able to maintain 2009 Membership revenues within 2% of 2008.


2009 $67,794 $55,138
2008 $64,317 $60,172
2007 $67,178 $51,202
2006 $54,385 $51,798
2005 $50,131 $35,812
Cash Flow From Operations
Net Income
(In Thousands)
$30,000
$40,000
$50,000
$60,000
$70,000
2009 $5.04
2008 $5.04
2007 $3.88
2006 $3.51
2005 $2.29
$1.00
$2.00
$3.00
$4.00
$5.00

CASH FLOW FROM OPERATIONS AND NET INCOME:

Our business model generates significant cash flow. Cash flow from operations has averaged more than $66 million during the last three years. Cash flow has been in excess of our reported net income consistently over the last ten years which highlights the quality of our reported earnings.

DILUTED EARNINGS PER SHARE:

Diluted earnings per share was $5.04 for year 2009, unchanged from year 2008 and has increased from $2.29 since year 2005.

Received SEC
APR 13 2010
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ___________

Commission File Number: 1-9293

PRE-PAID LEGAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Oklahoma	73-1016728
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Pre-Paid Way Ada, Oklahoma	74820
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code: (580) 436-1234

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities registered under Section 12 (g) of the Exchange Act: None

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. As of June 30, 2009: $320,034,000

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: As of February 12, 2010, there were 10,045,068 shares of Common Stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of our definitive proxy statement for our 2010 annual meeting of shareholders are incorporated into Part III of this Form 10–K by reference.

PRE-PAID LEGAL SERVICES, INC.
FORM 10-K
For the Year Ended December 31, 2009
TABLE OF CONTENTS

PRE-PAID LEGAL SERVICES, INC.

FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2009

PART I

ITEM 1. BUSINESS.

General

We were one of the first companies in the United States organized solely to design, underwrite and market legal expense plans. Our predecessor commenced business in 1972 and began offering legal expense reimbursement services as a "motor service club" under Oklahoma law. In 1976, we were formed and acquired our predecessor in a stock exchange. We began offering Memberships independent of the motor service club product by adding a legal consultation and advice service, and in 1979, we implemented a legal expense benefit that provided for partial payment of legal fees in connection with the defense of certain civil and criminal actions. Our life events legal plans (referred to as "Memberships") currently provide for a variety of legal services. In most states and provinces, standard plan benefits include preventive legal services, motor vehicle legal defense services, trial defense services, IRS audit services and a 25% discount off legal services not specifically covered by the Membership for an average monthly Membership fee of approximately $21. Additionally, in approximately 47 states and 4 Canadian provinces, the Legal Shield rider can be added to the standard plan for only $1 per month and provides members with 24-hour access to a toll-free number for attorney assistance if the member is arrested or detained. We also offer our Identity Theft Shield ("IDT") to new and existing members at $9.95 per month if added to a legal service Membership ("add-on IDT") or IDT may be purchased separately for $12.95 per month ("stand-alone IDT"). The identity theft related benefits include a credit report and related instructional guide, a credit score and related instructional guide, credit report monitoring with daily online and monthly offline notification of any changes in credit information and comprehensive identity theft restoration services.

Life events legal plan benefits are generally provided through a network of independent provider law firms, typically one firm per state or province and IDT plan benefits are provided by Kroll Background America, Inc., a subsidiary of Kroll Inc. ("Kroll"). Members have direct, toll-free access to Kroll or their provider law firm rather than having to call for a referral. At December 31, 2009, we had 1,547,585 Memberships in force with members in all 50 states, the District of Columbia and the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. Approximately 90% of such Memberships were in 29 states and provinces.

Industry Overview

Legal service plans, while used in Europe for more than one hundred years and representing more than a $4 billion European industry, were first developed in the United States in the late 1960s. Since that time, there has been substantial growth in the number of Americans entitled to receive various forms of legal services through legal service plans. The National Resource Center for Consumers of Legal Services ("NRC") previously provided market information for different types of legal service plans and estimates of number of users. However, the NRC is no longer in existence and we are unaware of any current comparable information sources. In the last NRC report in 2002, the NRC estimated there were 164 million Americans without any type of legal service plan. We believe the legal service plan industry continues to evolve and market acceptance of legal service plans, as indicated by the continuing growth in the number of individuals covered by plans, is increasing.

"Public Perceptions of Lawyers: Consumer Research Findings, April 2002" prepared on behalf of the American Bar Association concluded nearly seven in ten households had some occasion during the past year that might have led them to hire a lawyer. This report further suggested, *"for the consumer, legal services are among the most difficult services to buy. The prospect of doing so is rife with uncertainty and potential risk,"* and further concluded, *"the challenge (and opportunity) for the legal profession is to make lawyers more accessible and less threatening to consumers who might need them."*

The American Bar Association's web site also reflects the legal profession's support of the legal service plan concept by saying "The ABA has long supported prepaid legal services plans as a way to increase access to the justice system for low- and middle-income Americans. These plans allow individuals and families to address legal issues before they become significant problems, reducing demands on already overburdened court systems and instilling confidence in our justice system. The ABA web site points out that:

- Group legal plans are important to maintaining confidence in our justice system and the rule of law.
- Group legal plans efficiently and inexpensively provide preventative legal services to low and middle income Americans.
- Group legal services help ease the burden on overtaxed government programs.
- Group legal plans enhance productivity by allowing employees to focus on their jobs, not their legal troubles.

Legal service plans are offered through various organizations and marketing methods and contain a wide variety of benefits. Free plans include those sponsored by labor unions, elder hotlines, the American Association of Retired Persons and the National Education Association and employee assistance plans that are also automatic enrollment plans without direct cost to participants designed to provide limited telephonic access to attorneys for members of employee groups. There are also employer paid plans pursuant to which more comprehensive benefits are offered by the employer as a fringe benefit. Finally, there are individual enrollment plans, other employment based plans, including voluntary payroll deduction plans, and miscellaneous plans. These plans typically have more comprehensive benefits, higher utilization, involve higher costs to participants, and are offered on an individual enrollment or voluntary basis. This is the market segment in which we compete.

According to the latest estimates of the census bureaus of the United States and Canada, the two geographic areas in which we operate, the number of households in the combined area exceeds 141 million. Since we have always disclosed our members in terms of Memberships and individuals covered by the Membership include the individual who purchases the Membership together with his or her spouse and never-married children living at home up to age 21 or up to age 23 if the children are full time college students, we believe that our market share should be viewed as a percentage of households. Historically, we have described and suggested to our independent sales associates that their primary market focus should be the "middle" eighty percent of such households rather than the upper and lower ten percent segments based on our belief that the upper ten percent may already have access to legal services and the lower ten percent may not be able to afford the cost of a legal service plan. As a percentage of this defined "middle" market of approximately 113 million households, we currently have an approximate 1.3% share of the estimated market based on our existing 1.5 million active Memberships and, over the last 30 years, an additional 6% of households have previously purchased, but no longer own, Memberships. We routinely remarket to previous members and reinstated approximately 95,000, 82,000 and 83,000 Memberships during 2009, 2008 and 2007, respectively.

Description of Memberships

The Memberships we sell generally allow members to access legal services through a network of independent law firms ("provider law firms") under contract with us. Provider law firms are paid a monthly fixed fee on a capitated basis to render services to plan members residing within the state or province in which the provider law firm attorneys are licensed to practice. Because the fixed fee payments by us to benefit providers do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to us in managing claims risk since we know the percentage of Membership fees that will be paid to the benefit providers to deliver the Membership benefits and the timing of such payments. At December 31, 2009, Memberships subject to the capitated provider law firm arrangement comprised more than 99% of our active Memberships. The remaining Memberships, less than 1%, were primarily sold prior to 1987 and allow members to locate their own lawyer ("open panel") to provide legal services available under the Membership with the member's lawyer being reimbursed for services rendered based on usual, reasonable and customary fees, or are in states where there is no provider law firm in place and our referral attorney network described below is utilized.

Membership benefits utilization

During 2009, our provider law firms processed more than 2.3 million requests for service, an average of 1.6 per Member. A request for service represents a member's request for assistance on a specific legal matter. These requests usually include multiple telephone consultation(s) and often include document review(s), letter(s) written or telephone call(s) made to third parties on the members' behalf, preparation of last will(s) and testament(s) and other legal assistance as described below. Although not all of our provider law firms maintain specific records of how often the legal engagement leads to additional fees being paid by members to the provider law firm, provider law firms representing approximately 99% of our Membership base reported that on average, approximately 1% of these requests for service resulted in additional fees being paid by the member to the provider law firm.

Family Legal Plan

The Family Legal Plan we currently market in most jurisdictions consists of five basic benefit groups that provide coverage for a broad range of preventive and litigation-related legal expenses. The Family Legal Plan accounted for approximately 92% of our Membership fees (including the add-on identity theft shield benefit, 72% and 75%, respectively, excluding such add-ons) in 2009 and 2008. In addition to the Family Legal Plan, we market other specialized legal services products specifically related to employment in certain professions described below.

In 12 states, certain of our plans are available in the Spanish language. For the Spanish language plans, the provider law firms have both bilingual staff and lawyers and we have bilingual staff for customer service, attorney resources and marketing service functions. We will continue to evaluate making our plans available in additional languages in markets where there is both sufficient demand and qualified staff and attorneys available.

In exchange for a fixed monthly, semi-annual or annual payment, members are entitled to specified legal services. Those individuals covered by the Membership include the individual who purchases the Membership along with his or her spouse and never married children living at home up to age 21 or up to age 23 if the children are full time college students. Also included are children up to age 18 for whom the member is legal guardian and any dependent child, regardless of age, who is mentally or physically disabled. Each Membership, other than the Business Owners' Legal Solutions Plan, is guaranteed renewable, except in the case of fraud or nonpayment of Membership fees. Historically, we have not raised rates to existing members. If new benefits become available, existing members may choose the newer, more comprehensive plan at a higher rate or keep their existing Memberships. Memberships are automatically renewed at the end of each Membership period unless the member cancels prior to the renewal date or fails to make payment on a timely basis.

The basic legal service plan Membership is sold as a package consisting of five separate benefit groups. Memberships range in cost from $14.95 to $25.00 per month depending in part on the schedule of benefits, which may vary from state or province in compliance with regulatory requirements. Benefits for domestic matters, bankruptcy and drug and alcohol related matters are limited in most Memberships.

Preventive Legal Services. These benefits generally offer unlimited toll-free access to a member's provider law firm for advice and consultation on any legal matter. These benefits also include letters and phone calls on the member's behalf, review of personal contracts and documents, each up to 10 pages in length, last will and testament preparation for the member and annual will reviews at no additional cost. In almost every case, additional wills for spouse and other covered members may be prepared at a cost of $20 or less.

Motor Vehicle Legal Protection. These benefits offer legal assistance for matters resulting from the operation of a licensed motor vehicle. Members have assistance available to them at no additional cost for: (a) defense in the court of original jurisdiction of moving traffic violations deemed meritorious, (b) defense in the court of original jurisdiction of any charge of manslaughter, involuntary manslaughter, vehicular homicide or negligent homicide as the result of a licensed motor vehicle accident, (c) up to 2.5 hours of assistance per incident for collection of minor property damages (up to $2,000) sustained by the member's licensed motor vehicle in an accident, (d) up to 2.5 hours of assistance per incident for collection of personal injury damages (up to $2,000) sustained by the member or covered family member while driving, riding or being struck as a pedestrian by a motor vehicle, and (e) up to 2.5 hours of assistance per incident in connection with an action, including an appeal, for the maintenance or reinstatement of a member's driver's license which has been canceled, suspended, or revoked. No coverage under this benefit of the basic legal service plan is offered to members for pre-existing conditions, drug or alcohol related matters, or for commercial vehicles over two axles or operation without a valid license.

Trial Defense. These benefits offer assistance to the member and the member's spouse through an increasing schedule of benefits based on Membership year. Up to 60 hours are available for the defense of civil or job-related criminal charges by the provider law firm in the first Membership year. The criminal action must be within the scope and responsibility of employment activities of the member or spouse. Up to 2.5 hours of assistance are available prior to trial, and the balance is available for actual trial services. The schedule of benefits under this benefit area increases by 60 hours each Membership year to: 120 hours in the second Membership year, 3 hours of which are available for pre-trial services; 180 hours in the third Membership year, 3.5 hours of which are available for pre-trial services; 240 hours in the fourth Membership year, 4 hours of which are available for pre-trial services, to the maximum limit of 300 hours in the fifth Membership year, 4.5 hours of which are available for pre-trial services. This benefit excludes domestic matters, bankruptcy, deliberate criminal acts, alcohol or drug-related matters, business matters, and pre-existing conditions.

In addition to the pre-trial benefits of the basic legal plan described above, there are additional pre-trial hours available as an option, or add-on, to the basic plan. These optional benefits cost $9.00 per month and add 15 hours of pre-trial services during the first year of the Membership increasing 5 additional hours each Membership year to the maximum limit of 35 hours in the fifth Membership year and increases total pre-trial and trial defense hours available pursuant to the expanded Membership to 75 hours during the first Membership year to 335 hours in the fifth Membership year. These pre-trial hours are in addition to those hours already provided by the basic plan so that the member, in the first year of the Membership, has a combined total of 17.5 pre-trial hours available escalating to a combined total of 39.5 pre-trial hours in the fifth Membership year. There were approximately 479,000 subscribers of this benefit at December 31, 2009 compared to 487,000 at December 31, 2008.

IRS Audit Protection Services. This benefit offers up to 50 hours of legal assistance per year in the event the member, spouse or dependent children receive written notification of an Internal Revenue Service ("IRS") audit or are summoned in writing to appear before the IRS concerning a tax return. The 50 hours of assistance are available in the following circumstances: (a) up to 1 hour for initial consultation, (b) up to 2.5 hours for representation in connection with the audit if settlement with the IRS is not reached within 30 days, and (c) the remaining 46.5 hours of actual trial time if settlement is not achieved prior to litigation. Coverage is limited to audit notification received regarding the tax return for years during which the Membership is effective. Representation for charges of fraud or income tax evasion, business and corporate tax returns and certain other matters are excluded from this benefit.

With pre-trial benefits limited to 2.5 hours to 4.5 hours based on the Membership year for trial defense (without the pre-trial option described) and 3.5 hours for the IRS audit benefit, these benefits do not ensure complete pre-trial coverage. In order to receive additional pre-trial IRS audit or trial defense benefits, a matter must actually proceed to trial. The costs of pre-trial preparation that exceed the benefits under the Membership are the responsibility of the member. Provider law firms under the closed panel Membership have agreed to provide to members any additional pre-trial services beyond those stipulated in the Membership at a 25% discount from the provider law firm's customary and usual hourly rate. Retainer fees for these additional services may be required.

Preferred Member Discount for All Other Services. Provider law firms have agreed to provide to members any legal services beyond those stipulated in the Membership at a fee discounted 25% from the provider law firm's customary and usual hourly rate. This "customary and usual hourly rate" is a fixed single hourly rate for each provider firm that is generally an average of the firm's various hourly rates for its attorneys which typically vary based on experience and expertise.

Legal Shield Benefit

In 47 states and four Canadian provinces, the Legal Shield plan can be added to the standard or expanded Family Legal Plan for $1 per month and provides members with 24-hour access to a toll-free number for provider law firm assistance if the member is arrested or detained. The Legal Shield member, if detained, can present their Legal Shield card to the officer that has detained them to make it clear that they have access to legal representation and that they are requesting to contact a lawyer immediately. The benefits of the Legal Shield plan are subject to conditions imposed by the detaining authority, which may not allow for the provider law firm to communicate with the member on an immediate basis. The Legal Shield benefit was introduced in 1999. There were approximately 1,110,000 Legal Shield subscribers at December 31, 2009 compared to approximately 1,091,000 at December 31, 2008.

Identity Theft Shield Benefit

Through a joint marketing agreement with Kroll Background America Inc., a subsidiary of Kroll Inc., our independent sales associates market Kroll's identity theft benefits in 50 states and four Canadian provinces. By adding the Identity Theft Shield to their existing family Membership, members have toll free access to the identity theft specialists at Kroll. This benefit can be added to a legal service Membership for $9.95 per month or purchased separately for $12.95 per month. The identity theft related benefits include a credit report provided through Experian and related instructional guide, a credit score calculated by an independent scoring service and related instructional guide, credit report monitoring through Experian with daily online and monthly offline notification of any changes in credit information and comprehensive identity theft restoration services.. Beginning in the first quarter of 2009, our Identity Theft membership were offered as an on-line service where new members can authenticate their membership by logging on to the Internet and get an immediate credit report delivered via the web making the method of requesting and receiving the credit report more streamlined and efficient. There were approximately 804,000 and 771,000 subscribers at December 31, 2009 and 2008, respectively, comprised of 711,000 and 681,000 subscribers at $9.95 per month and 93,000 and 90,000 subscribers at $12.95 per month.

Canadian Family Plan

The Family Legal Plan is currently marketed in the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. We began operations in Ontario and British Columbia during 1999 and Alberta and Manitoba in 2001. Benefits of the Canadian plan include expanded preventive benefits including assistance with Canadian Government agencies, warranty assistance and small claims court assistance as well as the preferred member discount. Canadian Membership fees collected during 2009 were approximately $7.9 million (including foreign currency translation adjustments) in U.S. dollars compared to $8.2 million collected in 2008 and $7.6 million collected in 2007.

Specialty Legal Service Plans

In addition to the Family Legal Plan described above, we also offer other specialty or niche legal service plans. These specialty plans usually contain many of the Family Legal Plan benefits adjusted as necessary to meet specific industry or prospective member requirements. In addition to those specialty plans described below, we will continue to evaluate and develop other such plans as the need and market allow.

Business Owners' Legal Solutions Plan

The Business Owners' Legal Solutions plan was developed during 1995 and provides business oriented legal service benefits for small businesses with 99 or fewer employees. This plan was developed and test marketed in selected geographical areas and more widely marketed beginning in 1996 at a monthly rate of $69.00. This plan provides for-profit small businesses with legal consultation and correspondence benefits, contract and document reviews, debt collection assistance and reduced rates for any non-covered areas. During 1997, the coverage offered pursuant to this plan was expanded to include trial defense benefits and membership in GoSmallBiz.com, an unrelated Internet based service provider. Through GoSmallBiz.com, members may receive unlimited business consultations from business consultants and have access to timely small business articles, educational software, Internet tools and more. This expanded plan is currently marketed at a monthly rate ranging from $69 to $150 ($175 in Canada) depending on the number of employees and provides business oriented legal service benefits for any for-profit business with 99 or fewer employees. This plan is available in 45 states and three Canadian provinces and represented approximately 5.2%, 5.4% and 5.3% of our Membership fees during 2009, 2008 and 2007, respectively.

Commercial Driver Legal Plan

The Commercial Driver Legal Plan is designed specifically for the professional truck driver and offers a variety of driving-related benefits, including coverage for moving and non-moving violations. This plan provides coverage by a provider law firm for persons who drive a commercial vehicle. This legal service plan is currently offered in 44 states. In certain states, the Commercial Driver Legal Plan is underwritten by the Road America Motor

Club, an unrelated motor service club. During 2009, this plan accounted for approximately 0.7% of Membership fees compared to approximately .8% and .9% of Membership fees during 2008 and 2007. The Plan underwritten by the Road America Motor Club is available at the monthly rate of $35.95 or at a group rate of $32.95. Plans underwritten by us are available at the monthly rate of $32.95 or at a group rate of $29.95. Benefits include the motor vehicle related benefits described above, defense of Department of Transportation violations and the 25% discounted rate for services beyond plan scope, such as defense of non-moving violations. The Road America Motor Club underwritten plan includes bail and arrest bonds and services for family vehicles.

Home-Based Business Rider

The Home-Based Business plan was designed to provide small business owners access to commonly needed legal services. It can be added to the Expanded Family Legal Plan in approved states. To qualify, the business and residence address must be the same with three or fewer employees and be a for-profit business that is not publicly traded. Benefits under this plan include unlimited business telephone consultation, review of three business contracts per month, three business and debt collection letters per month and discounted trial defense rates. This plan also includes Membership in GoSmallBiz.com. This plan is available in 38 states and three Canadian provinces and represented approximately 1.9% of our Membership fees during 2009 compared to approximately 1.9% and 1.8% during 2008 and 2007.

Comprehensive Group Legal Services Plan

In late 1999, we introduced the Comprehensive Group plan, designed for the large group employee benefit market. This plan, available in 36 states, provides all the benefits of the Family Legal Plan as well as mortgage document preparation, assistance with uncontested legal situations such as adoptions, name changes, separations and divorces. Additional benefits include the preparation of health care power of attorney and living wills or directives to physicians. Although sales of this plan during the last three years (2,735 Memberships, 2,599 Memberships and 2,735 Memberships during 2009, 2008 and 2007, respectively) are not significant compared to our total Membership sales, we still believe this plan improves our competitive position in the large group market. We continue to emphasize group marketing to employee groups of less than 50 rather than larger groups where there is more competition, price negotiation and typically a longer sales cycle.

Other than additional benefits such as the Legal Shield and Identity Theft Shield benefits described above, the basic structure and design of the Membership benefits has not significantly changed over the last several years. The consistency in plan design and delivery provides us consistent, accurate data about plan utilization that enables us to manage our benefit costs through the capitated payment structure to provider firms. We frequently evaluate and consider other plan benefits that may include other services complimentary to the basic legal service plan.

Provider Law Firms

Our Memberships generally allow members to access legal services through a network of independent provider law firms under contract with us generally referred to as "provider law firms." Provider law firms are paid a fixed fee on a per capita basis to render services to plan members residing within the state or province as provided by the contract. Because the fixed fee payments by us to provider law firms in connection with the Memberships do not vary based on the type and amount of benefits utilized by the member, this arrangement provides significant advantages to us in managing our cost of benefits. Pursuant to these provider law firm arrangements and due to the volume of revenue directed to these firms, we have the ability to more effectively monitor the customer service aspects of the legal services provided, the financial leverage to help ensure a customer friendly emphasis by the provider law firms and access to larger, more diversified law firms. Through our members, we are typically the largest client base of our provider law firms.

Provider law firms are selected to serve members based on a number of factors, including recommendations from provider law firms and other lawyers in the area in which the candidate provider law firm is located and in neighboring states, our investigation of bar association standing and client references, evaluation of the education, experience and areas of practice of lawyers within the firm, on-site evaluations by our management, and interviews with lawyers in the firm who would be responsible for providing services. Most importantly, these candidate law firms are evaluated on the firm's customer service philosophy.

All of our provider law firms, representing more than 99% of our legal service members, are connected to us via high-speed digital links to our management information systems, thereby providing real-time monitoring capability. This online connection offers the provider law firm access to specially designed software developed by us for administration of legal services by the firm. These systems provide statistical reports of each law firm's activity and performance and allow virtually all of the members served by provider law firms to be monitored on a near real-time basis. The few provider law firms that are not online with us typically have a small Membership base and must provide various weekly reports to us to assist in monitoring the firm's service level. The combination of the online statistical reporting and weekly service reports for smaller provider law firms allows quality control monitoring of over 15 separate service delivery benchmarks. In addition, we regularly conduct extensive random surveys of members who have used the legal services of a provider law firm. We survey members in each state every 60 days, compile the results of such surveys and provide the provider law firms with copies of each survey and the overall summary of the results. If a member indicates on a survey the service did not meet their expectation, the member is contacted as soon as possible to resolve the issue.

Each month, provider law firms are presented with a comprehensive report of ratings related to our online monitoring, member assistance requests, member survey evaluations, telephone reports and other information developed in connection with member service monitoring. If a problem is detected, we recommend immediate remedial actions to the provider law firms to eliminate service deficiencies. In the event the deficiencies of a provider law firm are not eliminated through discussions and additional training with us, such deficiencies may result in the termination of the provider law firm. We are in constant communication with our provider law firms and meet with them frequently for additional training, to encourage increased communications with us and to share suggestions relating to the timely and effective delivery of services to our members.

Each attorney member of the provider law firm rendering services must have at least two years of experience as a lawyer, unless we waive this requirement due to special circumstances such as instances when the lawyer demonstrates significant legal experience acquired in an academic, judicial or similar capacity other than as a lawyer. We provide customer service training to the provider law firms and their support staff through on-site training that allows us to observe the individual lawyers of provider law firms as they directly assist the members. Additionally, we provide initial orientation and training for new staff and new attorneys joining the firm via weekly conference calls.

Agreements with provider law firms: (a) generally permit termination of the agreement by either party upon 60 days prior written notice, (b) permit us to terminate the Agreement for cause immediately upon written notice, (c) require the firm to maintain a minimum amount of malpractice insurance on each of its attorneys, in an amount not less than $100,000, (d) preclude us from interference with the lawyer-client relationship, (e) provide for periodic review of services provided, (f) provide for protection of our proprietary information and (g) require the firm to indemnify us against liabilities resulting from legal services rendered by the firm. We are precluded from contracting with other law firms to provide the same service in the same geographic area, except in situations where the designated law firm has a conflict of interest, we enroll a group of 500 or more members, or when the agreement is terminated by either party. Provider law firms are precluded from contracting with other prepaid legal service companies without our approval. Provider law firms receive a fixed monthly payment for each member who are residents in the service area and are responsible for providing the Membership benefits without additional remuneration. If a provider law firm delivers legal services to an open panel member, the law firm is reimbursed for services rendered according to the open panel Membership. As of December 31, 2009, provider law firms averaged approximately 48 employees each and on average are relatively evenly split between support staff and lawyers.

The following table reflects the composition of our provider law firm network by state/province, together with each firm's Memberships and attorneys as of December 31, 2009 and year 2009 requests for service by state/province. As reflected in the table below, the average number of requests for service per member during 2009 was 1.6.

State/Province	Provider Firm	Memberships	Attorneys	Memberships per attorney	Requests for Service
Alabama	The Anderson Law Firm, LLC	18,264	8	2,283	22,074
Alaska	No designated provider law firm - services provided by referral attorneys	–	–	–	–
Alberta	Nickerson, Roberts, Holinski & Mercer	4,042	10	404	3,658
Arizona	Davis Miles, PLLC	43,408	55	789	90,244
Arkansas	Lisle Rutledge, P.A.	13,690	8	1,711	20,088
British Columbia	Watson, Goepel & Maledy	4,447	35	127	8,143
California	Parker Stanbury	220,610	66	3,343	433,255
Colorado	Riggs, Abney, Neal, Turpen, Orbison & Lewis	35,468	31	1,144	52,039
Connecticut	Willinger, Willinger & Bucci, P.C.	8,482	13	652	13,357
Delaware	Mattleman, Weinroth & Miller	4,631	6	772	7,038
Florida	DeBeaubien, Knight, Simmons, Mantzaris & Neal	54,476	46	1,184	94,205
Florida	Glantz & Glantz	41,488	32	1,297	89,568
Georgia	Deming, Parker, Hoffman, Campbell & Daly	59,593	56	1,064	112,725
Hawaii	Bervar & Jones	12,416	10	1,242	21,111
Idaho	The Huntley Law Firm, PLLC	8,648	12	721	12,013
Illinois	Evans, Loewenstein, Shimanovsky & Moscardini, Ltd.	42,454	22	1,930	81,153
Indiana	O'Koon Hintermeister, PLLC	23,321	15	1,555	38,087
Iowa	McEnroe, Gotsdiner, Brewer, Steinbach & Henrichsen, P.C.	5,563	6	927	4,837
Kansas	Riling, Burkhead & Nitcher	13,989	13	1,076	16,177
Kentucky	O'Koon Hintermeister, PLLC	9,154	5	1,831	12,467
Louisiana	Provosty, Sadler, deLaunay, Fiorenza & Sobel	22,443	20	1,122	22,692
Maine	Robinson, Kriger & McCallum	4,033	14	288	5,308
Manitoba	Tapper Cuddy	1,540	23	67	1,240
Maryland/D.C.	Weinstock, Friedman & Friedman, P.A.	41,671	38	1,097	66,509
Massachusetts	Framme Law Firm	3,139	2	1,570	5,646
Michigan	Powers, Chapman, DeAgostino, Meyers & Milia	43,310	21	2,062	77,907
Minnesota	Wagner, Falconer & Judd, LTD	18,934	23	823	31,507
Mississippi	Nixon, Ray & Framme, PLLC	9,789	3	3,263	13,212
Missouri	Dubail Judge	24,330	21	1,159	31,598
Montana	Rimel & Mrkich, PLLP	4,596	2	2,298	4,226
N. Carolina	Merritt, Flebotte, Wilson, Webb & Caruso	57,666	27	2,136	87,467
N. Dakota	Wagner, Falconer & Judd, LTD	301	3	100	196
Nebraska	Morrow, Poppe, Watermeier & Lonowski, P.C.	2,480	8	310	3,398
Nevada	Dempsey, Roberts & Smith	17,848	15	1,190	38,104
New Hampshire	Framme Law Firm	3,223	2	1,612	5,428
New Jersey	Mattleman, Weinroth & Miller	31,399	19	1,653	40,129
New Mexico	Davis Miles, PLLC	18,926	9	2,103	26,215
New York	Feldman, Kramer & Monaco, P.C.	48,564	49	991	74,443
Ohio	Maguire & Schneider, LLP	41,808	26	1,608	67,108
Oklahoma	Riggs, Abney, Neal, Turpen, Orbison & Lewis	41,302	108	382	40,417
Ontario	Mills & Mills	17,800	24	742	27,500
Oregon	Kivel & Howard, LLP	22,915	13	1,763	36,037
Pennsylvania	Welch, Gold & Siegel, P.C.	33,939	22	1,543	50,763
Rhode Island	Framme Law Firm	1,201	1	1,201	1,493
S. Carolina	Merritt, Flebotte, Wilson, Webb & Caruso	20,921	16	1,308	32,211
S. Dakota	Demersseman Jensen	2,321	6	387	1,633
Tennessee	Merritt, Flebotte, Wilson, Webb & Caruso	23,775	8	2,972	31,883
Texas	Ross & Matthews, P.C.	137,442	97	1,417	181,754
Utah	Smart, Schofield, Shorter & Lunceford	14,908	12	1,242	23,577
Vermont	Framme Law Firm	487	2	244	625
Virginia	Framme Law Firm	37,898	21	1,805	52,854
W. Virginia	Caldwell & Riffee	4,044	5	809	2,854
Washington	Lombino - Martino, PS	43,403	27	1,608	80,698
Wisconsin	Wagner, Falconer & Judd, LTD	11,930	10	1,193	23,103
Wyoming	Smart, Schofield, Shorter & Lunceford	1,881	2	941	1,089
	Total Closed Panel Memberships	1,436,311	1,148	1,279 Avg.	2,323,063
	"Stand-alone" IDT Memberships	92,924			
	Open Panel Memberships	10,110			
	Commercial Driver Legal Plan Memberships	8,240			
	Total Memberships	1,547,585			

We have had occasional disputes with provider law firms, some of which have resulted in litigation. The toll-free telephone lines utilized and paid for by the provider law firms are owned by us so that in the event of a termination, the members' calls can be rerouted very quickly. Nonetheless, we believe that our relations with provider law firms are generally very good. At the end of 2009, we had provider law firms representing 49 states and four provinces, compared to 47 states and four provinces at the end of 2008 and 2007. During the last three calendar years, our relationships with a total of three provider law firms were terminated by the provider law firm or us. As of December 31, 2009, 30 provider law firms have been under contract with us for more than eight years with the average tenure of all provider law firms being in excess of 12 years.

There are occasions when members need to be referred by the provider law firm or PPL to an attorney outside the provider law firm. These instances are for geographic reasons, expertise reasons or if the matter is a conflict of interest for the provider law firm. We have an extensive database of referral lawyers developed for PPL and the provider law firms to access when members need services to be coordinated outside the provider law firm. Lawyers with whom members have experienced verified service problems, or are otherwise inappropriate for the referral system, are removed from our database of referral lawyers.

We design our plans for the convenience of our member. The provider law firms primarily deliver consultation benefits via the telephone while document reviews and letters are primarily delivered by fax, email and mail, and thus, the member does not normally need to travel to any law firm to receive the majority of their benefits. They can utilize their benefits from the comfort of their home or office and not take time off from work.

The provider law firms provide and/or coordinate all benefits for our members. After the provider law firm has provided telephone consultation benefits and possible document review and letters, if appropriate, the provider law firm will provide further benefits or coordinate a referral to a local attorney if that is necessary. We have a database of referral attorneys covering North America should a member need a local attorney. The provider law firm coordinates these referrals based on the member's legal needs and the location of the courts.

Members' benefits carry over to the local attorneys when referred, based on the specific legal matter being referred and the specific benefit applicable to the member. Some referrals are free to the member by way of the specific plan benefit and the referral attorney is paid by the provider law firm. Other referrals are provided under the 25% discount benefit of the plan, where the member pays the discounted fee to the local attorney.

Referrals are made on a case-by-case basis, depending on the specific legal matter and the applicable benefits. The majority of referrals are based on geography of where the member lives, in conjunction with the legal venue and/or the location of the court. Occasionally a member is referred because of expertise that is required on a particular issue.

Identity Theft Shield Benefits Provider

Kroll is one of the world's leading risk consulting companies. For more than 30 years, Kroll has helped companies, government agencies and individuals reduce their exposure to risk and capitalize on business opportunities. Kroll is an operating unit of Marsh & McLennan Companies, Inc., the global professional services firm. With offices in more than 65 cities in the U.S. and abroad, Kroll can scrutinize accounting practices and financial documents; gather and filter electronic evidence for attorneys; recover lost or damaged data from computers and servers; conduct in-depth investigations; screen domestic and foreign-born job candidates; protect individuals, and enhance security systems and procedures. Kroll's clients include many of the world's largest and most prestigious corporations, law firms, academic institutions, non-profit organizations, sovereign governments, government agencies, and high net-worth individuals, entertainers and celebrities. Kroll's seasoned professionals were handpicked and recruited from leading management consulting companies, top law firms, international auditing companies, multinational corporations, special operations forces, law enforcement and intelligence agencies. Kroll also maintains a network of highly trained specialists in cities throughout the world who can respond to global needs 24 hours a day, seven days a week. Over the last four years, Kroll has developed a unique solution for victims of identity theft and this service is now available to our members through the Identity Theft Shield benefit. Similar to the provider law firms, Kroll is paid a fixed fee on a monthly per capita basis to render services to IDT members.

Marketing

Multi-Level Marketing

We market Memberships through a multi-level marketing program that encourages individuals to sell Memberships and allows individuals to recruit and develop their own sales organizations. Commissions are paid only when a Membership is sold. No commissions are paid based solely on recruitment. When a Membership is sold, commissions are paid to the associate making the sale, and to other associates (on average, eight others at December 31, 2009, 2008 and 2007) who are in the line of associates who directly or indirectly recruited the selling associate. We provide training materials, organize area-training meetings and designate personnel at the home office specially trained to answer questions and inquiries from associates. We offer various communication avenues to our sales associates to keep such associates informed of any changes in the marketing of our Memberships. The primary communication vehicles we utilize to keep our sales associates informed include extensive use of conference calls and e-mail, an interactive voice-mail service, *The Connection* monthly magazine, an interactive voice response system and our website, prepaidlegal.com.

Multi-level marketing is primarily used for marketing based on personal sales since it encourages individual or group face-to-face meetings with prospective members and has the potential of attracting a large number of sales personnel within a short period of time. Our marketing efforts towards individuals typically target the middle income family or individual and seek to educate potential members concerning the benefits of having ready access to legal counsel for a variety of everyday legal problems. Memberships with individuals or families sold by the multi-level sales force constituted 73% of our Memberships in force at December 31, 2009, compared to 74% at December 31, 2008 and 75% at December 31, 2007. Although other means of payment are available, approximately 71% of fees on Memberships purchased by individuals or families are paid on a monthly basis by means of automatic bank draft or credit card.

Group marketing

Our marketing efforts towards employee groups, principally on a payroll deduction payment basis, are designed to permit our sales associates to reach more potential members with each sales presentation and strive to capitalize on, among other things, what we perceive to be a growing interest among employers in the value of providing legal and identity theft service plans to their employees. Memberships sold through employee groups constituted approximately 27% of total Memberships in force at December 31, 2009, compared to 26% and 25% at December 31, 2008 and 2007, respectively. Most employee group Memberships are sold to school systems, governmental entities and businesses. We emphasize group marketing to employee groups of less than 50 rather than larger groups where there is more competition, price negotiation and typically a longer sales cycle. No group accounted for more than 1% of our consolidated revenues from Memberships during 2009, 2008 or 2007. Substantially all group Memberships are paid on a monthly basis. We are active in legislative lobbying efforts to enhance our ability to market to public employee groups and to encourage Congress to reenact legislation to permit legal service plans to qualify for pre-tax payments under tax qualified employee cafeteria plans.

Affirmative Defense Response System

We developed the Affirmative Defense Response System ("ADRS") to provide businesses and their employees a way to minimize their risk in regard to identity theft by encouraging businesses to take proactive measures to protect non-public information. Once our sales associates meet the program requirements and have been through the required training, they can begin to offer businesses template forms they can work from to begin their security program. We encourage businesses to host mandatory employee meetings and training sessions on identity theft and privacy compliance including reviewing the employer's privacy policy with employees. At such meetings, our associates will provide the employees of the business an opportunity to purchase our legal service and identity theft plans. Since our Identity Theft Shield provides identity restoration benefits and our legal plans provide help on related issues, we believe the majority of the time in restoring an employee's identity is covered by our plan and therefore is not done on company time or at company expense. We believe our suite of services including our legal plan, the Legal Shield and the Identity Theft Shield provide employees assistance in every phase of identity theft – before, during and after the crime occurs. We developed ADRS to enhance our group marketing efforts and we intend to continue to utilize this program in 2010.

General

Sales associates are generally engaged as independent contractors, are provided with training materials and are given the opportunity to participate in our training programs. Sales associates are required to complete a specified training program prior to marketing our Memberships to employee groups. All advertising and solicitation materials used by sales associates must be approved by us prior to use. At December 31, 2009, we had 477,208 "vested" sales associates compared to 425,018 and 442,361 "vested" sales associates at December 31, 2008 and 2007, respectively. A sales associate is considered to be "vested" if he or she has met our vesting requirements. However, a substantial number of vested associates do not continue to market the Membership, as they are not required to do so in order to continue to be vested. In order to meet the vesting requirements and be eligible to receive commissions, sales associates must have an active Associate Agreement. In order to keep an active Agreement; sales associates must (1) maintain an active personal legal services membership or (2) make three personal membership sales per calendar quarter. If a sales associate fails to do either, his or her Associate Agreement will be placed in a pre-cancel status for one quarter ("quarterly vesting probationary period"). During this period, the Associate must either (1) reinstate their personal legal services membership or (2) make six personal membership sales. If these requirements are not met, the Associate will go into a dropped status at the end of the probationary period. Upon the date the Associate Agreement is dropped, the Associate loses all down line, level, counters and qualifications and forfeits any pending advanced commission, earnings and bonuses.

During 2009, we had 95,303 sales associates who personally sold at least one Membership, of which 56,736 (59%) made first time sales. During 2008 and 2007 we had 81,731 and 90,123 sales associates producing at least one Membership sale, respectively, of which 43,674 (53%) and 49,117 (55%), respectively, made first time sales. During 2009, we had 7,448 sales associates who personally sold more than ten Memberships compared to 6,996 and 9,047 in 2008 and 2007, respectively. A substantial number of our sales associates market our Memberships on a part-time basis only. For the year 2009, new sales associates enrolled increased 52 to 186,064 with an average enrollment fee of $87 from the 122,255 enrolled in 2007 with an average enrollment fee of $72.

The following table recaps, on a quarterly basis for the last two fiscal years, total vested sales associates that made new Membership sales and those that did not as well as those that own a Membership and those that do not own a Membership, by their respective levels of sales:

	Assocs Without A Membership				
Qtr/Year	(1) Assocs Selling 3 or more	(2) Assocs Selling Less than 3	(3) Assocs Selling With a Membership	(4) Assocs Not Selling	(5) Total Assocs
Q1/08	93	366	30,174	397,575	428,208
Q2/08	90	358	30,614	401,289	432,351
Q3/08	95	402	31,702	392,118	424,317
Q4/08	98	367	29,177	395,376	425,018
Q1/09	60	179	22,805	389,135	412,179
Q2/09	85	227	23,676	377,062	401,050
Q3/09	158	678	38,615	408,733	448,184
Q4/09	273	1,012	38,097	437,826	477,208

(1) Represents sales associates that do not own a Membership that have sold 3 or more new Memberships during the quarter indicated.

(2) Represents sales associates that do not own a Membership that have sold less than 3 new Memberships during the quarter indicated.

(3) Represents sales associates who owned a Membership and sold at least 1 new Membership during the quarter indicated.

(4) Represents sales associates who owned a Membership or were in their quarterly vesting probationary period but did not sell at least 1 new Membership during the quarter indicated.

(5) Represents the total vested associates (including those associates in their quarterly vesting probationary period) during the quarter indicated.

We derive revenues from our multi-level marketing sales force, including one-time enrollment fee from each new sales associate for which we provide initial marketing supplies and enrollment services to the associate. Amounts collected from sales associates are intended primarily to offset our costs incurred in recruiting and training and providing materials to sales associates and are not intended to generate profits from such activities. Other revenues from sales associates represent the sale of marketing supplies and promotional materials and include fees related to our *eService* program for associates. The *eService* program provides subscribers Internet based back office support such as reports, on-line documents, tools, a personal e-mail account and multiple personalized web sites with "flash" movie presentations.

We continually review our compensation plan for the multi-level marketing force to assure that the various financial incentives in the plan encourage our desired goals. We offer various incentive programs from time to time and frequently adjust the program to maintain appropriate incentives and to improve Membership production and retention.

We hold our International Convention once a year, typically in the spring, and a Leadership Summit, typically in the fall, and routinely host more than 10,000 of our sales associates at these events. These events are intended to provide additional training, corporate updates, new announcements, motivation and associate recognition. Additionally, we offer the *Player's Club* incentive program providing additional incentives to our associates as a reward for consistent, quality business. Associates can earn the right to attend an annual incentive trip by meeting certain qualification requirements and maintaining certain personal retention rates. Associates can also earn the right to receive additional monthly bonuses by meeting the monthly qualification requirements for twelve consecutive months and maintaining certain personal retention rates for the Memberships sold during that twelve-month period.

Regional Vice Presidents

Prior to January 1, 2007, we had a group of approximately 115 employees that served as Regional Vice Presidents ("RVPs") and were responsible for associate activity in given geographic regions and had the ability to appoint independent contractors as Area Coordinators within the RVP's region. Effective January 1, 2007, we dramatically revamped this program by reducing the number of RVPs from approximately 115 to 15; eliminated the employee relationship of the RVPs so that all are independent contractors; significantly increased both the size of their regions and the commission override percentages that can be earned by the RVPs; put in place additional bonus compensation available based on growth in their assigned regions; replaced the previous large number of Area Coordinators with substantially fewer Regional Managers appointed by the RVPs; created commission overrides than can be earned by the Regional Managers in their regions and created a new class of appointees, Certified Meeting Coordinators that are appointed by the Regional Managers. Additionally, we have significantly increased the frequency of communications between the RVPs and us and the frequency and the amount of reporting both from and to, the RVPs. At December 31, 2009, we had 31 RVPs assigned.

The RVP/Regional Manager/Certified Meeting Coordinator program provides a basis to effectively monitor current sales activity, further educate and motivate the sales force and otherwise enhance the relationships between the associates and us. New products, incentives and initiatives will be channeled through the RVPs.

Pre-Paid Legal Benefits Association

The PPL Benefits Association ("PPLBA") was founded in 1999 with the intent of providing sales associates the opportunity to have access, at their own expense, to health insurance and life insurance benefits. Membership in the Association allows a sales associate to become eligible to enroll in numerous benefit programs, as well as take advantage of attractive affinity agreements. Membership in this Association is open to sales associates that reach a certain level within our marketing programs who also maintain an active personal legal services Membership. The PPLBA is a separate association not owned or controlled by us and is governed by an 8 member Board of Directors, including four officer positions. None of the officers or directors of the PPLBA serve in any such capacity with us. The PPLBA employs a Director of Associate Benefits paid by the Association. Affinity programs available to members of the PPLBA include credit cards, long-distance, wireless services, vehicle purchasing services, safety trip plan, mortgage and real estate assistance and a travel club. As determined by its Board of Directors, some of the revenue generated by the PPLBA through commissions from vendors of the benefits and affinity programs or contributed to the Association by us may be used to make open-market purchases of our stock for use in stock bonus awards to Association members based on criteria established from time to time by the Board of Directors of the PPLBA. Since inception and through December 31, 2009, approximately 47,300 shares were purchased by the PPLBA for awards to its members. The PPLBA awarded approximately 1,400, 1,900 and 2,075 shares of stock to Association members representing the 2009, 2008 and 2007 stock bonus awards, respectively.

Cooperative Marketing

We have in the past, and may in the future, develop marketing strategies pursuant to which we seek arrangements with insurance and service companies that have established sales forces. Under such arrangements, the agents or sales force of the cooperative marketing partner market our Memberships along with the products already marketed by the partner's agents or sales force. Such arrangements allow the cooperative marketing partner to enhance its existing customer relationships and distribution channels by adding our product to the marketing partner's existing range of products and services, while we are able to gain broader Membership distribution and access to established customer bases.

We have a cooperative marketing agreement with Atlanta-based Primerica Financial Services ("PFS"), a subsidiary of Citigroup, Inc. PFS is one of the largest financial services marketing organizations in North America with more than 100,000 personal financial analysts across the U.S. and Canada. Although these Memberships were sold by PFS representatives, we have a direct billing and service relationship with the members. The PFS cooperative marketing agreement resulted in approximately 18,000 new Membership sales during 2009 compared to 24,000 and 25,000, respectively for 2008 and 2007.

We have had limited success with cooperative marketing arrangements in the past and are unable to predict with certainty what success we will achieve, if any, under our existing or future cooperative marketing arrangements.

Operations

Our corporate operations involve Membership application processing, member-related customer service, and various associate-related services including commission payments, receipt of Membership fees, related general ledger accounting, human resources, internal audit and managing and monitoring the provider law firm relationships.

We utilize a management information system to control operations costs and monitor benefit utilization. Among other functions, the system evaluates benefit claims, monitors member use of benefits and monitors marketing/sales data and financial reporting records. Our dominant concerns in the architecture of private networks and web systems include security, scalability, and capacity to accommodate peak traffic and business continuity in the event of a disaster. We believe our management information system has substantial capacity to accommodate increases in business data before substantial upgrades will be required. We believe this excess capacity will enable us to experience a significant increase in the number of members serviced with less than a commensurate increase of administrative costs.

We have built a strong Internet presence to strengthen the services provided to both members and associates. Our Internet site, at www.prepaidlegal.com, welcomes the multifaceted needs of our members, sales force, investors and prospects. It has also reduced costs associated with communicating critical information to the associate sales force.

Our operations also include departments specifically responsible for marketing support and regulatory and licensing compliance. We have an internal production staff that is responsible for the development of new audio and video sales materials.

Quality Control

In addition to our quality control efforts for provider law firms described above, we also closely monitor the performance of our home office personnel, especially those who have telephone contact with members or sales associates. We record home office employee telephone calls with our members and sales associates to assure that our policies are being followed and to gather data about recurring problems that may be avoided through modifications in policies. We also use such recorded calls for training and recognition purposes.

Competition

We compete in a variety of market segments in the legal service plan industry, including, among others, individual enrollment plans, employee benefit plans and certain specialty segments. Our competitors with a national presence would include Hyatt Legal Plans (a MetLife company), ARAG® North America and Legal Services Plan of America (a GE Money company, formerly the Signature Group). Most of these concentrate their marketing to larger employer groups and offer open panel plans.

There are many entities offering some level of benefits related to identity theft, credit monitoring, etc. Most of the credit repositories offer some type of fee based services to the public as well as many financial institutions and independent companies such as LifeLock. Most of these entities are focused on credit monitoring rather than identity theft restoration. We believe our identity theft restoration product is unique due to the combination of our identity theft restoration partner (Kroll) and our provider law firms.

If a greater number of companies seek to enter the legal service plan market or offer more comprehensive identity theft solutions, we will experience increased competition in the marketing of our Memberships. However, we believe our competitive position is enhanced by our actuarial database, the combination of our existing network of provider attorney law firms and Kroll and our ability to tailor products to suit various types of distribution channels or target markets. We believe that no other competitor has the ability to monitor the customer service aspect of the delivery of legal services to the same extent we do. Finally, we have intentionally concentrated our group marketing to small employer groups. Serious competition is most likely from companies with significant financial resources and advanced marketing techniques.

Regulation

We are regulated by or required to file with or obtain approval of State Insurance Departments, Secretaries of State, State Bar Associations and State Attorney General Offices depending on individual state opinions of regulatory responsibility for legal expense plans. We are also required to file with similar government agencies in Canada. While some states or provinces regulate legal expense plans as insurance or specialized legal expense products, others regulate them as services.

As of December 31, 2009, the regulatory environment for us and our wholly owned subsidiaries is reflected in the table below. The most significant of these subsidiaries are Pre-Paid Legal Casualty, Inc. ("PPLCI"), Pre-Paid Legal Services, Inc. of Florida ("PPLSIF") and Legal Service Plans of Virginia, Inc. ("LSPV"). Of our total Memberships in force as of December 31, 2009, 36% were written in jurisdictions that subject us or one of our subsidiaries to insurance or specialized legal expense plan regulation (24% written through our subsidiaries). We are actively working with regulators in the various states in which our subsidiaries are regulated as insurance to explore other regulatory alternatives to eliminate some of the agent licensing or financial and marketing regulation that is prevalent in the insurance industry.

Regulatory Environment:	Number of Jurisdictions
No special regulatory classification and no required licensing for sales associates	34
Insurance company classification with required licensing for sales associates	12
Insurance company classification but no required licensing for sales associates	3
Other (non-insurance company) regulatory classification with required licensing for sales associates	3
No special regulatory classification but required licensing for sales associates	1
Required reporting to insurance department but no licensing of sales associates	1
No legal plan offered – only Identity Theft Shield available for sale	1
Total jurisdictions (50 states, District of Columbia and 4 Canadian provinces)	55

We sell Memberships in the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. The Memberships we currently market in such provinces do not constitute an insurance product and therefore are exempt from insurance regulation.

In states with no special licensing or regulatory requirements, we commence operations only when advised by the appropriate regulatory authority that proposed operations do not constitute conduct of the business of insurance. There is no assurance that Memberships will be exempt from insurance regulation even in states or provinces with no specific regulations. In these situations, we or one of our subsidiaries would be required to qualify as an insurance company in order to conduct business.

PPLCI serves as the operating company in most states where Memberships are determined to be an insurance product. PPLCI is organized as a casualty insurance company under Oklahoma law and as such is subject to regulation and oversight by various state insurance agencies where it conducts business. These agencies regulate PPLCI's forms, rates, trade practices, allowable investments and licensing of agents and sales associates. These agencies also prescribe various reports, require regular evaluations by regulatory authorities, and set forth-minimum capital and reserve requirements. Our insurance subsidiaries are routinely evaluated and examined by representatives from the various regulatory authorities in the normal course of business. Such examinations have not and are not expected to adversely affect our operations or financial condition in any material way. We believe that all of our subsidiaries meet any required capital and reserve requirements. Dividends paid by PPLCI are restricted under Oklahoma law to available surplus funds derived from realized net profits.

We are required to register and file reports with the Oklahoma Insurance Commissioner as a member of a holding company system under the Oklahoma Insurance Holding Company System Regulatory Act. Transactions between PPLCI and us or any other subsidiary must be at arm's-length with consideration for the adequacy of PPLCI's surplus, and may require prior approval of the Oklahoma Insurance Commissioner. Payment of any extraordinary dividend by PPLCI to us requires approval of the Oklahoma Insurance Commissioner. The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than the greater of 10% of such accumulated available surplus or the previous years' net profits. During 2009, PPLCI declared and after obtaining all necessary regulatory approvals, paid extraordinary dividends to us of $6.7 million compared to the $14.9 million and $7.4 million paid to us during 2008 and 2007, respectively. Any change in our control, defined as acquisition by any method of more than 10% of our outstanding voting stock, including rights to acquire such stock by conversion of preferred stock, exercise of warrants or otherwise, requires approval of the Oklahoma Insurance Commissioner. Holding company laws in some states in which PPLCI operates provide for comparable registration and regulation of us.

Certain states have enacted special licensing or regulatory requirements designed to apply only to companies offering legal service products. These states most often follow regulations similar to those regulating casualty insurance providers. Thus, the operating company may be expected to comply with specific minimum capitalization and unimpaired surplus requirements; seek approval of forms, Memberships and marketing materials; adhere to required levels of claims reserves, and seek approval of premium rates and agent licensing. These laws may also restrict the amount of dividends paid to us by such subsidiaries. PPLSIF is subject to restrictions of this type under the laws of the State of Florida, including restrictions with respect to payment of dividends to us. At January 1, 2010, none of PPLCI, PPLSIF or LSPV had funds available for payment of substantial dividends without the prior approval of the insurance commissioner. LSPV declared and paid us a $1.8 million dividend during 2009 compared to $4.1 million during 2008 and $1.6 million during 2007.

As the legal plan industry continues to mature, additional legislation may be enacted that would affect us and our subsidiaries. We cannot predict with any accuracy if such legislation would be adopted or its ultimate effect on operations, but expect to continue to work closely with regulatory authorities to minimize any undesirable impact and, as noted above, to reduce regulatory cost and burden where possible.

Our operations are further impacted by the American Bar Association Model Rules of Professional Conduct ("Model Rules") and the American Bar Association Code of Professional Responsibility ("ABA Code") as adopted by various states. Arrangements for payments to a lawyer by an entity providing legal services to its members are permissible under both the Model Rules and the ABA Code, so long as the arrangement prohibits the entity from regulating or influencing the lawyer's professional judgment. The ABA Code prohibits lawyer participation in closed panel legal service programs in certain circumstances. Our agreements with provider law firms comply with both the Model Rules and the ABA Code. We rely on the lawyers serving as the designated provider law firms for the closed panel benefits to determine whether their participation would violate any ethical guidelines applicable to them. We and our subsidiaries comply with filing requirements of state bar associations or other applicable regulatory authorities.

We are also required to comply with state, provincial and federal laws governing our multi-level marketing approach. These laws generally relate to unfair or deceptive trade practices, lotteries, business opportunities and securities. The U.S. Federal Trade Commission has proposed business opportunity regulations which may have an effect upon our method of operating in the United States, but such regulations are in the early stages of development and it is not possible to gauge the potential impact or the effective date at this time. We have experienced no material problems with marketing compliance. In jurisdictions that require associates to be licensed, we receive all applications for licenses from the associates and forward them to the appropriate regulatory authority. We maintain records of all associates licensed, including effective and expiration dates of licenses and all states in which an associate is licensed. We do not accept new Membership sale applications from any unlicensed associate in such jurisdictions.

Employees

At December 31, 2009, we employed 719 individuals, exclusive of independent agents and sales associates who are not employees. None of our employees are represented by a union. We consider our employee relations generally to be very good.

Foreign Operations

We have operations in the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba and derived aggregate revenues, including Membership fees and revenues from associate services, from Canada of $8.7 million in U.S. dollars during 2009 compared to $8.7 million and $7.9 million in 2008 and 2007, respectively. In addition, we incur expenses in Canada in relation to these revenues. As reflected in the attached Consolidated Statements of Comprehensive Income, we have recorded positive foreign currency translation adjustments of $1.5 million during 2009 and have a cumulative positive foreign currency translation adjustment balance of $1.1 million at December 31, 2009. These amounts are subject to dramatic change in conjunction with the relative values of the Canadian and U.S. dollars.

Availability of Information

We file periodic reports and proxy statements with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N. E., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file our reports with the SEC electronically. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this site is http://www.sec.gov.

Our Internet address is www.prepaidlegal.com. We make available on our website free of charge copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably possible after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS

Our financial position, results of operations and cash flows are subject to various risks, many of which are not exclusively within our control that may cause actual performance to differ materially from historical or projected future performance. Information contained within this Form 10-K should be carefully considered by investors in light of the risk factors described below. In addition to factors discussed elsewhere in this report, the following are some of the important factors that could affect our financial condition or results of operations:

Our future results may be adversely affected if Membership persistency or renewal rates are lower than our historical experience.

We have over 25 years of actual historical experience to measure the expected retention of new members. These retention rates could be adversely affected by the quality of services delivered by provider law firms, the existence of competitive products or services, our ability to provide administrative services to members or other factors. If our Membership persistency or renewal rates are less than we have historically experienced, our cash flow, earnings and growth rates could be adversely affected.

We may not be able to grow Memberships and revenues at the same rate as we have historically experienced.

Our year end active Memberships decreased 0.7% from December 31, 2008 to December 31, 2009, decreased 1.1% during 2008 and increased 2.4% during 2007. Changes in net income for the same three years were (8%), 18% and (1%), respectively. In years prior to 2004, we were able to grow Memberships more significantly. Our ability to grow Memberships and revenues is substantially dependent upon our ability to expand or enhance the productivity of our sales force, develop additional legal expense products, develop alternative marketing methods or expand geographically. There is no assurance that we will be able to achieve increases in Membership and revenue growth comparable to our historical growth rates.

We are dependent upon the continued active participation of our principal executive officer.

Our success depends substantially on the continued active participation of our principal executive officer, Harland C. Stonecipher. Although our management includes other individuals with significant experience in our business, the loss of the services of Mr. Stonecipher could have a material adverse effect on our financial condition and results of operations.

There is litigation pending that may have a material adverse effect on us if adversely determined.

See "Item 3. Legal Proceedings." Any of the legal proceedings described in Item 3 could have a material adverse effect on our financial condition and results of operations.

We may have compromises of our information security.

We collect and store certain personal information that our members and sales associates provide to purchase products or services, enroll in certain programs, register on our web site, or otherwise communicate and interact with us. We also gather and retain information about our employees, members and sales associates in the normal course of business. We may share information about such persons with vendors that assist with certain aspects of our business. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as member and sales associate credit card numbers. We cannot provide assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms or systems that we use to protect customer transaction data. Despite these instituted safeguards for the protection of such information, we cannot be certain that all of our systems are entirely free from vulnerability to attack. A breach of our security system resulting in member, sales associate or employee personal information being obtained by unauthorized persons could adversely affect our reputation, disrupt our operations and expose us to claims from employees, members, sales associates, financial institutions, payment card associations and other persons, which could have a material adverse effect on our business, financial condition and results of operations. We may not comply with requirements placed on us by payment card associations or other financial processors. In addition, our online operations at www.prepaidlegal.com depend upon the secure transmission of confidential information over public networks, including information permitting cashless payments.

During a downturn in the economy, consumer purchases of discretionary items may be affected, which could materially harm our sales, retention rates, profitability and financial condition.

Although we believe our products and services can greatly assist our members during these challenging economic times, consumer spending is generally affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and such decline may impact sales and retention of our products should potential members have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, reduced access to credit and sharply falling home prices, among other things.

We are in a regulated industry and regulations could have an adverse effect on our ability to conduct our business.

We are regulated by or required to file with or obtain approval of State Insurance Departments, State Bar Associations and State Attorney General's Offices, depending on individual state positions regarding regulatory responsibility for legal service plans. Regulation of our activities is inconsistent among the various states in which we do business with some states regulating legal service plans as insurance or specialized legal service products and others regulating such plans as services. Such disparate regulation requires us to structure our Memberships and operations differently in certain states in accordance with the applicable laws and regulations. Our multi-level marketing strategy is also subject to U.S. federal, Canadian provincial and U.S. state regulation under laws relating to consumer protection, pyramid sales, business opportunity, lotteries and multi-level marketing. The U.S. Federal Trade Commission ("FTC") has proposed business opportunity regulations which may have an effect upon our method of operating in the United States, but such regulations are in the early stages of development and it is not possible to gauge the potential impact or the effective date at this time. Changes in the regulatory environment for our business could increase the compliance costs we incur in order to conduct our business or limit the jurisdictions in which we are able to conduct business. See Item 3, Legal Proceedings for further information pertaining to current inquiries by the FTC and the SEC.

The business in which we operate is competitive.

There are a number of existing and potential competitors that have the ability to offer competing products that could adversely affect our ability to grow. In addition, we may face competition from a growing number of Internet based legal sites with the potential to offer legal and related services at competitive prices. Increased competition could have a material adverse effect on our financial condition and results of operations. See "Description of Business – Competition."

We are dependent upon the success of our marketing force.

Our principal method of product distribution is through multi-level marketing. The success of a multi-level marketing force is highly dependent upon our ability to offer a commission and organizational structure and sales training and incentive program that enable sales associates to recruit and develop other sales associates to create an organization. There are a number of other products and services that use multi-level marketing as a distribution method and we must compete with these organizations to recruit, maintain and grow our multi-level marketing force. In order to do so, we may be required to increase our marketing costs through increases in commissions, sales incentives or other features, all of which could adversely affect our future earnings. In addition, the level of confidence of the sales associates in our ability to perform is an important factor in maintaining and growing a multi-level marketing force. Adverse financial developments concerning us, including negative publicity or common stock price declines, could adversely affect our ability to maintain the confidence of our sales force.

Our stock price may be affected by short sellers of our stock.

As of January 15, 2010, the New York Stock Exchange reported that approximately 2.0 million shares of our stock were sold short, which constitutes approximately 20% of our outstanding shares and 30% of our public float. During 2009, the number of shares sold short typically represented one of the largest short interest positions of any New York Stock Exchange listed company in terms of the number of average trading days it would take to cover the short positions. Short sellers expect to make a profit if our shares decline in value. We have been the subject of a negative publicity campaign from several known sources of information who support short sellers. The existence of this short interest position may contribute to volatility in our stock price and may adversely affect the ability of our stock price to rise if market conditions or our performance would otherwise justify a price increase.

We have not been able to significantly increase our employee group Membership sales.

Our success in growing Membership sales is dependent in part on our ability to market to employee groups. At December 31, 2009, group memberships represented 27% of total Memberships compared to 26% at December 31, 2008 and 25% at December 31, 2007. Adverse publicity about us may affect our ability to market successfully to employee groups, particularly larger groups. There is no assurance that we will be able to increase our group business.

We have repurchased more than half our outstanding shares over the past ten years.

We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has increased such authorization from 500,000 shares to 16 million shares through subsequent board actions. At December 31, 2009, we had purchased 15.1 million treasury shares under these authorizations in both open market and non-open market transactions for a total consideration of $457.9 million, an average price of $30.32 per share. The repurchase program of $457.9 million combined with $17.1 million in dividends has resulted in our returning $475 million to shareholders since April 1999 and represents more than 100% of our net earnings during the same timeframe. We have reduced the number of shares outstanding by approximately 57% from 23.6 million at March 31, 1999 to 10.1 million outstanding at year-end. Our stock price, earnings per share and cash flow would have been different had we invested these funds differently. Additionally, due to these repurchases, the lower number of shares outstanding could favorably affect our stock price assuming our net income remained unchanged resulting in higher earnings per share. Conversely, these repurchases may have contributed to lower average trading volume potentially leading to reduced interest in our stock by large institution investors that typically make larger investments. Any future treasury stock purchases could have a similar impact on our stock price, earnings per share and cash flow.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our executive and administrative offices and our subsidiaries are located at One Pre-Paid Way, Ada, Oklahoma. The office complex, owned by us, contains approximately 170,000 square feet of office space and was constructed on approximately 87 acres contributed to us by the City of Ada in 2001 as part of an economic development incentive package. Construction was completed in 2004 at a cost of approximately $34.1 million, including $706,000 in capitalized interest costs, and was funded from existing resources and proceeds from a $20 million line of credit.

Our headquarters contains two long bars of open office area designed to serve as podiums, which stretch east from the northern and southern edges of the tower. Two and three stories high respectively, the podiums house the call centers and Information Technology departments. Only 60 feet across, they are designed to ensure that employees are never more than thirty feet from a source of daylight. Shared corporate services -- including a 650-seat auditorium, dining hall, exercise facility, and a connecting corridor containing a company history gallery -- are located at the east end of the bars, creating a central courtyard. The courtyard features a reflecting pool and a 12-foot bronze sculpture of our logo, the Lady of Justice, a universal symbol of justice. The building's main entrance welcomes our frequent visitors, celebrates our history, and is designed to convey the tradition of civic judicial buildings. Although we substantially occupy our current facility, the building is designed to expand over time without negatively affecting the site layout or the building concept and we emphasized the use of modular furnishings to provide enhanced flexibility. We placed importance on the goal of providing each employee with an excellent work environment.

Additionally, we fully utilize another distribution facility located about two miles from our new offices and containing approximately 17,000 square feet of office and warehouse and shipping space. Our previous headquarters of approximately 40,000 square feet and two other buildings containing approximately 18,600 combined square feet located adjacent to the distribution facility are now primarily used as disaster recovery, or business continuity, sites as well as storage locations.

During January 2006, we acquired an additional 40,000 square foot building in Duncan, Oklahoma for $1 million. We completely refurbished the space at an additional cost of $3.4 million, resulting in total capitalized cost of $4.4 million, which was funded from existing resources. We moved from space previously leased to the completely refurbished and redesigned space with redundant infrastructure components in July 2006 and currently have approximately 100 customer service representatives in the facility but have the capacity to accommodate 350 employees.

In addition to the property described above that we own, we opened an additional Customer Care facility in Antlers, Oklahoma during March 2000, in building space provided by the City of Antlers. In conjunction with a rural economic development program coordinated by the City of Antlers, a new facility was built at no cost to us that can accommodate approximately 100 customer service representatives. We leased the facilities from the City of Antlers upon completion of the construction in November 2002 and currently have approximately 60 customer service representatives in the facility.

ITEM 3. LEGAL PROCEEDINGS.

On March 27, 2006, we received a complaint filed by Blackburn & McCune PLLC, a former provider attorney law firm, in the Second Circuit Court of Davidson County, Tennessee seeking compensatory and punitive damages on the basis of allegations of breach of contract and fraud. On May 15, 2006, the trial court dismissed plaintiff's complaint in its entirety. Plaintiff amended the complaint to allege fraud and breach of fiduciary duty on June 12, 2006 and filed a notice of appeal on June 13, 2006. On August 24, 2007, the Court of Appeals reversed the ruling of the trial court and remanded the suit to the trial court for further proceedings. On June 24, 2009, the trial court granted our motion for summary judgment and dismissed plaintiff's action against us in its entirety. Plaintiff appealed the summary judgment, oral arguments have been held, and we are awaiting the ruling of the appellate court. The ultimate outcome of this matter is not determinable.

On March 23, 2007, we received a Civil Investigative Demand ("CID") from the Federal Trade Commission ("FTC") requesting information relating to our Identity Theft Shield and Affirmative Defense Response System ("ADRS") Program. On April 20, 2009, we received a letter from the FTC alleging misrepresentations in sales materials used in our Identity Theft Shield and ADRS program such that we made false and misleading claims about the effectiveness of ADRS for helping organizations comply with government data security requirements. Revisions to the marketing materials originally provided to the FTC have been made subsequent to the initial communication with the FTC. We attempted to resolve this matter with the FTC between May 2009 and November 2009; however on November 18, 2009, the FTC forwarded a staff recommendation to the Commission with a proposed complaint seeing injunctive relief and disgorgement of funds received for sales of the identity theft shield and legal plan products at ADRS presentations. We met with the FTC on February 3, 2010 to explain our disagreement with the FTC and to reach a mutually agreeable solution. The FTC could decide to commence administrative or federal court proceedings for purposes of determining whether there has been a violation and might seek a variety of remedies, including injunctive relief. The ultimate outcome of the matter is not determinable but we will vigorously defend our interests in this matter.

On October 5, 2009, we received a subpoena from the Division of Enforcement of the Securities and Exchange Commission ("SEC"). The subpoena requires us to produce a variety of documents pertaining to our treasury stock repurchase program; our ADRS program and other marketing practices; membership statistical information; segment reporting; the FTC contingency disclosure; and other operational practices. This investigation is a fact-finding inquiry and does not mean that the SEC has reached any conclusions. We are cooperating with the staff of the SEC and providing the requested information and expect to continue to do so. We are not able to predict what the outcome of this inquiry may be or when it will be resolved.

We are a defendant in various other legal proceedings that are routine and incidental to our business. We will vigorously defend our interests in all proceedings in which we are named as a defendant. We also receive periodic complaints or requests for information from various state and federal agencies relating to our business or the activities of our marketing force. We promptly respond to any such matters and provide any information requested. While the ultimate outcome of these proceedings is not determinable, we do not currently anticipate that these contingencies will result in any material adverse effect to our financial condition or results of operation, unless an unexpected result occurs in one of the cases. The costs of the defense of these various matters are reflected as a part of general and administrative expense, or Membership benefits if fees relate to Membership issues, in the consolidated statements of income. We believe that we have meritorious defenses in all pending cases and will vigorously defend against the claims and have not established an accrued liability for any estimated damages in connection with these various cases. However, it is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Canadian taxing authorities are challenging portions of our commission and general and administrative deductions for tax years 1999 - 2002 and have tax assessments that aggregate $5.7 million. During 2007, we reached a settlement with Canadian taxing authorities regarding the general and administrative deductions that would allow us to claim a deduction on the Canadian tax return for over 70% of these items. This settlement offer allowed us to amend our U.S. federal tax returns and deduct the remaining 30% of these items. The Canadian and U.S. tax returns have been amended to reflect the changes in our general and administrative expense and credits/refunds for the associated taxes, penalty and interest. The Canadian taxing authorities contend commission deductions should be matched with the membership revenue as received, we contend these commissions are deductible when paid. Under Canadian tax laws, our commission payments are treated as a prepaid expense and we base our deduction of commission on the fact that all the services (the sale of the membership) have been performed by the sales associate at the time of sale, therefore this prepaid expense (the commission payments) is deductible when paid. In addition, the commission payment is taxable to the sales associate when paid and each year we issue a T4 (Canadian 1099 equivalent) to sales associates for the total commission payments made during that year. We did not prevail on the commission issue on our appeal to the Canadian taxing authorities and on December 19, 2008 filed our Notice of Appeal with the Tax Court of Canada. During the 3rd quarter 2009, the Canadian taxing authorities indicated they are amenable to a settlement regarding the commission issue. We have paid all the assessed tax, penalty and interest relating to the commission issue and at December 31, 2009 have $3 million recorded in Other Assets, Current which represents the amount of previously paid tax, penalty and interest for tax years 1999 through 2002 we expect to ultimately receive. It is possible that an adverse outcome could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

We did not submit any matters to a vote of our stockholders during the fourth quarter of 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Price of and Dividends on the Common Stock

At February 12, 2010, there were 1,584 holders of record (including brokerage firms and other nominees) of our common stock, which is listed on the New York Stock Exchange under the symbol "PPD." The following table sets forth, for the periods indicated, the range of high and low sales prices for the common stock, as reported by the New York Stock Exchange.

	High	Low
2010:		
1st Quarter (through February 12)	$43.69	$38.90
2009:		
4th Quarter	$53.05	$30.68
3rd Quarter	52.92	41.83
2nd Quarter	45.22	28.17
1st Quarter	38.23	26.45
2008:		
4th Quarter	$41.58	$30.01
3rd Quarter	45.59	39.25
2nd Quarter	48.65	39.45
1st Quarter	57.50	42.34

No dividends were declared in 2009, 2008 or 2007. It is anticipated that earnings generated from our operations will be used to finance our growth, to continue to purchase shares of our stock, to retire existing debt and possibly pay cash dividends. Our ability to pay dividends is dependent in part on our ability to derive dividends from our subsidiaries. The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than the greater of 10% of such accumulated available surplus or the previous years' net profits. PPLSIF and LSPV are similarly restricted pursuant to their respective insurance laws. The following table reflects subsidiary dividends during the last three years:

	Dividends Paid			Expected Dividends
Regulated Subsidiary	**2009**	**2008**	**2007**	**1/1/2010**
Pre-Paid Legal Casualty, Inc.	$ 6.7 million	$ 14.9 million	$ 7.4 million	$ –
Legal Service Plans of Virginia	1.8 million	4.1 million	1.6 million	–

At December 31, 2009, the amount of restricted net assets of consolidated subsidiaries was $25.5 million, representing amounts that may not be paid to us as dividends either under the applicable regulations or without regulatory approval.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of stock during the fourth quarter of 2009.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [(1)]
October 2009............	88,024	$ 40.37	88,024	714,750
November 2009.........	633,998	39.82	633,998	1,080,752
December 2009	180,675	39.19	180,675	900,077
Total..........................	902,697	$ 39.75	902,697	

(1) We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. On occasion we purchase shares from related parties but transactions between the company and all related parties constitute less than one tenth of one percent of total share transactions since the company began its share repurchase program. The Board of Directors has subsequently from time to time increased such authorization from 500,000 shares to 16 million shares. The most recent authorization was for 1 million additional shares on November 30, 2009. There has been no time limit set for completion of the repurchase program.

Shareholder Return Performance Graph

The following graph compares the cumulative total shareholder returns of our Common Stock during the five years ended December 31, 2009 with the cumulative total shareholder returns of the Russell 2000 Index and the Hemscott, Inc. Personal Services industry index. The comparison assumes an investment of $100 on January 1, 2005 in each of our Common Stock, the Russell 2000 Index and Hemscott's Personal Services industry index and that any dividends were reinvested.


Comparison of 5-Year Cumulative Total Return of Our Stock,
Personal Services Industry Index and Russell 2000 Index


$160.00
$120.00
$80.00
$40.00
$0.00
2004
2005
2006
2007
2008
2009
Pre-Paid Legal Services, Inc.
Personal Services Index
Russell 2000 Index

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Pre-Paid Legal Services, Inc.	$100.00	$103.42	$105.91	$149.81	$100.93	$111.44
Personal Services Industry Index	$100.00	$104.55	$123.76	$121.82	$80.66	$102.58
Russell 2000 Index	$100.00	$104.13	$114.77	$117.37	$76.05	$92.21

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth selected financial and statistical data for us as of the dates and for the periods indicated. This information is not necessarily indicative of our future performance. The following information should be read in conjunction with our Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operation included elsewhere herein.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Income Statement Data:	(In thousands, except ratio, per share and Membership amounts)				
Revenues:					
Membership fees	$ 426,429	$ 436,778	$ 427,428	$ 412,200	$ 389,255
Associate services	28,352	23,534	25,112	26,857	28,963
Other	3,696	4,177	4,549	4,967	5,162
Total revenues	458,477	464,489	457,089	444,024	423,380
Costs and expenses:					
Membership benefits	145,128	150,318	148,792	145,771	137,150
Commissions	130,601	126,758	130,593	126,762	141,631
Associate services and direct marketing	31,921	23,582	28,875	29,493	30,453
General and administrative expenses	51,594	53,021	50,474	50,078	49,015
Other, net	8,558	13,413	13,841	12,232	10,456
Total costs and expenses	367,802	367,092	372,575	364,336	368,705
Income before income taxes	90,675	97,397	84,514	79,688	54,675
Provision for income taxes	35,537	37,225	33,312	27,890	18,863
Net income	$ 55,138	$ 60,172	$ 51,202	$ 51,798	$ 35,812
Basic earnings per common share	$ 5.05	$ 5.05	$ 3.89	$ 3.54	$ 2.31
Diluted earnings per common share	$ 5.04	$ 5.04	$ 3.88	$ 3.51	$ 2.29
Dividends declared per common share	$ –	$ –	$ –	$ –	$ .60
Weighted avg. no. of common shares outstanding – basic	10,918	11,916	13,151	14,642	15,470
Weighted avg. no. of common shares outstanding – diluted	10,932	11,934	13,197	14,739	15,652
Membership Benefits Cost and Statistical Data:					
Membership benefits ratio [1]	34.0%	34.4%	34.8%	35.4%	35.2%
Commissions ratio [1]	30.6%	29.0%	30.6%	30.8%	36.4%
General and administrative expense ratio [1]	12.1%	12.1%	11.8%	12.1%	12.6%
Commission cost per new Membership sold	$ 230	$ 229	$ 213	$ 207	$ 202
New Memberships and stand-alone IDT plans sold	568,095	552,327	612,096	612,726	700,727
Period end Memberships & stand-alone IDT plans in force	1,547,585	1,559,154	1,575,802	1,538,740	1,542,789
New add-on IDT memberships sold	348,607	344,869	381,419	389,157	441,108
Period end add-on IDT memberships in force	711,131	680,862	631,910	540,253	461,094
Average annual Membership fee	$ 303	$ 301	$ 298	$ 293	$ 287
Cash Flow Data:					
Net cash provided by operating activities	67,794	64,317	67,178	54,385	50,131
Net cash provided by (used in) investing activities	6,822	(4,411)	30,064	(52,613)	(15,545)
Net cash used in financing activities	(68,240)	(58,319)	(84,332)	(23,698)	(26,601)
Balance Sheet Data:					
Total assets	$ 157,988	$ 162,843	$ 167,632	$ 188,547	$ 164,865
Total long-term obligations	36,556	53,708	70,623	87,230	36,237
Total liabilities	119,661	131,036	149,793	157,687	113,471
Stockholders' equity	38,327	31,807	17,839	30,860	51,394
Income Statement Data:					
Depreciation and amortization expense	$ 8,187	$ 8,756	$ 8,532	$ 8,260	$ 7,489
Interest expense	1,173	4,221	6,678	5,726	2,682

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(1) The Membership benefits ratio, the commissions ratio and the general and administrative expense ratio represent those costs as a percentage of Membership fees. These ratios do not measure total profitability because they do not take into account all revenues and expenses.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview of Our Financial Model

We are in one line of business - the marketing of legal expense and other complimentary plans through a multi-level marketing force to individuals and a direct sales force to employee groups. Our principal revenues are derived from Membership fees, and to a much lesser extent, revenues from marketing associates. Our principal expenses are commissions, Membership benefits, associate services and direct marketing costs and general and administrative expense. The following table reflects the changes in these categories of revenues and expenses in the last three years (dollar amounts in 000's):

Revenues:	2009	% of Total Revenue	% Change from Prior Year	2008	% of Total Revenue	% Change from Prior Year	2007	% of Total Revenue	% Change from Prior Year
Membership fees	$ 426,429	93.0	(2.4)	$ 436,778	94.0	2.2	$ 427,428	93.5	3.7
Associate services	28,352	6.2	20.5	23,534	5.1	(6.3)	25,112	5.5	(6.5)
Other	3,696	0.8	(11.5)	4,177	0.9	(8.2)	4,549	1.0	(8.4)
	458,477	100.0	(1.3)	464,489	100.0	1.6	457,089	100.0	2.9
Costs and expenses:									
Membership benefits	145,128	31.6	(3.5)	150,318	32.4	1.0	148,792	32.6	2.1
Commissions	130,601	28.5	3.0	126,758	27.3	(2.9)	130,593	28.6	3.0
Associate services and direct marketing	31,921	7.0	35.4	23,582	5.1	(18.3)	28,875	6.3	(2.1)
General and administrative	51,594	11.2	(2.7)	53,021	11.4	5.0	50,474	11.0	0.8
Other, net	8,558	1.9	(36.2)	13,413	2.9	(3.1)	13,841	3.0	13.2
	367,802	80.2	0.2	367,092	79.1	(1.5)	372,575	81.5	2.3
Provision for income taxes	35,537	7.8	(4.5)	37,225	8.0	11.7	33,312	7.3	19.4
Net income	$ 55,138	12.0	(8.4)	$ 60,172	12.9	17.5	$ 51,202	11.2	(1.2)

The following table reflects certain data concerning our Membership sales and associate recruiting:

New Memberships:	2009	% Change from Prior Year	2008	% Change from Prior Year	2007
New legal service Membership sales	541,138	3.8	521,522	(8.6)	570,637
New "stand-alone" IDT Membership sales	26,957	(12.5)	30,805	(25.7)	41,459
Total new Membership sales	568,095	2.9	552,327	(9.8)	612,096
New "add-on" IDT Membership sales	348,607	1.1	344,869	(9.6)	381,419
Average annual Membership fee	$322.77	(0.5)	$324.52	1.0	$321.18
Active Memberships:					
Active legal service memberships at end of period	1,454,661	(1.0)	1,469,315	(1.5)	1,492,341
Active "stand-alone" IDT memberships at end of period	92,924	3.4	89,839	7.6	83,461
Total active memberships at end of period	1,547,585	(0.7)	1,559,154	(1.1)	1,575,802
Active "add-on" IDT memberships at end of period	711,131	4.4	680,862	7.7	631,910
New Sales Associates:					
New sales associates recruited	186,064	52.2	122,255	(17.8)	148,802
Average enrollment fee paid by new sales associates	$87.41	22.2	$71.53	26.0	$56.75
Average Membership fee in force:					
Average Annual Membership fee	$302.51	0.6	$300.80	1.1	$297.62

The number of active Memberships in force and the average monthly fee will directly determine Membership fees and their impact on total revenues during any period. The two most important variables affecting the number of active Memberships during a period are the number of new Memberships written during the period combined with the retention characteristics of both new and existing Memberships. See "Measures of Member Retention" below for a discussion of our Membership retention. Associate services revenues are a function of the number of new sales associates enrolled and the price of entry during the period, the number of associates subscribing to our *eService* offering and the amount of sales tools purchased by the sales force.

Membership benefits expense is primarily determined by the number of active Memberships and the per capita contractual rate that exists between us and our benefits providers. During the last five years, it has been and is expected to continue to be a relatively consistent percentage of Membership revenues of approximately 34%-35%. Commissions paid to associates are primarily dependent on the number and price of new Memberships sold during a period and any special incentives that may be in place during the period. We expense advance commissions ratably over the first month of the related Membership. The level of commission expense in relation to Membership revenues varies depending on the level of new Memberships written and is expected to be higher when we experience increases in new Membership sales. During the last five years this percentage has ranged from approximately 29% to 36% of Membership revenues. Associate services and direct marketing expenses are directly impacted by the number of new associates enrolled during a period due to the cost of materials provided to such new associates, the number of associates subscribing to our *eService* offering, the amount of sales tools purchased by the sales force as well as the number of those associates who successfully meet the incentive award program qualifications. General and administrative expenses are expected to trend up in terms of dollars, but remain relatively constant as a percent of Membership fees. During the past five years, general and administrative expenses have ranged from 12% to 13% of Membership fees.

The primary benchmarks monitored by us throughout the various periods include the number of active Memberships and their related retention characteristics, the number of new Memberships written and the number of new associates enrolled.

Our Membership fees declined during 2009, the first such decline in 17 years. Even in each of the previous 16 years before 2009, the rate of growth has not been one we find acceptable. We believe however, that our current product design, pricing parameters and business model are generally appropriate and we have no immediate plans to change these fundamental sectors. Instead of making changes to our basic product and business model, we believe changes must be made to our marketing methods to increase the exposure of our products and business opportunity. We will consider an increased focus on benefit brokers, independent insurance agents and small businesses as well as considering additional methods of distribution such as an increased focus on Internet based marketing efforts. We will also consider increased incentives such as enhancements to our basic commission structure as well as increased use of performance bonuses. Should we implement additional commissions or bonuses, our marketing related expenses will be increased which may be partially or fully offset by increased Membership fees. Our focus during 2010 will continue to be on improved training of our associates, enhancing the quality of sales tools provided to new and existing associates, providing incentives for associates to write consistent, quality business and continued emphasis on improving the basic retention characteristics of our Memberships.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management's application of accounting policies. If these estimates or assumptions are incorrect, there could be a material change in our financial condition or operating results. Many of these "critical accounting policies" are common in the insurance and financial services industries; others are specific to our business and operations. Our critical accounting policies include estimates relating to revenue recognition related to Membership and associate fees, deferral of Membership and associate related costs, expense recognition related to commissions to associates, accrual of incentive awards payable and accounting for legal contingencies.

Revenue recognition - Membership and Associate Fees

Our principal revenues are derived from Membership fees, most of which are collected on a monthly basis. Memberships are generally guaranteed renewable and non-cancelable except for fraud, non-payment of Membership fees or upon written request. Membership fees are recognized in income ratably over the related service period in accordance with Membership terms, which generally require the holder of the Membership to remit fees on an annual, semi-annual or monthly basis. Approximately 96% of members remit their Membership fees on a monthly basis. The majority of our Memberships that pay us via credit card or automatic bank draft pay us in advance. At December 31, 2009, approximately 69% of our legal service Memberships and our IDT Memberships were paid in advance and, therefore, those payments are deferred and recognized over their respective periods. At December 31, 2009, the deferred revenue associated with the Membership fees was $20.8 million, which is classified as a current liability.

We also charge new members, who are not part of an employee group, a $10 enrollment fee. This enrollment fee and related incremental direct and origination costs are deferred and recognized in income over the estimated life of a Membership in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 605, *Revenue Recognition*. At December 31, 2009, the deferred revenue associated with the Membership enrollment fees was $4.7 million, of which $2.7 million was classified as a current liability. We compute the expected Membership life using more than 25 years of actuarial data as explained in more detail in "Measures of Membership Retention" below. At December 31, 2009, we computed the expected Membership life to be approximately three years, which is unchanged from year-end 2008. If the expected Membership life were to change significantly, which we do not expect in the short term, the deferred Membership enrollment fee and related costs would be recognized over a longer or shorter period.

We derive revenues from services provided to our marketing sales force including a one-time non-refundable enrollment fee from each new sales associate for which we provide initial sales and marketing supplies and enrollment services to the associate. Average enrollment fees paid by new sales associates were $87, $72 and $57 for 2009, 2008 and 2007, respectively. Revenue from, and costs of, the initial sales and marketing supplies (approximately $17) are recognized when the materials are delivered to the associates. The remaining revenues and related incremental direct and origination costs are deferred and recognized over the estimated average active service period of associates, which at December 31, 2009 is estimated to be approximately five months, which is unchanged from year-end 2008. At December 31, 2009, the deferred revenue associated with sales associate enrollment fees was $2.3 million, which is classified as a current liability. We estimate the active service period of an associate periodically based on the average number of months an associate produces new Memberships including those associates that fail to write any Memberships. If the active service period of associates changes significantly, which we do not expect in the short term, the deferred revenue and related costs would be recognized over the new estimated active service period.

Member and Associate Costs

Deferred costs represent the incremental direct and origination costs we incur in enrolling new Members and new associates related to the deferred revenue discussed above, and that portion of payments made to provider law firms ($6.8 million deferred at December 31, 2009 which is classified as a current asset) and associates related to deferred Membership revenue. Deferred costs for enrolling new members include the cost of the Membership kit and salary and benefit costs for employees who process Membership enrollments, and were $4.7 million at December 31, 2009, of which $2.7 million is classified in current assets. Deferred costs for enrolling new associates include training and success bonuses paid to individuals involved in recruiting the associate and salary and benefit costs of employees who process associate enrollments, and were $916,000 at December 31, 2009, and are classified as a current asset. Such costs are deferred to the extent of the lesser of actual costs incurred or the amount of the related fee charged for such services. Deferred costs are amortized to expense over the same period as the related deferred revenue as discussed above. Deferred costs that will be recognized within one year of the balance sheet date are classified as current and all remaining deferred costs are considered noncurrent. Associate related costs are reflected as associate services and direct marketing, and are expensed as incurred if not related to the deferred revenue discussed above. These costs include providing materials and services to associates, associate introduction kits, associate incentive programs, group marketing and marketing services departments (including costs of related travel, marketing events, leadership summits and international sales convention).

Commissions to Associates

Prior to March 1, 1995, our commission program provided for advance commission payments to associates of approximately 70% of first year Membership fees on new Membership sales and commissions were earned by the associate at a rate of approximately 16% in all subsequent years. Beginning with new Memberships written after March 1, 1995, we implemented a level commission schedule of approximately 27% per annum with up to a three-year advance commission payment. Effective March 1, 2002, and in order to offer additional incentives for increased Membership retention rates, we returned to a differential commission structure with rates of approximately 80% of first year Membership fees on new Memberships written and variable renewal commission rates ranging from five to 25% per annum based on the first 12 month Membership retention rate of the associate's personal sales and those of his organization. Beginning in August 2003, we allowed the associate to choose between the level commission structure and up to a three-year commission advance or the differential commission structure with a one-year commission advance.

Prior to January 1997, we advanced commissions at the time of sale of all new Memberships. In January 1997, we implemented a policy whereby the associate received only earned commissions on the first three sales unless the associate met specified criteria. For all sales beginning with the fourth Membership or all sales made by an associate who met the specified criteria, advance commission payments were made at the time of sale of a new Membership. Beginning April 1, 2007, we began advancing commissions at the time of sale of all new Memberships. The amount of cash potentially advanced upon the sale of a new Membership, prior to the recoupment of any charge-backs (described below), represents an amount equal to up to one-year commission earnings. Although the average number of marketing associates receiving an advance commission payment on a new Membership is nine, the overall initial advance may be paid to approximately 30 different individuals, each at a different level within the overall commission structure. The commission advance immediately increases an associate's unearned advance commission balance to us.

Although prior to March 1, 2002, we advanced our sales associates up to three years commission when a Membership was sold and subsequent to March 1, 2002, up to one year commission, the average commission advance paid to our sales associates as a group is actually less than the maximum amount possible because some associates choose to receive less than a full advance and we pay less than a full advance on some of our specialty products. In addition, we may from time to time place associates on a less than full advance basis if there are problems with the quality of the business being submitted or other performance problems with an associate. Additionally, we do not advance commissions on certain categories of group business that have historically demonstrated below average retention characteristics. In addition, any residual commissions due an associate (defined as commission on an individual Membership after the advance has been earned) are retained to reduce any remaining unearned commission advance balances prior to being paid to that sales associate. For those associates that have made at least 10 personal sales, opened at least one group and personally write 15% or more of their organizational business, 15% of their commissions are set aside in individual reserve balance accounts, further reducing the amount of advance commissions. The average commission advance paid as a percentage of the maximum advance possible pursuant to our commission structures was approximately 88%, 88% and 82% during 2009, 2008 and 2007, respectively. The commission cost per new Membership sold has increased over the prior year by .2%, 8% and 3% for 2009, 2008 and 2007, respectively, and varies depending on the compensation structure that is in place at the time a new Membership is sold, the monthly Membership fee of the Membership sold and the amount of any charge-backs (recoupment of previous commission advances) that are deducted from amounts that would otherwise be paid to the various sales associates that are compensated for the Membership sale. Should we add additional products, such as the Identity Theft Shield described above or add additional commissions to our compensation plan or reduce the amount of chargebacks collected from our associates, the commission cost per new Membership will increase accordingly.

We expense advance commissions ratably over the first month of the related Membership. At December 31, 2009, advance commissions deferred were $5.7 million and included as a current asset. As a result of this accounting policy, our commission expenses are all recognized over the first month of a Membership and there is no commission expense recognized for the same Membership during the remainder of the advance period. We track our unearned advance commission balances outstanding in order to ensure the advance commissions are recovered before any renewal commissions are paid and for internal purposes of analyzing our commission advance program. While not recorded as an asset, unearned advance commission balances from associates for the following years ended December 31 were:

	2009	2008	2007
	(Amounts in 000's)		
Beginning unearned advance commission balances (1)	$ 174,371	$ 184,531	$ 188,647
Advance commissions, net of chargebacks and other	132,764	120,908	126,880
Earned commissions applied	(124,244)	(127,496)	(126,836)
Advance commission write-offs	(4,228)	(3,572)	(4,160)
Ending unearned advance commission balances before estimated unrecoverable balances (1)	178,663	174,371	184,531
Estimated unrecoverable advance commission balances (1)	(47,192)	(44,526)	(42,850)
Ending unearned advance commission balances, net (1)	$ 131,471	$ 129,845	$ 141,681

(1) These amounts do not represent fair value, as they do not take into consideration timing of estimated recoveries.

The ending unearned advance commission balances, net, above includes net unearned advance commission balances of non-vested associates of $68 million, $62 million and $56 million at December 31, 2009, 2008 and 2007, respectively. As such, at December 31, 2009 future commissions and related expense will be reduced as unearned advance commission balances of $63 million are recovered. Commissions are earned by the associate as Membership fees are earned by us, usually on a monthly basis. We reduce unearned advance commission balances or remit payments to associates, as appropriate, when commissions are earned. Should a Membership lapse before the advances have been recovered for each commission level, we, except as described below, generate an immediate "charge-back" to the applicable sales associate to recapture up to 50% of any unearned advance on Memberships written prior to March 1, 2002, and 100% on any Memberships written thereafter. Beginning in August 2003, we allowed the associate to choose between the level commission structure and up to three-year commission advance and up to 50% chargebacks or the differential commission structure with a one-year commission advance and up to 100% chargebacks. This charge-back is deducted from any future advances that would otherwise be payable to the associate for additional new Memberships. In order to encourage additional Membership sales, we waived chargebacks for associates that met certain criteria in December 2002 and March 2003, which effectively increased our commission expense. Any remaining unearned advance commission balance may be recovered by withholding future residual earned commissions due to an active associate on active Memberships. Additionally, even though a commission advance may have been fully recovered on a particular Membership, no additional commission earnings from any Membership are paid to an associate until all previous advances on all Memberships, both active and lapsed, have been recovered. We also have reduced chargebacks from 100% to 50% for certain senior marketing associates who have demonstrated the ability to maintain certain levels of sales over specified periods and maintain certain Membership retention levels. We may adjust chargebacks from time to time in the future in order to encourage certain production incentives.

We have the contractual right to require associates to repay unearned advance commission balances from sources other than earned commissions including cash (a) from all associates either (i) upon termination of the associate relationship, which includes but is not limited to when an associate becomes non-vested or (ii) when it is ascertained that earned commissions are insufficient to repay the unearned advance commission payments and (b) upon demand, from agencies or associates who are parties to the associate agreements signed between October 1989 and July 1992 or July 1992 to August 1998, respectively. The sources, other than earned commissions, that may be available to recover associate unearned advance commission balances are potentially subject to limitation based on applicable state laws relating to creditors' rights generally. Historically, we have not demanded repayments of the unearned advance commission balances from associates, including terminated associates, because collection efforts would likely increase costs and have the potential to disrupt our relationships with our sales associates. This business decision by us has a significant effect on our cash flow by electing to defer collection of advance payments of which approximately $47.2 million were not expected to be collected from future commissions at December 31, 2009. However, we regularly review the unearned advance commission balance status of associates and will exercise our right to require associates to repay advances when management believes that such action is appropriate.

Non-vested associates are those that are no longer "vested" because they fail to meet our established vesting requirements by selling at least three new Memberships per quarter or retaining a personal Membership. Non-vested associates lose their right to any further commissions earned on Memberships previously sold at the time they become non-vested. As a result, we have no continuing obligation to individually account to these associates as we do to active associates and are entitled to retain all commission earnings that would be otherwise payable to these terminated associates. We do continue to reduce the unearned advance commission balances for commissions earned on active Memberships previously sold by those associates. Substantially all individual non-vested associate unearned advance commission balances were less than $1,000 and the average balance was $372 at December 31, 2009.

Although the advance commissions are expensed ratably over the first month of the related Membership, we assess, at the end of each quarter, on an associate-by-associate basis, the recoverability of each associate's unearned advanced commission balance by estimating the associate's future commissions to be earned on active Memberships. Each active Membership is assumed to lapse in accordance with our estimated future lapse rate, which is based on our actual historical Membership retention experience as applied to each active Membership's year of origin. The lapse rate is based on our more than 25-year history of Membership retention rates, which is updated quarterly to reflect actual experience. We also closely review current data for any trends that would affect the historical lapse rate. The sum of all expected future commissions to be earned for each associate is then compared to that associate's unearned advance commission balance. We estimate unrecoverable advance commission balances when expected future commissions to be earned on active Memberships (aggregated on an associate-by-associate basis) are less than the unearned advance commission balance. If an associate with an outstanding unearned advance commission balance has no active Memberships, the unearned advance commission balance is written off but has no financial statement impact as advance commissions are expensed ratably over the first month of the related Memberships. Refer to "Measures of Member Retention – *Expected Membership Life, Expected Remaining Membership Life*" for a description of the method used by us to estimate future commission earnings.

Further, our analysis of the recoverability of unearned advance commission balances is also based on the assumption that the associate does not write any new Memberships. We believe that this assessment methodology is highly conservative since our actual experience is that many associates do continue to sell new Memberships and we, through our chargeback rights, gain an additional source to recover unearned advance commission balances.

Changes in our estimates with respect to recoverability of unearned commissions could occur if the underlying Membership persistency changes from historical levels. Should Membership persistency decrease, the unearned commissions would be recovered over a longer period and the amount not recovered would most likely increase, although any increase in uncollectible unearned commissions would not have any immediate expense impact since the commission advances are expensed in the month they are incurred. Holding all other factors constant, the decline in persistency would also lead to lower Membership fees, less net income and less cash flow from operations. Conversely, should persistency increase, the unearned commissions would be recovered more quickly, the amount unrecovered would decrease and, holding all other factors constant, we would enjoy higher Membership fees, more net income and more cash flow from operations.

Incentive awards payable

Associates can earn the right to attend an annual incentive trip by meeting monthly qualification requirements for the entire calendar year and maintaining certain personal retention rates for the Memberships sold during the calendar year. Associates can also earn the right to receive additional monthly bonuses by meeting the monthly qualification requirements for twelve consecutive months and maintaining certain personal retention rates for the Memberships sold during that twelve-month period. The incentive awards payable at any date is estimated based on an evaluation of the existing associates that have met the monthly qualifications, any changes to the monthly qualification requirements, the estimated cost for each incentive earned and the number of associates that have historically met the personal retention rates. At December 31, 2009, the accrued amount payable was $2.5 million. Changes to any of these assumptions would directly affect the amount accrued but we do not expect any of the significant trends affecting this account to change significantly in the near term.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on our financial condition or results of operation. The FASB ASC Section 450, *Contingencies*, requires that an estimated loss from a loss contingency be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. While the ultimate outcome of these proceedings is not determinable, we do not currently anticipate that these contingencies will result in any material adverse effect to our financial condition or results of operation, unless an unexpected result occurs in one of the cases. The costs of the defense of these various matters are reflected as a part of general and administrative expense, or Membership benefits if fees relate to Membership issues, in the consolidated statements of income. We believe that we have meritorious defenses in all pending cases and will vigorously defend against the claims and have not established an accrued liability for any estimated damages in connection with these various cases. However, it is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods. See "Legal Proceedings."

Other General Matters

Operating Ratios

Three principal operating measures monitored by us in addition to measures of Membership retention are the Membership benefits ratio, commission ratio and the general and administrative expense ratio. The Membership benefits ratio, the commissions ratio and the general and administrative expense ratio represent those costs as a percentage of Membership fees. We strive to maintain these ratios as low as possible while at the same time providing adequate incentive compensation to our sales associates and provider law firms. These ratios do not measure total profitability because they do not take into account all revenues and expenses.

Cash Flow Considerations Relating to Sales of Memberships

We generally advance significant commissions at the time a Membership is sold. Since approximately 96% of Membership fees are collected on a monthly basis, a significant cash flow deficit is created at the time a Membership is sold. This deficit is reduced as monthly Membership fees are remitted and no additional commissions are paid on the Membership until all previous unearned advance commission balances have been fully recovered. Since the cash advanced at the time of sale of a new Membership may be recovered over a multi-year period, cash flow from operations may be adversely affected depending on the number of new Memberships written in relation to the existing active base of Memberships and the composition of new or existing sales associates producing such Memberships.

Investment Policy

Our investment policy is to some degree controlled by certain insurance regulations, which, coupled with management's own investment philosophy, results in a conservative investment portfolio that is not risk oriented. Our investment purchases consist of investment grade bonds primarily issued by corporations, the United States Treasury, and state and municipal tax-exempt bonds, certificates of deposit, auction rate securities and EURO deposits. We are required to pledge investments to various state insurance departments as a condition to obtaining authority to do business in certain states.

Recently Issued Accounting Pronouncements

Information regarding recently issued accounting pronouncements is included in Note 1 to the Consolidated Financial Statements.

Measures of Member Retention

One of the major factors affecting our profitability and cash flow is our ability to retain a Membership, and therefore continue to receive fees, once it has been sold. We monitor our overall *Membership persistency rate,* as well as the *retention rates* with respect to Memberships sold by individual associates and agents and retention rates with respect to Memberships by year of issue, geographic region, utilization characteristics and payment method, and other sub groupings.

Terminology

The following terms are used in describing the various measures of retention:

- *Membership life* is a period that commences on the day of initial enrollment of a member and continues until the individual's Membership eventually terminates or lapses (the terms *terminate* or *lapse* may be used interchangeably here).
- *Membership age* means the time since the Membership has been in effect.
- *Lapse rate* means the percentage of Memberships of a specified group of Memberships that *lapse* in a specified time period.
- *Retention rate* is the complement of a *lapse rate,* and means the percentage of Memberships of a specified group that remain in force at the end of a specified time period.
- *Persistency* and *retention* are used in a general context to mean the tendency for Memberships to continue to remain in force, while the term *persistency rate* is a specific measure that is defined below.
- *Lapse rates, retention rates, persistency rates,* and *expected Membership life* may be referred to as measures of *Membership retention*.
- *Expected Membership life* means the average number of years a new Membership is expected to remain in force.
- *Blended rate* when used in reference to any measure of member retention means a rate computed across a mix of Memberships of various *Membership ages*.
- *Expected remaining Membership life* means the number of additional years that an existing member is expected to continue to renew from a specific point in time based on the *Membership life*.

Variations in Membership Retention by Sub-Groups, Impact on Aggregate Numbers

Companywide measures of Membership retention include data relating to members who can potentially be further sorted by identifiable sub-groupings. For example, Memberships may be subdivided into those owned by members who are or are not sales associates, to those who are or are not members of group plans, etc.

Measures of Membership retention of different sub-groups may vary. For example, our experience indicates that first year retention rate of Memberships owned by members who have accessed the services of the provider law firms historically have higher retention rates than those who have not. They also likely have a better understanding and appreciation of the benefits of the Membership, which may have contributed in fact to their decision to keep their Membership active.

All aggregate measures of Membership retention or expected life may be impacted by shifts in the underlying enrollment mix of sub-groups that have different retention rates. A shift in mix alone could, over time, cause an increase in reported aggregate retention measures and expected member life, even if the retention rates within each sub-group do not change. It is important to note that all blended rates discussed here may reflect the impact of such shifts in enrollment mixes. The following table presents new Memberships produced, Memberships canceled and ending active Memberships for members who are sales associates, and the respective percentage, and members who are not sales associates.

	Memberships Produced				Memberships Canceled				Active Memberships			
Year	Non-Assocs	Assocs	Total	Assoc %	Non-Assocs	Assocs	Total	Assoc %	Non-Assocs	Assocs	Total	Assoc %
2005	480,437	220,290	700,727	31.4	(496,710)	(112,928)	(609,638)	18.5	1,132,296	410,493	1,542,789	26.6
2006	477,937	134,789	612,726	22.0	(466,561)	(150,214)	(616,775)	24.4	1,143,672	395,068	1,538,740	25.7
2007	498,072	114,024	612,096	18.6	(456,704)	(118,330)	(575,034)	20.6	1,185,040	390,762	1,575,802	24.8
2008	457,000	95,327	552,327	17.3	(499,894)	(69,081)	(568,975)	12.1	1,142,146	417,008	1,559,154	26.7
2009	423,433	144,662	568,095	25.5	(477,395)	(102,269)	(579,664)	17.7	1,088,184	459,401	1,547,585	29.7

Variations in Retention over Life of a Membership, Impact on Aggregate Measures

Measures of member retention also vary significantly by the Membership age. Historically, we have observed that Memberships in their first year have a significantly higher lapse rate than Memberships in their second year, and so on. The following chart shows the historical observed lapse rates and corresponding yearly retention rates as a function of Membership age. For example, 49.3% of all new Memberships lapse during the first year, leaving 50.7% still in force at the end of the first year. More tenured Memberships have significantly lower lapse rates. For example, by year seven, lapse rates are 10.5% and annual retention is 89.5%. The following table shows as of December 31, 2009 and 2008 our blended retention rate and lapse rates based on our historical experience for the last 25 years.

Membership Retention versus Membership Age

As of December 31, 2009				As of December 31, 2008		
Yearly Lapse Rate	Yearly Retention	End of Year Memberships	Membership Year	Yearly Lapse Rate	Yearly Retention	End of Year Memberships
		100.0	0			100.0
49.3%	50.7%	50.7	1	49.3%	50.7%	50.7
32.2%	67.8%	34.4	2	32.2%	67.8%	34.4
24.0%	76.0%	26.1	3	23.7%	76.3%	26.2
18.8%	81.2%	21.2	4	18.1%	81.9%	21.5
14.7%	85.3%	18.1	5	15.0%	85.0%	18.3
12.6%	87.4%	15.8	6	12.5%	87.5%	16.0
10.5%	89.5%	14.1	7	8.5%	91.5%	14.6

Membership Persistency

Our *Membership persistency rate* is a specific computation that measures the number of Memberships in force at the end of a year as a percentage of the total of (i) Memberships in force at the beginning of such year, plus (ii) new Memberships sold during such year. From 1981 through the year ended December 31, 2009, our annual *Membership persistency rates*, using the foregoing method, have averaged approximately 72.0%.

Year	Beginning Memberships	New Memberships	Total	Ending Memberships	Persistency
2005	1,451,700	700,727	2,152,427	1,542,789	71.7%
2006	1,542,789	612,726	2,155,515	1,538,740	71.4%
2007	1,538,740	612,096	2,150,836	1,575,802	73.3%
2008	1,575,802	552,327	2,128,129	1,559,154	73.3%
2009	1,559,154	568,095	2,127,249	1,547,585	72.8%

Our overall *Membership persistency rate* varies based on, among other factors, the relative age of total Memberships in force, and shifts in the mix of members enrolled. Our overall *Membership persistency rate* could become lower when the Memberships in force include a higher proportion of newer Memberships, as will happen following periods of rapid growth. Our overall *Membership persistency rate* could also become lower when the new enrollments include a higher proportion of non-associate members.

Unless offset by other factors, these factors could result in a decline in our overall *Membership persistency rate* as determined by the formula described above, but does not necessarily indicate that the new Memberships written are less persistent.

Expected Membership Life

Using historical data through 2009 for all past Members enrolled, the *expected Membership life* can be computed to be approximately three years. This number represents the average number of years a new Membership can be expected to remain in force. Although about half of all new Memberships may lapse in the first year, the expected Membership life is much longer due to the contribution of higher annual retention rates in subsequent years.

Since our experience is that the retention rate of a given generation of new Memberships improves with Membership age, the *expected remaining Membership life* of a Membership also increases with Membership age. For example, while a new Membership may have an *expected Membership life* of three years, the *expected remaining Membership life* of a Membership that reaches its first year anniversary is approximately 4.9 years.

Since the actual population of Memberships in force at any time is a distribution of ages from zero to more than 25 years, the *expected remaining Membership life* of the entire population at large greatly exceeds four years per Membership. As of December 31, 2009, based on the historical data described above, the current *expected remaining Membership life* of the actual population is approximately 7 years per Membership. This measure is used by us to estimate the future revenues expected from Memberships currently in place.

Expected Membership life measures are based on more than 25 years of historical Membership retention data, unlike the *Membership persistency rate* described above which is computed from, and determined by, the most recent one-year period only. Both or these measures however include data from Memberships of all Membership ages and hence are referred to as "blended" measures.

Actions that May Impact Retention in the Future

The potential impact on our future profitability and cash flow due to future changes in Membership retention can be significant. While blended retention rates have not changed dramatically over the past five years, we have implemented several initiatives aimed at improving the retention rate of both new and existing Memberships. Such initiatives include an optional revised compensation structure featuring variable renewal commission rates ranging from five to 25% per annum based on the 12 month Membership retention rate of the associate's personal sales and those of his organization and implementation of a "non-taken" administrative fee to sales associates of $35 for any Membership application that is processed but for which a payment is never received. We have designed and implemented an enhanced member "life cycle" communication process aimed at both increasing the overall amount of communication from us to the members as well as more specific target messaging to members based on the length of their Membership as well as utilization characteristics.

During 2006, we began providing an additional service focused on Membership retention, Member Advantage Services, to our associates for a one-time fee of $5.95 per Membership. This service consists of several out-bound calls, emails and letters by our employees during the first year of the Membership as well as out-bound calls to the member any time the Membership moves into pre-cancel status throughout the life of the Membership. We verify the Membership data in our files on the very first call and make any necessary changes immediately as well as fully explain the Membership benefits and answer any questions the member may have, essentially reselling the Membership. We provide Provider law firm contact information and make sure the member understands how to contact their Provider. We encourage our members to immediately begin the process of having their will prepared and help the member begin the credit monitoring process for Identity Theft Shield members. We believe that such efforts may ultimately increase the utilization by members and therefore lead to higher retention rates. We intend to continue to develop programs and initiatives designed to improve retention. At December 31, 2009, approximately 659,000 Memberships were part of our Member Advantage Services.

Results of Operations

Comparison of 2009 to 2008

Net income for 2009 decreased 8% to $55.1 million from $60.2 million for 2008. Diluted earnings per share for 2009 remained constant at $5.04 per share due to decreased net income of 8% and an approximate 8% decrease in the weighted average number of outstanding shares.

Membership fees and their impact on total revenues in any period are determined directly by the number of active Memberships in force during any such period and the average annual fee. The active Memberships in force are determined by both the number of new Memberships sold in any period together with the renewal rate of existing Memberships. New Membership sales increased 3% during 2009 to 568,095 from 552,327 during 2008. At December 31, 2009, there were 1,547,585 active Memberships in force compared to 1,559,154 at December 31, 2008, a decrease of 1%. However, the average annual fee per Membership has increased from $301 for all Memberships in force at December 31, 2008 to $303 for all Memberships in force at December 31, 2009, a 1% increase, primarily because of an increase in the percentage of members with our Identity Theft Shield Membership. These changes resulted in a 2% decrease in Membership fees for 2009 to $426.4 million from $436.8 million for 2008 marking the first decline in Membership fees in 17 years.

Associate services revenue increased 20% from $23.5 million for 2008 to $28.4 million during 2009 primarily because of more associates recruited due to increased bonuses and incentives. The *eService* fees totaled $11.0 million during 2009 compared to $12.1 million for 2008, a decrease of 9%. We recognized revenue from associate fees of approximately $15.9 million during 2009 compared to $9.2 million during 2008, an increase of 73%. New associates typically pay a fee ranging from $49 to $249, depending on special promotions we implement from time to time. New enrollments of sales associates increased 52% during 2009 to 186,064 from 122,255 for 2008 and the average associate fee paid during 2009 was $87 compared to $72 for 2008, an increase of 22% due to higher average enrollment fees charged to new associates. Future revenues from associate services will depend primarily on the number of new associates enrolled, the price charged for new associates and the number who choose to participate in our *eService* program, but we expect that such revenues will continue to be largely offset by the direct and indirect cost to us of training, providing associate services and other direct marketing expenses.

Other revenue decreased 12%, from $4.2 million to $3.7 million primarily due to the decrease in revenue recognized from Membership enrollment fees.

Primarily because of the decrease in Membership fees, total revenues decreased to $458.5 million for 2009 from $464.5 million during 2008, a decrease of 1%.

Membership benefits, which primarily represent payments to provider law firms and Kroll, totaled $145.1 million for 2009 compared to $150.3 million for 2008 and represented 34% of Membership fees for both years. This Membership benefit ratio (Membership benefits as a percentage of Membership fees) should be slightly reduced going forward as substantially all active Memberships provide for a capitated cost and we have reduced the capitated cost of the Identity Theft plan benefits effective April 1, 2007 with reductions effective beginning January 1, 2008, 2009 and 2010.

Commissions to associates increased 3% from $126.8 million for 2008 to $130.6 million for 2009, and represented 29% and 31% of Membership fees, respectively. Commissions to associates are primarily dependent on the number of new Memberships sold during a period and the average fee of those Memberships. New Memberships sold during 2009 totaled 568,095, a 3% increase from the 552,327 sold during 2008, and the "add-on" IDT Membership sales, which are not included in these totals, increased 1% to 348,607 for 2009 from 344,869 for 2008. New Membership fees written during 2009 increased 2% with commissions to associates increasing 3%.

Associate services and direct marketing expenses increased $8.3 million to $31.9 million for 2009 from $23.6 million for 2008. We had a $754,000 decrease in direct marketing and marketing services costs, a $7.6 million increase in training fees and bonuses, a $123,000 increase in *Player's Club* costs and a $1.1 million increase in the cost of associate kits. Training fees and bonuses are affected by the number of new sales associates that successfully meet the qualification criteria established by us, i.e. more training bonuses will be paid when a higher number of new sales associates meet such criteria. These expenses include the costs of providing associate services and marketing expenses as discussed under *Member and Associate Costs*.

General and administrative expenses during 2009 and 2008 were $51.6 million and $53.0 million, respectively, and represented 12% of Membership fees for such years. The $1.4 million decrease in general and administrative expenses was due to decreases in advertising, telecommunication fees, employee expenses, and legal fees, partially offset by increases in our bank service charges and consulting costs during 2009.

Other expenses, net, which includes depreciation and amortization, litigation accruals, premium taxes and interest expense reduced by interest income, decreased 36% to $8.6 million for 2009 from $13.4 million for 2008. Depreciation and amortization decreased to $8.2 million for 2009 from $8.8 million for 2008. Litigation settlements and change in litigation accrual was ($450,000) for 2009 compared to $906,000 during 2008. Premium taxes were $1.8 million for 2009 and 2008. Interest expense decreased to $1.2 million for 2009 compared to $4.2 million for the prior year. Interest income decreased to $2.1 million for 2009 from $2.2 million for 2008.

The provision for income taxes decreased during 2009 to $35.5 million compared to $37.2 million for 2008, representing 39.2% and 38.2%, respectively, of income before income taxes. The 2009 and 2008 provisions include state income taxes of $4.2 million and $3.8 million, respectively, net of federal benefits, representing 4.7% and 4.0%, respectively, of income before income taxes.

Comparison of 2008 to 2007

Net income for 2008 increased 18% to $60.2 million from $51.2 million for 2007. Diluted earnings per share for 2008 increased 30% to $5.04 per share from $3.88 per share for the prior year due to increased net income of 18% and an approximate 10% decrease in the weighted average number of outstanding shares.

Membership fees and their impact on total revenues in any period are determined directly by the number of active Memberships in force during any such period and the average annual fee. The active Memberships in force are determined by both the number of new Memberships sold in any period together with the renewal rate of existing Memberships. New Membership sales decreased 10% during 2008 to 552,327 from 612,096 during 2007. At December 31, 2008, there were 1,559,154 active Memberships in force compared to 1,575,802 at December 31, 2007, a decrease of 1%. However, the average annual fee per Membership has increased from $298 for all Memberships in force at December 31, 2007 to $301 for all Memberships in force at December 31, 2008, a 1% increase, primarily because of an increase in the percentage of members with our Identity Theft Shield Membership. These changes resulted in a 2% increase in Membership fees for 2008 to $436.8 million from $427.4 million for 2007 marking the sixteenth consecutive year of increased Membership revenue.

Associate services revenue decreased 6% from $25.1 million for 2007 to $23.5 million during 2008 primarily because of fewer associates recruited. The eService fees totaled $12.1 million during 2008 compared to $12.4 million for 2007, a decrease of 2%. We recognized revenue from associate fees of approximately $9.2 million during 2008 compared to $9.8 million during 2007, a decrease of 6%. New associates typically pay a fee ranging from $49 to $249, depending on special promotions we implement from time to time. Although the new enrollments of sales associates decreased 18% during 2008 to 122,255 from 148,802 for 2007, the average associate fee paid during 2008 was $72 compared to $57 for 2007, an increase of 26% due to higher average enrollment fees charged to new associates.

Other revenue decreased 8%, from $4.5 million to $4.2 million primarily due to the decrease in revenue recognized from Membership enrollment fees.

Primarily because of the increase in Membership fees, total revenues increased to $464.5 million for 2008 from $457.1 million during 2007, an increase of 2%.

Membership benefits, which primarily represent payments to provider law firms and Kroll, totaled $150.3 million for 2008 compared to $148.8 million for 2007 and represented 34% and 35% of Membership fees, respectively.

Commissions to associates decreased 3% from $130.6 million for 2007 to $126.8 million for 2008, and represented 31% and 29% of Membership fees, respectively. Commissions to associates are primarily dependent on the number of new Memberships sold during a period and the average fee of those Memberships. New Memberships sold during 2008 totaled 552,327, a 10% decrease from the 612,096 sold during 2007, and the "add-on" IDT Membership sales that are not included in these totals decreased 10% to 344,869 for 2008 from 381,419 for 2007. Although our new Membership fees written during 2008 decreased 10%, commissions to associates declined only 3% due to a change effective April 1, 2007 when we began advancing commissions on the first Membership sale and in June 2008 when we added additional levels (Expansion Bonuses) to our compensation plan.

Associate services and direct marketing expenses decreased $5.3 million to $23.6 million for 2008 from $28.9 million for 2007. We had a $3.0 million decrease in direct marketing and marketing services costs and a $789,000 decrease in training fees and bonuses and a $949,000 decrease in Player's Club costs. Training fees and bonuses are affected by the number of new sales associates that successfully meet the qualification criteria established by us, i.e. more training bonuses will be paid when a higher number of new sales associates meet such criteria. These expenses include the costs of providing associate services and marketing expenses as discussed under Member and Associate Costs.

General and administrative expenses during 2008 and 2007 were $53.0 million and $50.5 million, respectively, and represented 12% of Membership fees for such years. The $2.5 million increase in general and administrative expenses was due to increases in advertising, consultant fees, employee expenses, and legal fees. We had decreases in our bank service charges and telecommunication costs during 2008.

Other expenses, net, which includes depreciation and amortization, litigation accruals, premium taxes and interest expense reduced by interest income, decreased 3% to $13.4 million for 2008 from $13.8 million for 2007. Depreciation and amortization increased to $8.8 million for 2008 from $8.5 million for 2007. Litigation settlements and change in litigation accrual was $906,000 for 2008 compared to $15,000 during 2007. Premium taxes decreased from $1.9 million for 2007 to $1.8 million for 2008. Interest expense decreased to $4.2 million for 2008 compared to $6.7 million for the prior year. Interest income decreased to $2.2 million for 2008 from $3.3 million for 2007.

The provision for income taxes increased during 2008 to $37.2 million compared to $33.3 million for 2007, representing 38.2% and 39.4%, respectively, of income before income taxes. The 2007 provision included a $2.0 million charge, representing 2.4% of income before income taxes, relating to income taxes for years 2007 and prior. This charge resulted from a clerical error, which we discovered and corrected, in the amount of net operating loss reported in a 2003 state income tax return which resulted in nonpayment of income taxes in that state for several years. The 2008 and 2007 provisions include state income taxes of $3.8 million and $3.2 million, respectively, net of federal benefits, representing 4.0% and 3.8%, respectively, of income before income taxes.

Liquidity and Capital Resources

The number of active Memberships in force and the average monthly fee will directly determine Membership fees collected and their contribution to cash flow from operations during any period. Cash receipts from associate services are directly impacted by the number of new sales associates enrolled and the price of entry during the period, the number of associates subscribing to our *eService* offering and the amount of sales tools purchased by the sales force.

The cash outlay related to Membership benefits is directly impacted by the number of active Memberships and the contractual rate that exists between us and our benefits providers. Commissions paid to associates are primarily dependent on the number and price of new Memberships sold during a period and any special incentives that may be in place during the period. Cash requirements related to associate services and direct marketing activities are directly impacted by the number of new associates enrolled during a period due to the cost of materials provided to such new associates, the number of associates subscribing to our *eService* offering, the amount of sales tools purchased by the sales force as well as the number of those associates who successfully meet the incentive award program qualifications.

Membership revenues are more than sufficient to fund the cash requirements for membership benefits (at approximately 34%-35% of Membership revenues), commissions (ranging from 29% to 36% of Membership revenues) and general and administrative expense (at approximately 12% to 13% of Membership revenues). We have generated significant cash flow from operations of approximately $68 million, $64 million and $67 million in 2009, 2008 and 2007, respectively, which has been used to provide for future growth in Memberships, to repay our debt and make necessary capital expenditures and as discussed below, we have used a significant portion of our cash flow to repurchase shares of our stock. Cash flow from operations could be reduced if we experienced significant growth in new members because of the negative cash flow characteristics of our commission advance policies discussed above.

Because of our ability to generate cash flow from operations, including in periods of Membership growth, we have not historically been dependent on, and do not expect to need in the future, external sources of financing from the sale of securities or from bank borrowings to fund our basic business operations. However, as described below, during the last three years, we incurred debt for limited and specific purposes to permit us to purchase equipment and to accelerate our treasury stock purchase program.

General

Consolidated net cash provided by operating activities was $67.8 million, $64.3 million and $67.2 million for 2009, 2008 and 2007, respectively. Net cash provided by operating activities increased approximately $3.5 million primarily due to membership activities being unchanged, a $3.2 million reduction in interest payments due to lower debt levels and lower interest rates, a $4.1 million decrease in income tax payments partially offset by a $2.4 million decrease in associate activities. Member activities were unchanged with a $8.4 million decrease in cash received from our members due to a lower number of Memberships in force during the year which was offset by a $5.4 million decrease in payments to our Membership benefit providers, a $1.9 million decrease in commission payments to our associates and a $1.4 million decrease in general and administrative expenses. Associate activities decreased by $2.4 million due to a $7.3 million increase in associate fees collected due to the increase in new recruits driven in part by increased bonuses and other incentives offset by a $1 million decrease in eService fees collected and an $8.7 million increase in associate services cost primarily due to the increase in bonuses and incentive payments.

Net cash provided by (used in) investing activities was $6.8 million, $(4.4) million and $30.1 million for 2009, 2008 and 2007, respectively. Capital expenditures were $3.4 million, $5.3 million and $5.9 million during 2009, 2008 and 2007, respectively. Sales and maturities of available-for-sale investments exceeded the purchases of such investments by $10.2 million, $843,000 and $35.9 million during 2009, 2008 and 2007.

Net cash used in financing activities was $68.2 million, $58.3 million and $84.3 million for 2009, 2008 and 2007, respectively. This $9.9 million change during 2009 was primarily comprised of a $6.0 million increase in purchases of treasury stock and a $5.0 million decrease in proceeds from issuance of debt.

We had a consolidated working capital deficit of $10.8 million at December 31, 2009, an increase of $8.5 million compared to a consolidated working capital deficit of $2.3 million at December 31, 2008. The increase was primarily due to the $9.8 million decrease in available-for-sale investments and the $6.4 million decrease in cash and cash equivalents partially offset by the $833,000 decrease in the current portion of notes payable, a $643,000 increase in refundable income taxes, a $1.8 million increase in deferred revenue and fees and a $2.9 million increase in accounts payable and accrued expenses. The $10.8 million working capital deficit at December 31, 2009 would have been $1.5 million in excess working capital excluding the $12.3 million of current portion of deferred revenue and fees in excess of the current portion of deferred member and associate service costs. These amounts will be eliminated by the passage of time without the utilization of other current assets or us incurring other current liabilities. Additionally, at the current rate of cash flow provided by operations ($67.8 million during 2009), we do not expect any difficulty in meeting our financial obligations in the short term or the long term.

We generally advance significant commissions to associates at the time a Membership is sold. We expense these advances ratably over the first month of the related Membership. During 2009, we paid advance commissions to associates of $132.8 million on new Membership sales compared to $120.9 million for 2008. Since approximately 96% of Membership fees are collected on a monthly basis, a significant cash flow deficit is created on a per Membership basis at the time a Membership is sold. Since there are no further commissions paid on a Membership during the advance period, we typically derive significant positive cash flow from the Membership over its remaining life. See *Commissions to Associates* above for additional information on advance commissions.

We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has increased such authorization from 500,000 shares to 16 million shares during subsequent board meetings. The most recent authorization was for 1 million additional shares on November 30, 2009. At December 31, 2009, we had purchased 15.1 million treasury shares under these authorizations for $457.9 million, an average price of $30.32 per share, including $50.7 million of purchases in 2009. Treasury stock purchases will be made at prices that are considered attractive by management and at such times, that management believes will not unduly affect our liquidity, however, due to restrictions contained in our debt agreements with lenders, we are limited in our treasury stock purchases. At December 31, 2009, we had approximately $1.4 million of availability under existing bank covenant restrictions to purchase additional treasury shares. No time limit has been set for completion of the treasury stock purchase program. Given the current interest rate environment, the nature of other investments available and our expected cash flows, management believes that purchasing treasury shares enhances shareholder value. We expect to continue our treasury stock program. From time to time, we evaluate alternative sources of financing to continue or accelerate this program.

We believe that we have the ability to finance the next twelve months of operations, anticipated capital expenditures and required debt repayment obligations based on our existing amount of cash and cash equivalents and unpledged investments at December 31, 2009 of $56.4 million. We believe our long-term liquidity needs will be met by our ability to generate cash flow from operations and our existing cash and cash equivalent balances. We expect to maintain cash and cash equivalents and investment balances on an on-going basis of approximately $20 million to $30 million in order to meet expected working capital needs and regulatory capital requirements. Balances in excess of this amount would be used for discretionary purposes such as treasury stock purchases, dividends, and advance repayment of debt subject to the restrictions contained in our debt agreements.

Notes Payable

In addition to customary covenants for loans of a similar type, the principal covenants for the Senior Loan are:

- a limitation on incurring any indebtedness in excess of the remaining existing bank indebtedness outstanding and $2.3 million in permitted capitalized leases or purchase money debt;
- a limitation on our ability to pay dividends or make stock purchases, other than with the net proceeds of the Term Loan, unless we meet certain cash flow tests;
- a prohibition on prepayment of other debt;
- a requirement to maintain consolidated EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) for a rolling twelve month period ending December 31, 2006 and each quarter thereafter of at least $80 million ($75 million for us and our top tier direct subsidiaries);
- a requirement to maintain a quarterly fixed charge coverage ratio (EBITDA (with certain adjustments) divided by the sum of interest expense, income taxes and scheduled principal payments) of at least 1.1 to 1;
- a requirement to maintain at least 1.3 million members;
- a requirement to maintain a Leverage Ratio (funded indebtedness as of the end of each quarter divided by EBITDA for the trailing twelve months) of no more than 1.5 to 1;
- we must have availability (unused portion of the Revolving Facility) plus Qualified Cash (the amount of unrestricted cash and cash equivalents) greater than or equal to $12,500,000; and
- an event of default occurs if Harland Stonecipher ceases to be our Chairman and Chief Executive Officer for a period of 120 days unless replaced with a person approved by Wells Fargo.

We were in compliance with these covenants at December 31, 2009. Additional information regarding Notes Payable is included in Note 6 to the Consolidated Financial Statements.

Parent Company Funding and Dividends

Although we are the operating entity in many jurisdictions, our subsidiaries serve as operating companies in various states that regulate Memberships as insurance or specialized legal expense products. The most significant of these wholly owned subsidiaries are PPLCI, PPLSIF and LSPV. The ability of these subsidiaries to provide funds to us is subject to a number of restrictions under various insurance laws in the jurisdictions in which they conduct business, including limitations on the amount of dividends and management fees that may be paid and requirements to maintain specified levels of capital and reserves. In addition, PPLCI will be required to maintain its stockholders' equity at levels sufficient to satisfy various state or provincial regulatory requirements, the most restrictive of which is currently $3 million. Additional capital requirements of PPLCI, PPLSIF or LSPV, or any of our regulated subsidiaries, will be funded by us in the form of capital contributions or surplus debentures. At January 1, 2010, none of PPLCI, PPLSIF or LSPV had funds available for payment of substantial dividends without the prior approval of the insurance commissioner. At December 31, 2009, the amount of restricted net assets of consolidated subsidiaries was $25.5 million, representing amounts that may not be paid to us as dividends either under the applicable regulations or without regulatory approval.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2009.

Contractual Obligations	Payments Due by Period (In Thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 42,251	$ 23,241	$ 14,470	$ 1,912	$ 2,628
Purchase obligations[1]	9,901	3,836	6,065	–	–
Deferred compensation plan	9,190	–	–	–	9,190
Capital leases	1,131	245	56	62	768
Operating leases	647	139	222	80	206
Interest payments on outstanding debt[2]	782	457	203	81	41
Total[3]	$ 63,902	$ 27,918	$ 21,016	$ 2,135	$ 12,833

(1) Includes contractual commitments pursuant to executory contracts for products and services such as voice and data services and contractual obligations related to future Company events such as hotel room blocks, meeting space and food and beverage guarantees. We expect to receive proceeds from such future events and reimbursement from provider law firms for certain voice and data services that will partially offset these obligations.

(2) Interest payments on our long–term debt have been calculated using the interest rates as of December 31, 2009 applied to the projected loan balances assuming principal payments according to the terms of each loan.

(3) Does not include commitments for attorney provider payments, commissions, etc. which are expected to remain in existence for several years but as to which our obligations vary directly either based on Membership revenues or new Memberships sold and are not readily estimable. Capital lease obligation above does not include any interest.

Forward-Looking Statements

All statements in this report other than purely historical information, including but not limited to, statements relating to our future plans and objectives, expected operating results and the assumptions on which such forward-looking statements are based, constitute "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on our historical operating trends and financial condition as of December 31, 2009 and other information currently available to management. We caution that the Forward-Looking Statements are subject to all the risks and uncertainties incident to our business, including but not limited to risks described herein. Moreover, we may make acquisitions or dispositions of assets or businesses, enter into new marketing arrangements or enter into financing transactions. None of these can be predicted with certainty and, accordingly, are not taken into consideration in any of the Forward-Looking Statements made herein. For all of the foregoing reasons, actual results may vary materially from the Forward-Looking Statements. We assume no obligation to update the Forward-Looking Statements to reflect events or circumstances occurring after the date of the statement.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Disclosures About Market Risk

Our consolidated balance sheets include a certain amount of assets and liabilities whose fair values are subject to market risk. Due to our significant investment in fixed-maturity investments, interest rate risk represents the largest market risk factor affecting our consolidated financial position. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, liquidity of the instrument and other general market conditions.

As of December 31, 2009, our investments consisted of the following:

Description	Fair Value
Obligations of state and political subdivisions	$ 21,992
Certificates of deposit	4,911
Corporate obligations	416
Auction Rate Securities	296
U. S. Government obligations	85
Total investments	$ 27,700

We do not hold any investments classified as trading account assets or derivative financial instruments.

The table below summarizes the estimated effects of hypothetical increases and decreases in interest rates on our fixed-maturity investment portfolio. It is assumed that the changes occur immediately and uniformly, with no effect given to any steps that management might take to counteract that change.

The hypothetical changes in market interest rates reflect what could be deemed best and worst case scenarios. The fair values shown in the following table are based on contractual maturities. Significant variations in market interest rates could produce changes in the timing of repayments due to prepayment options available. The fair value of such instruments could be affected and, therefore, actual results might differ from those reflected in the following table:

	Fair value	Hypothetical change in interest rate (bp = basis points)	Estimated fair value after hypothetical change in interest rate
		(Dollars in thousands)	
Fixed-maturity investments at December 31, 2009 (1)	$ 22,500	100 bp increase	$ 21,406
		200 bp increase	20,375
		50 bp decrease	23,017
		100 bp decrease	23,551
Fixed-maturity investments at December 31, 2008 (1)	$ 31,360	100 bp increase	$ 29,831
		200 bp increase	28,457
		50 bp decrease	32,134
		100 bp decrease	32,907

(1) Excluding short-term investments in certificates of deposit and auction rate certificates with a fair value of $5.2 million at December 31, 2009 and short-term investments in certificates of deposit with a fair value of $6.1 million at December 31, 2008.

The table above illustrates, for example, that an instantaneous 200 basis point increase in market interest rates at December 31, 2009 would reduce the estimated fair value of our fixed-maturity investments by approximately $2.1 million at that date. At December 31, 2008, and based on the fair value of fixed-maturity investments of $31.4 million, an instantaneous 200 basis point increase in market interest rates would have reduced the estimated fair value of our fixed-maturity investments by approximately $2.9 million at that date. The definitive extent of the interest rate risk is not quantifiable or predictable due to the variability of future interest rates, but we do not believe such risk is material.

We primarily manage our exposure to interest rate risk by purchasing investments that can be readily liquidated should the interest rate environment begin to significantly change.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2009, we had $42.3 million in notes payable outstanding at interest rates indexed to the 30-day LIBOR rate that exposes us to the risk of increased interest costs if interest rates rise. Assuming a 100 basis point increase in interest rates on the floating rate debt, annual interest expense would increase by approximately $423,000. As of December 31, 2009, we had not entered into any interest rate swap agreements with respect to the term loans or the variable rate municipal bonds.

Foreign Currency Exchange Rate Risk

Although we are exposed to foreign currency exchange rate risk inherent in revenues, net income and assets and liabilities denominated in Canadian dollars, the potential change in foreign currency exchange rates is not a substantial risk, as less than 2% of our revenues are derived outside of the United States. As reflected in the attached Consolidated Statements of Comprehensive Income, we have recorded positive foreign currency translation adjustments of $1.5 million during 2009 and have a cumulative positive foreign currency translation adjustment balance of $1.1 million at December 31, 2009. These amounts are subject to change dynamically in conjunction with the relative values of the Canadian and U.S. dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

PRE-PAID LEGAL SERVICES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(All other schedules have been omitted since the required information is not applicable or because the information is included in the consolidated financial statements or the notes thereon.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Pre-Paid Legal Services, Inc.

We have audited Pre-Paid Legal Services, Inc.'s (an Oklahoma corporation) and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pre-Paid Legal Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on Pre-Paid Legal Services, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pre-Paid Legal Services, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pre-Paid Legal Services, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows and changes in stockholders' equity and other comprehensive income for each of the three years in the period ended December 31, 2009 and our report dated February 25, 2010 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Pre-Paid Legal Services, Inc.

We have audited the accompanying consolidated balance sheets of Pre-Paid Legal Services, Inc. (an Oklahoma corporation) and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows and changes in stockholders' equity and other comprehensive income for each of the three years in the period ended December 31, 2009. Our audits of the basic financial statements included Schedule I as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pre-Paid Legal Services, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pre-Paid Legal Services, Inc.'s and subsidiaries' internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
February 25, 2010

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, our management has conducted an assessment, including testing, using the criteria in *Internal Control–Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the assessment, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2009, based on criteria in *Internal Control–Integrated Framework* issued by COSO. The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts and shares in 000's, except par values)

ASSETS

	December 31, 2009	December 31, 2008
Current assets:		
Cash and cash equivalents	$ 32,904	$ 26,528
Available-for-sale investments, at fair value	2,959	12,812
Membership fees receivable	6,286	6,639
Inventories	1,266	1,285
Refundable income taxes	1,330	687
Deferred member and associate service costs	16,074	15,737
Deferred income taxes	5,370	5,151
Other assets	6,123	6,200
Total current assets	72,312	75,039
Available-for-sale investments, at fair value	20,529	20,637
Investments pledged	4,212	4,039
Property and equipment, net	49,100	53,445
Deferred member and associate service costs	2,065	2,003
Cash value of life insurance policies	8,263	6,538
Other assets	1,507	1,142
Total assets	$ 157,988	$ 162,843

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current liabilities:		
Membership benefits payable	$ 11,987	$ 12,013
Deferred revenue and fees	28,383	26,556
Current portion of capital leases payable	245	24
Current portion of notes payable	23,241	22,408
Accounts payable and accrued expenses	19,249	16,327
Total current liabilities	83,105	77,328
Capital leases payable	886	910
Notes payable	19,010	37,251
Deferred revenue and fees	2,065	2,003
Deferred income taxes	5,405	5,646
Deferred compensation liabilities	9,190	7,898
Total liabilities	119,661	131,036
Stockholders' equity:		
Common stock, $.01 par value; 100,000 shares authorized; 14,904 and 16,254 issued at December 31, 2009 and 2008, respectively	149	163
Retained earnings	135,401	130,832
Accumulated other comprehensive income	1,805	(160)
Treasury stock, at cost; 4,852 shares held at December 31, 2009 and 2008, respectively	(99,028)	(99,028)
Total stockholders' equity	38,327	31,807
Total liabilities and stockholders' equity	$ 157,988	$ 162,843

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in 000's, except per share amounts)

	Year Ended December 31,		
	2009	**2008**	**2007**
Revenues:			
Membership fees	$ 426,429	$ 436,778	$ 427,428
Associate services	28,352	23,534	25,112
Other	3,696	4,177	4,549
	458,477	464,489	457,089
Costs and expenses:			
Membership benefits	145,128	150,318	148,792
Commissions	130,601	126,758	130,593
Associate services and direct marketing	31,921	23,582	28,875
General and administrative	51,594	53,021	50,474
Other, net	8,558	13,413	13,841
	367,802	367,092	372,575
Income before income taxes	90,675	97,397	84,514
Provision for income taxes	35,537	37,225	33,312
Net income	$ 55,138	$ 60,172	$ 51,202
Basic earnings per common share	$ 5.05	$ 5.05	$ 3.89
Diluted earnings per common share	$ 5.04	$ 5.04	$ 3.88
Weighted average number of shares:			
Basic	10,918	11,916	13,151
Diluted	10,932	11,934	13,197

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in 000's)

	Year Ended December 31,		
	2009	**2008**	**2007**
Cash flows from operating activities:			
Net income	$ 55,138	$ 60,172	$ 51,202
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for deferred income taxes	(460)	385	(552)
Depreciation and amortization	8,187	8,756	8,532
Decrease (increase) in accrued Membership fees receivable	353	(808)	(313)
Decrease (increase) in inventories	19	226	(174)
(Increase) decrease in refundable income taxes	(643)	1,566	(1,600)
(Increase) decrease in deferred member and associate service costs	(399)	1,150	(375)
Increase in other assets	(2,013)	(84)	(1,062)
(Decrease) increase in Membership benefits payable	(26)	(142)	160
Increase (decrease) in deferred revenue and fees	1,889	(1,092)	975
Increase in other non-current liabilities	1,292	1,354	1,337
(Decrease) increase in income taxes payable	–	(5,590)	5,590
Increase (decrease) in accounts payable and accrued expenses	4,457	(1,576)	3,458
Net cash provided by operating activities	67,794	64,317	67,178
Cash flows from investing activities:			
Additions to property and equipment	(3,396)	(5,254)	(5,858)
Purchases of investments – available-for-sale	(15,865)	(64,983)	(270,435)
Maturities and sales of investments – available-for-sale	26,083	65,826	306,357
Net cash provided by (used in) investing activities	6,822	(4,411)	30,064
Cash flows from financing activities:			
Proceeds from issuance of debt	5,000	10,000	9,556
Repayments of debt	(22,408)	(24,074)	(27,793)
Proceeds from exercise of stock options	108	338	(84)
Tax benefit on exercise of stock options	14	156	790
Purchases of treasury stock	(50,705)	(44,717)	(66,460)
Repayment of capital lease obligations	(249)	(22)	(341)
Net cash used in financing activities	(68,240)	(58,319)	(84,332)
Net increase in cash and cash equivalents	6,376	1,587	12,910
Cash and cash equivalents at beginning of year	26,528	24,941	12,031
Cash and cash equivalents at end of year	$ 32,904	$ 26,528	$ 24,941
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 1,232	$ 4,443	$ 6,541
Cash paid for income taxes	$ 38,070	$ 42,142	$ 30,937
Non-cash activities – capital lease obligation incurred	$ 446	$ –	$ –

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME
(Amounts and shares in 000's, except dividend rates and par values)

	Common Stock		Retained	Accum.	Treasury Stock		
	Shares	Amount	Earnings	OCI[1]	Shares	Amount	Total
January 1, 2007	18,488	$ 185	$ 129,413	$ 290	4,852	$ (99,028)	$ 30,860
Exercise of stock options and other	122	1	(85)	–	–	–	(84)
Income tax benefit related to exercise of stock options	–	–	790	–	–	–	790
Net income	–	–	51,202	–	–	–	51,202
Other comprehensive income[1]	–	–	–	1,531	–	–	1,531
Treasury shares purchased	–	–	–	–	1,319	(66,460)	(66,460)
Treasury shares retired	(1,319)	(13)	(66,447)	–	(1,319)	66,460	–
December 31, 2007	17,291	173	114,873	1,821	4,852	(99,028)	17,839
Exercise of stock options and other	16	–	338	–	–	–	338
Income tax benefit related to exercise of stock options	–	–	156	–	–	–	156
Net income	–	–	60,172	–	–	–	60,172
Other comprehensive income[1]	–	–	–	(1,981)	–	–	(1,981)
Treasury shares purchased	–	–	–	–	1,053	(44,717)	(44,717)
Treasury shares retired	(1,053)	(10)	(44,707)	–	(1,053)	44,717	–
December 31, 2008	16,254	163	130,832	(160)	4,852	(99,028)	31,807
Exercise of stock options and other	4	–	108	–	–	–	108
Income tax benefit related to exercise of stock options	–	–	14	–	–	–	14
Net income	–	–	55,138	–	–	–	55,138
Other comprehensive income[1]	–	–	–	1,965	–	–	1,965
Treasury shares purchased	–	–	–	–	1,354	(50,705)	(50,705)
Treasury shares retired	(1,354)	(14)	(50,691)	–	(1,354)	50,705	–
December 31, 2009	14,904	$ 149	$ 135,401	$1,805	4,852	$ (99,028)	$ 38,327

(1) Other Comprehensive Income	Year Ended December 31,		
	2009	**2008**	**2007**
Net income	$ 55,138	$ 60,172	$ 51,202
Other comprehensive income, net of tax:			
Foreign currency translation adjustment	1,535	(2,028)	1,206
Unrealized gains (losses) on investments, net of tax:			
Unrealized holding gains arising during period	656	21	182
Less: reclassification adjustment for (gains) losses included in net income	(226)	26	143
	430	47	325
Other comprehensive income, net of income taxes of $301, $25 and $207 in 2009, 2008 and 2007, respectively	1,965	(1,981)	1,531
Comprehensive income	$ 57,103	$ 58,191	$ 52,733

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Except for per share amounts, dollar amounts in tables are in thousands unless otherwise indicated)

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Pre-Paid Legal Services, Inc. (the "Parent") and subsidiaries (collectively, the "Company") develop and market legal service plans (referred to as "Memberships"). The Memberships sold by us allow members to access legal services through a network of independent law firms ("provider law firms") under contract with us. We offer our Identity Theft Shield to new and existing members at $9.95 per month if added to a legal service Membership or it may be purchased separately for $12.95 per month. The nationwide provider of the Identity Theft Shield benefits and the Provider law firms are paid a fixed fee on a capitated basis to render services to plan members residing within the state or province in which the provider law firm is licensed to practice. Because the fixed fee payments by us to benefit providers do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to us in managing claims risk. At December 31, 2009, Memberships subject to the capitated benefit provider arrangement comprised approximately 99% of our active Memberships. The remaining Memberships, less than 1%, were primarily sold prior to 1987 and allow members to locate their own lawyer to provide legal services available under the Membership with the member's lawyer being reimbursed for services rendered based on usual, reasonable and customary fees. Memberships are generally guaranteed renewable and Membership fees are principally collected on a monthly basis, although approximately 5% of Members have elected to pay their fees in advance on an annual or semi-annual basis. At December 31, 2009, we had 1,547,585 Memberships in force with members in all 50 states, the District of Columbia and the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. Approximately 90% of the Memberships were in 29 states and provinces. The Memberships are marketed by an independent sales force referred to as "associates."

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") which vary in some respects from statutory accounting principles used when reporting to state insurance regulatory authorities.

Principles of Consolidation

The consolidated financial statements include our accounts and our wholly owned subsidiaries. Our primary subsidiaries include Pre-Paid Legal Casualty, Inc. ("PPLCI"), Legal Service Plans of Virginia ("LSPV") and Pre-Paid Legal Services, Inc. of Florida ("PPLSIF"). All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The financial results of our Canadian operations are measured in local currency and then translated into U.S. dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include our legal contingencies accrual, member and associate revenue and cost deferrals, income tax accruals and the fair value of our financial instruments.

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash, certificates of deposit, short-term investments, debt and equity securities, Membership fees receivable, Membership benefits payable, notes payable and accounts payable and accrued expenses. Fair value estimates have been determined by us, using available market information and appropriate valuation methodologies. Fair values of actively traded debt securities are based on quoted market prices. Fair values of inactively traded debt securities are based on quoted market prices of identical or similar securities or based on observable inputs like interest rates. The carrying value of cash, certificates of deposit, Membership fees receivable, Membership benefits payable and accounts payable and accrued expenses are considered representative of their respective fair value, due to the short-term nature of these instruments. The carrying value of notes payable is considered representative of their respective fair values, due to the variable interest rate feature of such notes. The fair value disclosures relating to debt and equity securities are presented in Note 2.

Cash and Cash Equivalents

We consider all highly liquid unpledged investments with maturities of three months or less at time of acquisition to be cash equivalents. We place our temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash and cash equivalents.

Investments

We classify our investments held as available-for-sale and account for them at fair value with unrealized gains and losses, net of taxes, excluded from earnings and reported as other comprehensive income. We classify available-for-sale securities as current if we expect to sell the securities within one year, or if we intend to utilize the securities for current operations. All other available-for-sale securities are classified as non-current.

All investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the contractual maturity or estimated life of the individual investment on the level yield method. Gain or loss on sale of investments is based upon the specific identification method. Income earned on our investments in certain state and political subdivision debt instruments is not generally taxable for federal income tax purposes.

Membership fees receivable

Our Membership fees receivable consists of amounts due from members for services provided pursuant to their Membership contract. Membership fees are principally collected on a monthly basis. Membership fees receivable is a result of a portion of members, mostly group members, who pay their Membership fees in arrears and are recorded at amounts due under the terms of the Membership agreement. An allowance for doubtful accounts is not necessary as the recorded amount is adjusted to net realizable value at period-end based on our historical experience and the short period of time after period-end in which the accounts will be collected.

Inventories

Inventories include the cost of materials and packaging and are stated at the lower of cost or market.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful lives of the related assets or the period of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred and renewals and betterments are capitalized. Interest cost incurred during the construction period of major facilities is capitalized. The capitalized interest is recognized as part of the asset to which it relates and is amortized over the asset's estimated useful life.

Revenue recognition - Membership and Associate Fees

Our principal revenues are derived from Membership fees, most of which are collected on a monthly basis. Memberships are generally guaranteed renewable and non-cancelable except for fraud, non-payment of Membership fees or upon written request. Membership fees are recognized in income ratably over the related service period in accordance with Membership terms, which generally require the holder of the Membership to remit fees on an annual, semi-annual or monthly basis. Approximately 95% of members remit their Membership fees on a monthly basis. Approximately 69% of our Membership fees are paid in advance and, therefore, are deferred and recognized over their respective periods.

We also charge new members, who are not part of an employee group, a $10 enrollment fee. This enrollment fee and related incremental direct and origination costs of $10 for 2009, 2008 and 2007 are deferred and recognized in income over the estimated life of a Membership in accordance with FASB ASC Section 605, *Revenue Recognition.* We compute the expected Membership life using more than 25 years of actuarial data. At December 31, 2009, we computed the expected Membership life to be approximately three years. If the expected Membership life were to change significantly, which management does not expect in the short term, the deferred Membership enrollment fee and related costs would be recognized over a longer or shorter period.

We derive revenues from services provided to our marketing sales force primarily from a one-time non-refundable enrollment fee from each new sales associate for which we provide initial sales and marketing supplies and enrollment services to the associate. Average enrollment fees paid by new sales associates were $87, $72 and $57 for 2009, 2008 and 2007, respectively. Revenue from, and costs of, the initial sales and marketing supplies (approximately $17) are recognized when the materials are delivered to the associates. The remaining revenues and related incremental direct and origination costs are deferred and recognized over the estimated average active service period of associates which at December 31, 2009 is estimated to be approximately five months, unchanged from year end 2008. Management estimates the active service period of an associate periodically based on the average number of months an associate produces new Memberships including those associates that fail to write any Memberships. If the active service period of associates changes significantly, which management does not expect in the short term, the deferred revenue and related costs would be recognized over the new estimated active service period.

Associate services revenue also includes revenue recognized on the sale of marketing supplies and promotional material to associates and includes fees related to our *eService* program for associates. The *eService* program provides subscribers Internet based back office support such as reports, on-line documents, tools, a personal e-mail account and multiple personalized web sites with "flash" movie presentations.

Member and Associate Costs

Deferred costs represent the incremental direct and origination costs we incur in enrolling new members and new associates and that portion of payments made to provider law firms and associate commissions related to the deferred revenue discussed above. Deferred costs for enrolling new members include the cost of the Membership kit and salary and benefit costs for employees who process Membership enrollments. Deferred costs for enrolling new associates include training and success bonuses paid to individuals involved in recruiting the associate and salary and benefit costs of employees who process associate enrollments. Such costs are deferred to the extent of the lesser of actual costs incurred or the amount of the related fee charged for such services. Deferred costs are amortized to expense over the same period as the related deferred revenue. Deferred costs that will be recognized within one year of the balance sheet date are classified as current and all remaining deferred costs are considered noncurrent. Associate related costs are reflected as associate services and direct marketing, and are expensed as incurred if not related to the deferred revenue discussed above. These costs include providing materials and services to associates, associate introduction kits, the associate incentive program, group marketing and marketing services departments (including costs of related travel, marketing events, leadership summits and international sales convention). Shipping and handling costs of $2.1 million, $1.7 million and $1.9 million in 2009, 2008 and 2007, respectively, are primarily included in Associate services and direct marketing costs.

Membership Benefits Liability

The Membership benefits liability represents per capita amounts due the provider of Identity Theft Shield benefits and provider law firms on approximately 99% of the Memberships and claims reported but not paid and actuarially estimated claims incurred but not reported on the remaining non-provider Memberships which represent less than 1%. We calculate the benefit liability on the non-provider Memberships based on completion factors that consider historical claims experience based on the dates that claims are incurred, reported to us and subsequently paid. Processing costs related to these claims are accrued based on an estimate of expenses to process such claims.

Income Taxes

We account for income taxes using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are recognized in different periods in our financial statements and tax returns. In estimating future tax consequences, we generally consider all future events other than future changes in the tax law or rates that have not been enacted.

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. We record deferred tax assets related to the recognition of future tax benefits of temporary differences and net operating loss and tax credit carryforwards. To the extent that realization of such benefits is not considered more likely than not, we establish a valuation allowance to reduce such assets to the estimated realizable amount.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

We and our subsidiaries are subject to U.S. Federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions. Our 2005 – 2009 U.S. federal income tax returns remain open to examination by the Internal Revenue Service (IRS). Our state and local income tax returns for years 2001 through 2009 remain open to examination by the state and local taxing authorities. Canadian income tax returns for 1999 through 2002 are currently under examination and years 2005 – 2009 are open to examination. The IRS examined our U.S. federal income tax return for 2004 resulting in no recommended adjustments to the tax return.

We recognize interest and/or penalties related to income tax matters in general and administrative expenses.

Commissions to Associates

Prior to March 1, 2002, we had a level Membership commission schedule of approximately 27% of Membership fees and advanced the equivalent of up to three years of commissions on new Membership sales. Effective March 1, 2002, and in order to offer additional incentives for increased Membership retention rates, we returned to a differential commission structure with rates of approximately 80% of first year Membership fees on new Memberships written and variable renewal commission rates ranging from five to 25% per annum based on the 12 month Membership retention rate of the associate's sales organization. Beginning in August 2003, we allowed the associate to choose between the level commission structure and up to three-year commission advance or the differential commission structure with a one-year commission advance.

We expense advance commissions ratably over the first month of the related Membership. As a result of this accounting policy, our advance commission expenses are recorded in the first month of a Membership and there is no commission expense recognized for the same Membership during the remainder of the advance period. Associates must qualify for advance commissions by writing at least three Memberships.

Long-Lived Assets

We review long-lived assets to be held and used in operations when events or changes in circumstances indicate that the assets might be impaired. The carrying value of long-lived assets is considered impaired when the identifiable undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced by disposal costs.

Incentive awards payable

Associates can earn the right to attend an annual incentive trip by meeting monthly qualification requirements for the entire calendar year and maintaining certain personal retention rates for the Memberships sold during the calendar year. Associates can also earn the right to receive additional monthly bonuses by meeting the monthly qualification requirements for twelve consecutive months and maintaining certain personal retention rates for the Memberships sold during that twelve-month period. The incentive awards payable at any date is estimated based on an evaluation of the existing associates that have met the monthly qualifications, any changes to the monthly qualification requirements, the estimated cost for each incentive earned and the number of associates that have historically met the personal retention rates. Changes to any of these assumptions would directly affect the amount accrued, but we do not expect any of the significant trends affecting this account to change significantly in the near term.

Legal Contingencies

Our accounting for legal contingencies requires that a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. This process requires subjective judgment about the likely outcomes of litigation. Liabilities related to most of our lawsuits are especially difficult to estimate due to the nature of the claims, limitation of available data and uncertainty concerning the numerous variables used to determine likely outcomes or the amounts recorded. Litigation expenses are recorded as incurred and we do not accrue for future legal fees. It is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Treasury Stock

We immediately retire all our treasury stock purchases at cost. We retired, at cost, 1,354,183, 1,053,614 and 1,318,721 shares of common stock during 2009, 2008 and 2007, respectively.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. Disclosures about products and services and geographic areas are presented in Note 17.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued guidance on the FASB Accounting Standards Codification(TM) ("Codification") and the Hierarchy of Generally Accepted Accounting Principles. This guidance establishes the Codification as the single official source of authoritative United States accounting and reporting standards for all non-governmental entities (other than guidance issued by the SEC). The Codification changes the referencing and organization on financial standards and is effective for interim and annual periods ending on or after September 15, 2009. We have applied the Codification to our disclosures beginning with our third quarter of fiscal 2009. As Codification is not intended to change the existing accounting guidance, its adoption did not have an impact on our financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that defined fair value, established a framework for measuring fair value, and expanded disclosures about fair value measurements. We adopted the guidance on January 1, 2008, as required for our financial assets and financial liabilities. However, the FASB deferred the effective date for one year as it relates to fair value measurement requirements for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis. The adoption of the guidance for our financial assets and financial liabilities did not have a material impact on our consolidated financial statements. The adoption of the guidance for our nonfinancial assets and nonfinancial liabilities had no impact on our consolidated financial statements.

In February 2007, the FASB issued guidance on the fair value option for financial assets and financial liabilities. This guidance permits an entity to choose, at specified election dates, to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity reports unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected are recognized in earnings as incurred and not deferred. The guidance also established presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This guidance was effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. At the effective date, an entity could elect the fair value option for eligible items that existed at that date. We did not elect the fair value option for eligible items that existed as of January 1, 2008. As such, the adoption of this guidance did not have any impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued guidance on noncontrolling interests in consolidated financial statements which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This guidance is effective for us beginning January 1, 2009 and the adoption of this guidance had no impact on our consolidated financial position, results of operations or cash flows.

In October 2008, the FASB issued guidance on determining the fair value of a financial asset when the market for that asset is not active which clarified how to determine the fair value of a financial asset when the market for that financial asset is inactive. This guidance was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this guidance did not have an impact on our consolidated financial position, results of operations or cash flows.

In January 2009, the FASB provided additional guidance with respect to how entities determine whether an "other-than-temporary impairment" (OTTI) exists for certain beneficial interests in a securitized transaction, such as asset-backed securities and mortgage-backed securities, that (1) do not have a high quality rating or (2) can be contractually prepaid or otherwise settled such that the holder would not recover substantially all of its investment. This guidance was effective for us prospectively beginning October 1, 2008. We considered this additional guidance when classifying respective additional impairments as "temporary" or "other-than-temporary" beginning with the fourth quarter of 2008. This guidance had no impact on such classifications on our consolidated financial position, results of operations or cash flows.

On April 9, 2009, the FASB issued guidance on the interim disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The guidance required those disclosures in all interim financial statements. This guidance is effective for interim periods ending after June 15, 2009 and we adopted them in second quarter 2009.

In August 2009, the FASB further updated the fair value measurement guidance to clarify how an entity should measure liabilities at fair value. The update reaffirms fair value is based on an orderly transaction between market participants, even though liabilities are infrequently transferred due to contractual or other legal restrictions. However, identical liabilities traded in the active market should be used when available. When quoted prices are not available, the quoted price of the identical liability traded as an asset, quoted prices for similar liabilities or similar liabilities traded as an asset, or another valuation approach should be used. This update also clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. We adopted the provisions of this update for fair value measurements of liabilities effective October 1, 2009, which did not have a material impact on our consolidated financial statements.

Note 2 - Investments

A summary of the amortized cost, unrealized gains and losses and fair values of our investments at December 31, 2009 and 2008 follows:

	December 31, 2009			
	Amortized	Gross Unrealized		Fair
Available-for-Sale and pledged investments	Cost	Gains	Losses	Value
U.S. Government obligations	$ 85	$ –	$ –	$ 85
Corporate obligations	344	72	–	416
Obligations of state and political subdivisions.	20,895	1,101	(4)	21,992
Auction Rate Certificates	325	–	(29)	296
Certificates of deposit	4,911	–	–	4,911
Total	$ 26,560	$ 1,173	$ (33)	$ 27,700

	December 31, 2008			
	Amortized	Gross Unrealized		Fair
Available-for-Sale and pledged investments	Cost	Gains	Losses	Value
U.S. Government obligations	$ 217	$ 16	$ –	$ 233
Corporate obligations	350	–	–	350
Obligations of state and political subdivisions.	30,385	938	(546)	30,777
Auction Rate Certificates	375	–	–	375
Certificates of deposit	5,753	–	–	5,753
Total	$ 37,080	$ 954	$ (546)	$ 37,488

In determining whether declines in the fair value of available-for-sale securities below their cost are other than temporary, management considers the financial condition of the issuer, causes for the decline in fair value (i.e., interest rate fluctuations or declines in creditworthiness) and severity and duration of the decline, among other things. At December 31, 2009, we had two out of 263 securities (primarily municipal securities) with unrealized losses in four consecutive quarters with combined market losses of $1,400. These losses were determined to be temporary since these securities were rated A2 or better and we have the ability to hold these to maturity.

The contractual maturities of our available-for-sale investments in debt securities and certificates of deposit at December 31, 2009 by maturity date follows:

	Amortized Cost	Fair Value
One year or less	$ 5,236	$ 5,238
Two years through five years	5,216	5,555
Six years through ten years	10,989	11,585
More than ten years	5,119	5,322
Total	$ 26,560	$ 27,700

Our investment securities are included in the accompanying consolidated balance sheets at December 31, 2009 and 2008 as follows:

	December 31,	
	2009	2008
Available-for-sale investments (current)	$ 2,959	$ 12,812
Available-for-sale investments (non-current)	20,529	20,637
Investments pledged	4,212	4,039
Total	$ 27,700	$ 37,488

We are required to pledge investments to various state insurance departments as a condition to obtaining authority to do business in certain states. The fair value of investments pledged to state regulatory agencies is as follows:

	December 31,	
	2009	2008
Certificates of deposit	$ 2,055	$ 1,917
Obligations of state and political subdivisions	2,072	1,889
U. S. Government obligations	85	233
Total	$ 4,212	$ 4,039

Proceeds from sales of investments during 2009, 2008 and 2007 were $25.7 million, $14.4 million and $14.2 million, respectively, and resulted in gross realized gains of $425,000, $109,000 and $248,000 and gross realized losses of $54,000, $72,000 and $13,000, respectively.

Note 3 - Property and Equipment

Property and equipment is comprised of the following:

	Estimated Useful Life	December 31, 2009	December 31, 2008
Equipment, furniture and fixtures	3-10 years	$ 47,719	$ 44,967
Computer software	3 years	17,621	16,660
Buildings	20-40 years	39,450	39,420
Automotive and aviation equipment	3-10 years	14,142	14,152
Land	N/A	445	445
		119,377	115,644
Accumulated depreciation		(70,277)	(62,199)
Property and equipment, net		$ 49,100	$ 53,445

As of December 31, 2009 and 2008, capitalized interest of $706,000 was included in the cost of the building. No interest was capitalized during 2009, 2008 or 2007.

Note 4 – Other Assets, Current

Other Assets, current, are comprised of the following:

	December 31, 2009	December 31, 2008
Prepaid Canadian income taxes	$ 3,089	$ 3,161
Other prepaid expenses, current portion	1,976	1,969
Accrued interest receivable	363	489
Other	695	581
Total	$ 6,123	$ 6,200

Note 5 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of the following:

	December 31, 2009	December 31, 2008
Accounts payable	$ 3,550	$ 4,003
Commissions	3,880	–
Marketing bonuses payable	3,518	3,399
Incentive awards payable	2,476	3,080
Litigation accrual	–	500
Other	5,825	5,345
Total	$ 19,249	$ 16,327

Note 6 – Notes Payable

During 2006, we received $80 million of senior, secured financing (the "Senior Loan") from Wells Fargo Foothill, Inc. ("Wells Fargo") consisting of a $75 million five year term loan facility (the "Term Facility") and a $5 million five year revolving credit facility (the "Revolving Facility"). At December 31, 2009, we had fully used the Revolving Facility. After payment of an origination fee of 1%, lender costs and retirement of $15.3 million of existing bank indebtedness, the net proceeds of the Term Facility we received were $58.8 million and were used to purchase treasury stock.

The Term Facility provides for a five-year maturity and amortizes in monthly installments of $1.25 million commencing August 1, 2006, with interest on the outstanding balances under the Term Facility and the Revolving Facility payable, at our option, at a rate equal to Wells Fargo base rate or at the 30 day LIBOR rate plus 150 basis points. The interest rate at December 31, 2009 was 1.74%. We are also obligated to make additional quarterly payments equal to 50% of our "excess cash flow" (as defined in the Senior Loan agreement) if our Leverage Ratio is greater than or equal to 1 to 1 at the end of a quarter. Our Leverage Ratio was 0.43 to 1 at December 31, 2009. We expect to be able to repay the facilities with cash flow from operations. We have the right to prepay the Term Facility in whole or in part without penalty.

The Senior Loan is guaranteed by our non-regulated wholly owned subsidiaries and is secured by all of our tangible and intangible personal property (other than aircraft), including stock in all of our direct subsidiaries, and a mortgage on a building we recently acquired in Duncan, Oklahoma and remodeled to relocate and expand our existing customer service facility in Duncan.

In addition to customary covenants for loans of a similar type, the principal covenants for the Senior Loan are:

- a limitation on incurring any indebtedness in excess of the remaining existing bank indebtedness outstanding and $2.3 million in permitted capitalized leases or purchase money debt;
- a limitation on our ability to pay dividends or make stock purchases, other than with the net proceeds of the Term Loan, unless we meet certain cash flow tests; At December 31, 2009, we had approximately $1.4 million of availability pursuant to this limitation.
- a prohibition on prepayment of other debt;
- a requirement to maintain consolidated EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) for a rolling twelve month period ending December 31, 2006 and each quarter thereafter of at least $80 million ($75 million for us and our top tier direct subsidiaries);
- a requirement to maintain a quarterly fixed charge coverage ratio (EBITDA (with certain adjustments) divided by the sum of interest expense, income taxes and scheduled principal payments) of at least 1.1 to 1;
- a requirement to maintain at least 1.3 million members;
- a requirement to maintain a Leverage Ratio (funded indebtedness as of the end of each quarter divided by EBITDA for the trailing twelve months) of no more than 1.5 to 1;
- we must have availability (unused portion of the Revolving Facility) plus Qualified Cash (the amount of unrestricted cash and cash equivalents) greater than or equal to $12,500,000; and
- an event of default occurs if Harland Stonecipher ceases to be our Chairman and Chief Executive Officer for a period of 120 days unless replaced with a person approved by Wells Fargo.

We were in compliance with these covenants at December 31, 2009.

Our $20 million real estate loan was fully funded in 2002 to finance our new headquarters building in Ada, Oklahoma and has a final maturity of August 2011. This loan, with interest at the 30-day LIBOR rate plus 150 basis points adjusted monthly, is secured by a mortgage on our headquarters. The interest rate at December 31, 2009 was 1.74% with monthly principal payments of $191,000 plus interest with the balance of approximately $2.3 million due at maturity. The real estate loan's financial covenants conform to those of the Senior Loan.

During 2007, we entered into a term loan agreement with Wells Fargo Equipment Finance, Inc. to refinance $9.6 million indebtedness related to our aircraft. This loan, with interest at the 30-day LIBOR rate plus 89 basis points adjusted monthly, is secured by a mortgage on the aircraft and engines. The interest rate at December 31, 2009 was 1.13% with monthly principal payments of $80,000 plus interest.

During June 2008, we received additional financing from Bank of Oklahoma for $10 million on an unsecured basis repayable in 12 equal monthly payments beginning June 30, 2008, together with interest at LIBOR plus 162.5 basis points. This loan was repaid in its entirety pursuant to its terms.

A schedule of outstanding balances as of December 31, 2009 is as follows:

Senior loan	$ 28,750
Real estate loan	6,095
Aircraft loan	7,406
Total notes payable	42,251
Less: Current portion of notes payable	(23,241)
Long term portion	$ 19,010

A schedule of future maturities as of December 31, 2009 is as follows:

Repayment Schedule commencing January 2010:	
Year 1	$ 23,241
Year 2	13,514
Year 3	956
Year 4	956
Year 5	956
Thereafter	2,628
Total notes payable	$ 42,251

Note 7 - Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2009	2008	2007
Current	$ 35,997	$ 36,840	$ 33,864
Deferred	(460)	385	(552)
Total provision for income taxes	$ 35,537	$ 37,225	$ 33,312

A reconciliation of the statutory Federal income tax rate to the effective income tax rate is as follows:

	Year Ended December 31,		
	2009	2008	2007
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Tax exempt interest	(.5)	(.6)	(1.0)
Wage tax credits	(.3)	(.3)	(.4)
Prior years, state income taxes, net	–	–	2.4
State income tax expense, net	4.7	4.0	3.8
Other	.3	.1	(.4)
Effective income tax rate	39.2%	38.2%	39.4%

During the 2007 fourth quarter we discovered and corrected a clerical error in the amount of net operating loss reported in a 2003 state income tax return which resulted in nonpayment of income taxes in that state for several years.

Deferred tax liabilities and assets at December 31, 2009 and 2008 are comprised of the following:

	December 31,	
	2009	2008
Deferred tax liabilities relating to:		
Deferred member and associate service costs	$ 7,074	$ 6,919
Property and equipment	8,710	8,693
Unrealized investment gains	457	159
Total deferred tax liabilities	16,241	15,771
Deferred tax assets relating to:		
Expenses not yet deducted for tax purposes	4,318	4,028
Deferred revenue and fees	11,875	11,138
Other	13	110
Total deferred tax assets	16,206	15,276
Net deferred tax liability	$ (35)	$ (495)

Our deferred tax assets and liabilities are included in the accompanying consolidated balance sheets at December 31, 2009 and 2008 as follows.

	December 31,	
	2009	2008
Deferred income taxes (current asset)	$ 5,370	$ 5,151
Deferred income taxes (non-current liability)	(5,405)	(5,646)
Net deferred tax liability	$ (35)	$ (495)

A significant portion of the deferred tax assets recognized relate to deferred revenue and fees. A valuation allowance was not recorded since we believe that there is sufficient positive evidence to support our conclusion not to record a valuation allowance. We believe that we will realize the tax benefit of these deferred tax assets in the future because of our history of pre-tax income. However, there can be no assurance that we will generate taxable income or that all of our deferred tax assets will be utilized.

Note 8 - Stockholders' Equity

We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has increased such authorization from 500,000 shares to 16 million shares during subsequent board meetings. At December 31, 2009, we had purchased 15.1 million treasury shares under these authorizations for a total consideration of $457.9 million, an average price of $30.32 per share. We purchased and formally retired 1,354,183 shares of our common stock during 2009 for $50.7 million, or an average price of $37.44 per share, reducing our common stock by $13,541 and our retained earnings by $50.7 million. At December 31, 2009 and 2008, we had 10.1 million and 11.4 million common shares outstanding, respectively, net of treasury shares. Given the current interest rate environment, the nature of other investments available and our expected cash flows, we believe that purchasing treasury shares enhances shareholder value and may seek alternative sources of financing to continue or accelerate the program. Any additional treasury stock purchases will be made at prices that we consider attractive and at such times, that we believe will not unduly affect our liquidity.

The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than the greater of 10% of such accumulated available surplus or the previous years' net profits. PPLSIF is similarly restricted pursuant to the insurance laws of Florida. During 2009, PPLCI declared and, after obtaining all necessary regulatory approvals, paid extraordinary dividends to us of $6.7 million compared to the $14.9 million dividend paid to us during 2008. During 2009, LSPV paid us an ordinary dividend of $1.8 million compared to $4.1 million during 2008. At December 31, 2009, the amount of restricted net assets of consolidated subsidiaries was $25.5 million, representing amounts that may not be paid to us as dividends either under the applicable regulations or without regulatory approval.

Note 9 – Other Expenses, net

The components of other expenses, net are as follows:

	Year Ended December 31,		
	2009	2008	2007
Depreciation and amortization	$ 8,187	$ 8,756	$ 8,532
Premium taxes	1,765	1,776	1,956
Interest expense	1,173	4,221	6,678
Litigation settlements and change in litigation accrual	(450)	906	15
Interest income	(2,117)	(2,246)	(3,340)
Total Other expenses, net	$ 8,558	$ 13,413	$ 13,841

Note 10 - Comprehensive Income

Comprehensive income is comprised of two subsets - net income and other comprehensive income. Included in other comprehensive income for us are foreign currency translation adjustments and unrealized gains on investments. These items are accumulated within the Statements of Changes in Stockholders' Equity and Other Comprehensive Income under the caption "Accumulated OCI." As of December 31, accumulated other comprehensive income, as reflected in the Consolidated Statements of Changes in Stockholders' Equity, was comprised of the following:

	2009	2008
Foreign currency translation adjustments	$ 1,110	$ (425)
Unrealized losses on investments, net of income taxes of $443 and $159	695	265
Accumulated other comprehensive income (loss)	$ 1,805	$ (160)

Note 11 - Related Party Transactions

As part of the share repurchase program described previously, we may from time to time make such purchases from related parties. The table below reflects all such transactions during 2009, 2008 and 2007:

Transaction Date	No. of shares	Price	Transaction Amount	Basis of Price	Acquired From	Relationship
3/16/2007	825	$ 53.45	$ 44,096	Prior day close	Steve Williamson	Chief Financial Officer
4/25/2007	33,469	59.70	1,998,099	Lower of close or Volume-Weighted Average Price	Randy Harp	Chief Operating Officer
4/25/2007	100,000	59.70	5,970,000	Lower of close or Volume-Weighted Average Price	Harland Stonecipher	Chief Executive Officer
7/5/2007	900	66.91	60,219	Prior day close	John Hail	Director
8/2/2007	500	52.26	26,130	Prior day close	TVC Inc.	Director John Hail controlled entity
8/25/2008	6,500	44.39	288,535	Prior day close	Randy Harp	Chief Operating Officer
8/25/2008	2,000	44.39	88,780	Prior day close	Steve Williamson	Chief Financial Officer
12/8/2008	150,000	35.08	5,262,000	Negotiated below closing price	Idoya Partners	Partnership jointly managed by Director Thomas W. Smith and others
1/30/2009	200,000	33.57	6,714,000	Negotiated below closing price	Idoya Partners	Partnership jointly managed by Director Thomas W. Smith and others

Note 12 – Leases

At December 31, 2009, we were committed under noncancelable operating and capital leases, principally for buildings and equipment. Aggregate rental expense under all operating leases was $133,000, $122,000 and $111,000 in 2009, 2008 and 2007, respectively.

Future commitments commencing January 2010 related to noncancelable operating leases are as follows:

Year Ended December 31,	
2010	$ 139
2011	138
2012	84
2013	53
2014	27
Thereafter	206
Total operating lease commitments	$ 647

Future minimum lease payments commencing in January 2010 related to capital leases are as follows:

Year Ended December 31,	
2010	$ 308
2011	81
2012	81
2013	81
2014	81
Thereafter	1,244
Total minimum lease payments	1,876
Less: Imputed interest	(745)
Present value of net minimum lease payments	1,131
Less: Current portion	(245)
Noncurrent portion of capital leases payable	$ 886

We have entered into capital leases to acquire equipment and buildings that expire at various dates through 2033. The capital lease assets are included in property and equipment as follows at December 31, 2009 and December 31, 2008.

	December 31,	
	2009	2008
Equipment, furniture and fixtures	$ 1,175	$ 729
Buildings and improvements	314	314
	1,489	1,043
Less: accumulated amortization	(340)	(225)
Net capital lease assets	$ 1,149	$ 818

Note 13 - Commitments and Contingencies

On March 27, 2006, we received a complaint filed by Blackburn & McCune PLLC, a former provider attorney law firm, in the Second Circuit Court of Davidson County, Tennessee seeking compensatory and punitive damages on the basis of allegations of breach of contract and fraud. On May 15, 2006, the trial court dismissed plaintiff's complaint in its entirety. Plaintiff amended the complaint to allege fraud and breach of fiduciary duty on June 12, 2006 and filed a notice of appeal on June 13, 2006. On August 24, 2007, the Court of Appeals reversed the ruling of the trial court and remanded the suit to the trial court for further proceedings. On June 24, 2009, the trial court granted our motion for summary judgment and dismissed plaintiff's action against us in its entirety. Plaintiff appealed the summary judgment, oral arguments have been held, and we are awaiting the ruling of the appellate court. The ultimate outcome of this matter is not determinable.

On March 23, 2007, we received a Civil Investigative Demand ("CID") from the Federal Trade Commission ("FTC") requesting information relating to our Identity Theft Shield and Affirmative Defense Response System ("ADRS") Program. On April 20, 2009, we received a letter from the FTC alleging misrepresentations in sales materials used in our Identity Theft Shield and ADRS program such that we made false and misleading claims about the effectiveness of ADRS for helping organizations comply with government data security requirements. Revisions to the marketing materials originally provided to the FTC have been made subsequent to the initial communication with the FTC. We attempted to resolve this matter with the FTC between May 2009 and November 2009; however on November 18, 2009, the FTC forwarded a staff recommendation to the Commission with a proposed complaint seeing injunctive relief and disgorgement of funds received for sales of the identity theft shield and legal plan products at ADRS presentations. We met with the FTC on February 3, 2010 to explain our disagreement with the FTC and to reach a mutually agreeable solution. The FTC could decide to commence administrative or federal court proceedings for purposes of determining whether there has been a violation and might seek a variety of remedies, including injunctive relief. The ultimate outcome of the matter is not determinable but we will vigorously defend our interests in this matter.

On October 5, 2009, we received a subpoena from the Division of Enforcement of the Securities and Exchange Commission ("SEC"). The subpoena requires us to produce a variety of documents pertaining to our treasury stock repurchase program; our ADRS program and other marketing practices; membership statistical information; segment reporting; the FTC contingency disclosure; and other operational practices. This investigation is a fact-finding inquiry and does not mean that the SEC has reached any conclusions. We are cooperating with the staff of the SEC and providing the requested information and expect to continue to do so. We are not able to predict what the outcome of this inquiry may be or when it will be resolved.

We are a defendant in various other legal proceedings that are routine and incidental to our business. We will vigorously defend our interests in all proceedings in which we are named as a defendant. We also receive periodic complaints or requests for information from various state and federal agencies relating to our business or the activities of our marketing force. We promptly respond to any such matters and provide any information requested. While the ultimate outcome of these proceedings is not determinable, we do not currently anticipate that these contingencies will result in any material adverse effect to our financial condition or results of operation, unless an unexpected result occurs in one of the cases. The costs of the defense of these various matters are reflected as a part of general and administrative expense, or Membership benefits if fees relate to Membership issues, in the consolidated statements of income. We believe that we have meritorious defenses in all pending cases and will vigorously defend against the claims and have not established an accrued liability for any estimated damages in connection with these various cases. However, it is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Canadian taxing authorities are challenging portions of our commission and general and administrative deductions for tax years 1999 - 2002 and have tax assessments that aggregate $5.7 million. During 2007, we reached a settlement with Canadian taxing authorities regarding the general and administrative deductions that would allow us to claim a deduction on the Canadian tax return for over 70% of these items. This settlement offer allowed us to amend our U.S. federal tax returns and deduct the remaining 30% of these items. The Canadian and U.S. tax returns have been amended to reflect the changes in our general and administrative expense and credits/refunds for the associated taxes, penalty and interest. The Canadian taxing authorities contend commission deductions should be matched with the membership revenue as received, we contend these commissions are deductible when paid. Under Canadian tax laws, our commission payments are treated as a prepaid expense and we base our deduction of commission on the fact that all the services (the sale of the membership) have been performed by the sales associate at the time of sale, therefore this prepaid expense (the commission payments) is deductible when paid. In addition, the commission payment is taxable to the sales associate when paid and each year we issue a T4 (Canadian 1099 equivalent) to sales associates for the total commission payments made during that year. We did not prevail on the commission issue on our appeal to the Canadian taxing authorities and on December 19, 2008 filed our Notice of Appeal with the Tax Court of Canada. During the 3rd quarter 2009, the Canadian taxing authorities indicated they are amenable to a settlement regarding the commission issue. We have paid all the assessed tax, penalty and interest relating to the commission issue and at December 31, 2009 have $3 million recorded in Other Assets, Current which represents the amount of previously paid tax, penalty and interest for tax years 1999 through 2002 we expect to ultimately receive. It is possible that an adverse outcome could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Note 14 - Stock Options, Stock Ownership Plan and Benefit Plan

We have a stock option plan (the "Plan") under which the Board of Directors (the "Board") or our Stock Option Committee (the "Committee") may grant options to purchase shares of our common stock. The Plan permits the granting of options to our directors, officers and employees to purchase our common stock at not less than the fair value at the time the options are granted. The Plan provides for option grants to acquire up to 3,000,000 shares and permits the granting of incentive stock options as defined under Section 422 of the Internal Revenue Code at an exercise price for each option equal to the market price of our common stock on the date of the grant and a maximum term of 10 years. Options not qualifying as incentive stock options under the Plan have a maximum term of 15 years. The Board or Committee determines vesting of options granted under the Plan. No options may be granted under the Plan after December 12, 2012. We have not granted options under the Plan since March 2004.

The Plan previously provided for automatic grants of options to our non-employee directors. Under the Plan, each incumbent non-employee director and any new non-employee director received options to purchase 10,000 shares of common stock on March 1 of each year. The options granted each year were immediately exercisable as to 2,500 shares and vested in additional increments of 2,500 shares on the following June 1st, September 1st, and December 1st in the year of grant, subject to continued service by the non-employee director during such periods. Options granted to non-employee directors under the Plan have an exercise price equal to the closing price of the common stock on the date of grant. These automatic grants of options to non-employee directors were eliminated effective January 1, 2005, and therefore no further grants to non-employee directors have been made.

Also included below are stock options that were issued to our Regional Vice Presidents ("RVPs") in order to encourage stock ownership by our RVPs and to increase the proprietary interest of such persons in our growth and financial success. These options have been granted periodically to RVPs since 1996. Options were granted at fair market value at the date of the grant and were generally immediately exercisable for a period of three years or within 90 days of termination, whichever occurs first. There we no options granted to RVPs during 2009, 2008 or 2007.

A summary of the status of our total stock option activity as of December 31, 2009, 2008 and 2007, and for the years ended on those dates is presented below:

	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year....	42,500	$ 19.70	58,500	$ 20.08	273,040	$ 23.26
Granted..	–	–	–	–	–	–
Exercised..	(4,500)	23.93	(16,000)	21.09	(208,943)	24.17
Terminated	–	–	–	–	(5,597)	22.87
Outstanding at end of year.............	38,000	$ 19.20	42,500	$ 19.70	58,500	$ 20.08
Options exercisable at year end	38,000	$ 19.20	42,500	$ 19.70	58,500	$ 20.08
Aggregate intrinsic value of outstanding options........................	$ 831		$ 748		$2,063	
Intrinsic value of options exercised..	$ 40		$ 398		$6,821	
Fair value of options vested during period	$ –		$ –		$ –	
Weighted average grant date fair value per share	N/A		N/A		N/A	

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$19.20	38,000	1.16	$19.20

During 1988, we adopted an employee stock ownership plan. Under the plan, employees may elect to defer a portion of their compensation by making contributions to the plan. Prior to December 31, 2006, up to seventy-five percent of the contributions made by employees were used to purchase Company common stock with the remaining twenty-five percent allocated to other investment options within the plan. For plan years beginning after December 31, 2006, the plan allows participants to move any portion of their account that is invested in our stock from that investment into other investment alternatives under the plan. At our option, we may make matching contributions to the plan in cash, and recorded expense of $512,000, $544,000 and $486,000 for 2009, 2008 and 2007 respectively.

In November 2002, we adopted a deferred compensation plan, which permits executive officers and key employees to defer receipt of a portion of their compensation. Deferred amounts accrue hypothetical returns based upon investment options selected by the participant. We have amended the deferred compensation plan, effective January 1, 2009, to comply with new provisions of Section 409A of the Internal Revenue Code. Deferred amounts are paid in cash based on the value of the investment option and are generally payable following termination of employment in a lump sum or in installments as elected by the participant, but the plan provides for financial hardship distributions, distributions in the event of total disability or death and distributions upon a change in control. The plan also provides for a death benefit of $500,000 for each participant. Although the plan is unfunded and represents an unsecured liability of ours to the participants, we have purchased variable life insurance policies owned by us to insure the lives of the group of participants and to finance our obligations under the plan. As of December 31, 2009 and 2008, we had an aggregate deferred compensation liability of $9.2 million and $7.9 million, respectively, which is included in other non-current liabilities. At December 31, 2009 and 2008, the cash value of the underlying insurance policies owned by us was $8.3 million and $6.5 million, respectively, and was included in other assets.

Note 15 - Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock and dilutive potential common shares outstanding during the year. The weighted average number of common shares is also increased by the number of dilutive potential common shares issuable on the exercise of options less the number of common shares assumed to have been purchased with the proceeds from the exercise of the options pursuant to the treasury stock method; those purchases are assumed to have been made at the average price of the common stock during the respective period.

	Year Ended December 31,		
Basic Earnings Per Share:	2009	2008	2007
Earnings:			
Income	$ 55,138	$ 60,172	$ 51,202
Shares:			
Weighted average shares outstanding	10,918	11,916	13,151

Diluted Earnings Per Share:

Earnings:			
Income	$ 55,138	$ 60,172	$ 51,202
Shares:			
Weighted average shares outstanding	10,918	11,916	13,151
Assumed exercise of options	14	18	46
Weighted average number of shares, as adjusted	10,932	11,934	13,197

Options to purchase shares of common stock are excluded from the calculation of diluted earnings per share when their inclusion would have an anti-dilutive effect on the calculation. No options were excluded from the diluted earnings per share calculation for the years ended December 31, 2009, 2008 and 2007.

Note 16 - Selected Quarterly Financial Data (Unaudited)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2009 and 2008.

Selected Quarterly Financial Data[1]
(In thousands, except per share amounts)

2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$113,120	$112,393	$113,947	$119,017
Net income	17,101	15,791	10,831	11,415
Basic income per common share - Net Income	$ 1.53	$ 1.44	$ .99	$ 1.08
Diluted income per common share - Net Income	$ 1.52	$ 1.44	$ .99	$ 1.08
2008				
Revenues	$116,203	$116,855	$116,523	$114,908
Net income	15,942	15,056	14,442	14,732
Basic income per common share - Net Income	$ 1.29	$ 1.25	$ 1.23	$ 1.28
Diluted income per common share - Net Income	$ 1.29	$ 1.25	$ 1.23	$ 1.27

(1) The sum of EPS for the four quarters may differ from the annual EPS due to rounding and the required method of computing weighted average number of shares in the respective periods.

Note 17 - Segment Information

We operate a consistent business model, marketing Memberships to our customers in the United States and four Canadian provinces. We maintain regional geographic management to facilitate local execution of our marketing strategies. However, the most significant performance evaluations and resource allocations made by our chief operating decision makers are made on a global basis. As such, we have concluded that we maintain one operating and reportable segment. Substantially all of our business is currently conducted in the United States. Revenues from our Canadian operations for 2009, 2008 and 2007 were $8.7 million, $8.7 million and $7.9 million, respectively. We have no significant long-lived assets located in Canada.

Note 18 – Fair Value Measurement

On January 1, 2008, we adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The Statement applies whenever other statements require or permit assets or liabilities to be measured at fair value. ASC 820 established the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include obligations of state and political subdivisions, government guaranteed bank debt, auction rate certificates and corporate obligations.

Level 3: Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, we perform an analysis of all instruments subject to ASC 820 and include in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table presents our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and 2008 by level within the fair value hierarchy:

Available for Sale Investments	December 31,	
Fair Value Measurements Using:	2009	2008
Level 1 inputs	$ –	$ –
Level 2 inputs	27,700	37,488
Level 3 inputs	–	–
Total	$ 27,700	$ 37,488

For securities without a readily ascertainable market value (Level 2), we utilize pricing services and broker quotes. Our pricing service's evaluations are based on market data. Our pricing service utilizes evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information. Because many fixed income securities do not trade on a daily basis, our pricing service's evaluated pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing, to prepare evaluations. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the balance sheets.

Our financial instruments consist primarily of cash, certificates of deposit, short-term investments, debt and equity securities, Membership fees receivable, Membership benefits payable, notes payable and accounts payable and accrued expenses. Fair value estimates have been determined by us, using available market information and appropriate valuation methodologies. Fair values of inactively traded debt securities are based on quoted market prices of identical or similar securities or based on observable inputs like interest rates. The carrying value of cash, certificates of deposit, Membership fees receivable, Membership benefits payable and accounts payable and accrued expenses are considered to be representative of their respective fair value, due to the short-term nature of these instruments. The carrying value of notes payable is considered to be representative of their respective fair values, due to the variable interest rate feature of such notes. The fair value disclosures relating to debt and equity securities are presented above.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Controls and Procedures

Our principal executive officer (Chairman, Chief Executive Officer and President) and principal financial officer (Chief Financial Officer) have evaluated our disclosure controls and procedures as of December 31, 2009, and have concluded that these controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (15 U.S.C. § 78a et seq) is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of Part II of this Annual Report on Form 10-K under the heading "Management's Annual Report on Internal Control over Financial Reporting."

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of Part II of this Annual Report on Form 10-K under the heading "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting."

Changes in Internal Control Over Financial Reporting

During the fourth quarter of 2009, no change occurred in our internal control over financial reporting that materially affected, or is likely to materially affect, our internal control over financial reporting.

Certifications

Our Chief Executive and Chief Financial Officers have completed the certifications required to be filed as an Exhibit to this Report (See Exhibits 31.1 and 31.2) relating to the design of our disclosure controls and procedures and the design of our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

In accordance with the provisions of General Instruction G (3), information required by Items 10 through 14 of Form 10-K are incorporated herein by reference to our Proxy Statement for the Annual Meeting of Shareholders to be filed prior to April 30, 2010.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) Financial Statements: See Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule set forth on page 42 of this report.

(2) Exhibits: For a list of the documents filed as exhibits to this report, see the Exhibit Index following the signatures to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRE-PAID LEGAL SERVICES, INC.

Date: February 24, 2010

By: /s/ Randy Harp
Randy Harp
Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Harland C. Stonecipher Harland C. Stonecipher	Chairman of the Board of Directors (Principal Executive Officer)	February 24, 2010
/s/ Randy Harp Randy Harp	Chief Operating Officer	February 24, 2010
/s/ Steve Williamson Steve Williamson	Chief Financial Officer (Principal Financial and Accounting Officer)	February 24, 2010
/s/ Orland G. Aldridge Orland G. Aldridge	Director	February 24, 2010
/s/ Martin H. Belsky Martin H. Belsky	Director	February 24, 2010
/s/ Peter K. Grunebaum Peter K. Grunebaum	Director	February 24, 2010
/s/ John W. Hail John W. Hail	Director	February 24, 2010
/s/ Duke R. Ligon Duke R. Ligon	Director	February 24, 2010
/s/ Thomas W. Smith Thomas W. Smith	Director	February 24, 2010

PRE-PAID LEGAL SERVICES, INC AND SUBSIDIARIES
Schedule I – Condensed Financial Information of the Registrant

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
BALANCE SHEETS
(Amounts in 000's)

ASSETS

	December 31,	
	2009	**2008**
Current assets:		
Cash and cash equivalents	$ 23,365	$ 19,434
Available-for-sale investments, at fair value	–	11,789
Membership fees receivable	4,936	5,149
Inventories	1,266	1,285
Refundable income taxes	1,330	687
Deferred member and associate service costs	14,742	14,348
Other assets	2,718	2,744
Total current assets	48,357	55,436
Available-for-sale investments, at fair value	324	684
Investments pledged	345	307
Property and equipment, net	48,532	52,844
Investments in and amounts due to/from subsidiaries, net	52,394	47,946
Deferred member and associate service costs	1,894	1,826
Other assets	9,735	8,213
Total assets	$161,581	$167,256
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Membership benefits payable	$ 11,549	$ 11,640
Deferred revenue and fees	24,065	22,146
Current portion of capital leases payable	245	24
Current portion of notes payable	23,241	22,408
Accounts payable and accrued expenses	17,922	14,526
Total current liabilities	77,022	70,744
Capital leases payable	886	910
Notes payable	19,010	37,251
Deferred revenue and fees	1,751	1,670
Deferred income taxes	15,395	16,976
Other non-current liabilities	9,190	7,898
Total liabilities	123,254	135,449
Stockholders' equity:		
Common stock	149	163
Retained earnings	135,401	130,832
Accumulated other comprehensive income	1,805	(160)
Treasury stock, at cost	(99,028)	(99,028)
Total stockholders' equity	38,327	31,807
Total liabilities and stockholders' equity	$161,581	$167,256

See accompanying notes to condensed financial statements.

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
STATEMENTS OF INCOME
(Amounts in 000's)

	Year Ended December 31,		
	2009	2008	2007
Revenues:			
Membership fees	$ 327,826	$ 332,772	$ 323,254
Associate services	27,773	23,266	24,888
Other	2,853	3,276	3,474
	358,452	359,314	351,616
Costs and expenses:			
Membership benefits	111,367	114,624	113,045
Commissions	104,870	98,857	101,700
Associate services and direct marketing	31,717	23,484	28,875
General and administrative	33,208	33,236	39,770
Other, net	7,851	12,427	13,402
	289,013	282,628	296,792
Income before income taxes and equity in net income of subsidiaries	69,439	76,686	54,824
Provision for income taxes	27,663	29,049	17,373
Income before equity in net income of subsidiaries	41,776	47,637	37,451
Equity in net income of subsidiaries	13,362	12,535	13,751
Net income	$ 55,138	$ 60,172	$ 51,202

See accompanying notes to condensed financial statements.

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
STATEMENTS OF CASH FLOWS
(Amounts in 000's)

	Year Ended December 31,		
	2009	**2008**	**2007**
Net cash provided by operating activities	$ 63,026	$ 71,600	$ 64,494
Cash flows from investing activities:			
Additions to property and equipment	(3,396)	(5,170)	(5,817)
Purchases of investments – available-for-sale	(101)	(61,774)	(220,355)
Maturities and sales of investments – available-for-sale	12,642	53,387	256,475
Net cash (used in) provided by investing activities	9,145	(13,557)	30,303
Cash flows from financing activities:			
Proceeds from exercise of stock options	108	338	(84)
Tax benefit on exercise of stock options	14	156	790
Decrease in capital lease obligations	(249)	(22)	(341)
Purchases of treasury stock	(50,705)	(44,717)	(66,460)
Proceeds from issuance of debt	5,000	10,000	9,556
Repayments of debt	(22,408)	(24,074)	(27,793)
Net cash used in financing activities	(68,240)	(58,319)	(84,332)
Net increase (decrease) in cash and cash equivalents	3,931	(276)	10,465
Cash and cash equivalents at beginning of year	19,434	19,710	9,245
Cash and cash equivalents at end of year	$ 23,365	$ 19,434	$ 19,710
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 1,172	$ 4,074	$ 6,536
Cash paid for income taxes	$ 29,940	$ 35,029	$ 30,588
Non-cash activities – capital lease obligation incurred	$ 446	$ –	$ –

See accompanying notes to condensed financial statements.

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
Notes to Condensed Financial Statements

Basis of Presentation

In the parent-company-only financial statements, Pre-Paid Legal Services, Inc.'s ("Parent Company") investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent-company-only financial statements should be read in conjunction with the Parent Company's consolidated financial statements.

Notes 6 and 13 to the consolidated financial statements of Pre-Paid Legal Services, Inc. relate to the Parent Company and therefore have not been repeated in these notes to condensed financial statements.

Expense Advances and Reimbursements

Pursuant to management agreements with certain subsidiaries, which have been approved by insurance regulators, commission advances are paid and expensed by the Parent Company and the Parent Company is compensated for a portion of its general and administrative expenses determined in accordance with the agreements.

Dividends from Subsidiaries

Dividends paid to the Parent Company from its subsidiaries are accounted for by the equity method. During 2009, PPLCI declared and, after obtaining all necessary regulatory approvals, paid extraordinary dividends to us of $6.7 million compared to the $14.9 million and $7.4 million dividends paid to us during 2008 and 2007, respectively. During 2009, LSPV paid us an ordinary dividend of $1.8 million compared to $4.1 million during 2008 and $1.6 million during 2007.

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibit 3.1 of the Company's Report on Form 8-K dated June 27, 2005)
3.2	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the period ended June 30, 2003)
*10.1	Employment Agreement effective January 1, 1993 between the Company and Harland C. Stonecipher (Incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.2	Agreements between Shirley Stonecipher, New York Life Insurance Company and the Company regarding life insurance policy covering Harland C. Stonecipher (Incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K for the year ended December 31, 1985)
*10.3	Amendment dated January 1, 1993 to Split Dollar Agreement between Shirley Stonecipher and the Company regarding life insurance policy covering Harland C. Stonecipher (Incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.4	Form of New Business Generation Agreement Between the Company and Harland C. Stonecipher (Incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the year ended December 31, 1986)
*10.5	Amendment to New Business Generation Agreement between the Company and Harland C. Stonecipher effective January, 1990 (Incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.6	Amendment No. 2 to New Business Generation Agreement between the Company and Harland C. Stonecipher effective January, 1990 (Incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
*10.7	Stock Option Plan, as amended effective May 2003 (Incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.8	Loan agreement dated June 11, 2002 between Bank of Oklahoma, N.A. and the Company (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the six-months ended June 30, 2002)
10.9	Form of Mortgage dated July 23, 2002 between Bank of Oklahoma, N.A. and the Company (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 2002)
*10.10	Deferred compensation plan effective November 6, 2002 (Incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
*10.11	Amended Deferred Compensation Plan effective January 1, 2005 (Incorporated by reference to Exhibit 10.16 of the Company's Report on Form 10-K for the year ended December 31, 2004)
10.12	Credit Agreement dated June 23, 2006 among Pre-Paid Legal Services, Inc, the lenders signatory thereto and Wells Fargo Foothill, Inc. as Arranger and Administrative Agent and Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed June 27, 2006)
10.13	Security Agreement dated June 23, 2006 between Pre-Paid Legal Services, Inc and certain of its subsidiaries and Wells Fargo Foothill, Inc., as Agent (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed June 26, 2006)
10.14	Guaranty Agreement dated June 23, 2006 between certain subsidiaries of Pre-Paid Legal Services, Inc. and Wells Fargo Foothill, Inc., as Agent (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed June 27, 2006)

INDEX TO EXHIBITS

Exhibit No.	Description
10.15	Mortgage, Assignment of Rents and Leases and Security Agreement by Pre-Paid Legal Services, Inc. in favor of Wells Fargo Foothill, Inc as Agent (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed June 26, 2006)
10.16	First Amendment to Loan Agreement dated June 23, 2006 between Pre-Paid Legal Services, Inc. and Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.5 of the Company's of the Company's Current Report on Form 8-K filed June 26, 2006)
10.17	First Amendment to Credit Agreement dated September 10, 2007 between Pre-Paid Legal Services, Inc. and the lenders named therein and Wells Fargo Foothill, Inc. as administrative agent (Incorporated by reference to Exhibit 10.1 of the Company's of the Company's Current Report on Form 8-K filed September 10, 2007)
10.18	Term Loan Agreement dated September 28, 2007 between Pre-Paid Legal Services, Inc. and Wells Fargo Equipment Finance, LLC (Incorporated by reference to Exhibit 10.1 of the Company's of the Company's Current Report on Form 8-K filed October 2, 2007)
10.19	Form of Aircraft Mortgage and Security Agreement between Pre-Paid Legal Services, Inc. and Wells Fargo Equipment Finance, LLC (Incorporated by reference to Exhibit 10.2 of the Company's of the Company's Current Report on Form 8-K filed October 2, 2007)
10.20	Second Amendment to Credit Agreement dated February 22, 2008 between Pre-Paid Legal Services, Inc. and the lenders named therein and Wells Fargo Foothill, Inc. as administrative agent (Incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the year ended December 31, 2007)
10.21	Third Amendment to Credit Agreement dated June 5, 2008 between Pre-Paid Legal Services, Inc. and the lenders named therein and Wells Fargo Foothill, Inc. as administrative agent (Incorporated by reference to Exhibit 10.21 of the Company's Quarterly Report on Form 10-Q for the six-months ended June 30, 2008)
10.22	Share Repurchase Letter agreement between Pre-Paid Legal Services, Inc. and Idoya Partners dated December 8, 2008 (Incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2008)
10.23	Share Repurchase Letter agreement between Pre-Paid Legal Services, Inc. and Idoya Partners dated January 30, 2009 (Incorporated by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2008)
21.1	List of Subsidiaries of the Company
23.1	Consent of Grant Thornton LLP
31.1	Certification of Harland C. Stonecipher, Chairman, Chief Executive Officer and President, Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2	Certification of Steve Williamson, Chief Financial Officer, Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Harland C. Stonecipher, Chairman, Chief Executive Officer and President, Pursuant to 18 U.S.C. Section 1350
32.2	Certification of Steve Williamson, Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350

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* Constitutes a management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.



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BOARD OF DIRECTORS

Harland C. Stonecipher
Company Founder, Chairman of the Board

Orland G. Aldridge
Independent Insurance Agent

Martin H. Belsky
Dean, The University of Akron School of Law

Peter K. Grunebaum
Independent Investment Banker
and Corporate Consultant

John W. Hail
Founder of AMS Health Sciences, Inc.

Duke R. Ligon
Advisory Council Member
Strategic Advisor for Loves Travel Stores

SHAREHOLDER INFORMATION

Shareholders Inquiries, Communications regarding lost stock certificates, change of address, etc., should be directed to:
Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
Toll free within US and Canada 1-800-884-4225

Legal Counsel
Crowe & Dunlevy
20 North Broadway
Oklahoma City, Oklahoma 73102-8273

Independent Accountants
Grant Thornton, LLP
Suite 1200 – One Leadership Square
211 N. Robinson
Oklahoma City, Oklahoma 73102-7148

Corporate Headquarters
Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820-5813
www.prepaidlegal.com

On May 26, 2009, our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by us of the New York Stock Exchange corporate governance listing standards as of such date.

We have filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2009 the Sarbanes-Oxley Act Section 302 certifications regarding the quality of our public disclosure.